

2024
Annual
Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-40482

TaskUs, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**83-1586636**
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
1650 Independence Drive, Suite 100	
New Braunfels, Texas	**78132**
Address of principal executive offices	Zip Code

(888) 400-8275
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	**TASK**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $265.7 million, based on the closing price reported on such date as reported by the Nasdaq Stock Market LLC.

As of February 29, 2024, the registrant had 18,634,258 shares of Class A common stock and 70,032,694 shares of Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2024 Annual Meeting of Stockholders are incorporated herein by references in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may also be contained in our other reports filed under Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which involve certain known and unknown risks and uncertainties. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates," "position us" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We assume no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Our actual results may differ significantly from any results expressed or implied by any forward-looking statements. A summary of the principal risk factors that might cause our actual results to differ from our forward-looking statements is set forth below. The following is only a summary of the principal risks that may materially adversely affect our business, financial condition and results of operations. This summary should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled "Risk Factors" as such risk factors may be updated from time to time in our periodic filings with the Securities and Exchange Commission (the "SEC"), which are accessible on the SEC's website at www.sec.gov. Such risks and uncertainties include, but are not limited to, the following:

Summary Risk Factors

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Class A common stock include, among other things, the following:

- Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business and results of operations.

- Our clients may terminate contracts before completion or choose not to renew contracts and a loss of business or non-payment from clients could materially affect our results of operations.

- We may fail to cost-effectively acquire and retain new clients, which would adversely affect our business, financial condition and results of operations.

- If we provide inadequate service or cause disruptions in our clients' businesses or fail to comply with the quality standards required by our clients under our agreements, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.

- Utilization of artificial intelligence by our clients or our failure to incorporate artificial intelligence into our operations could adversely affect our business, reputation, or financial results.

- Our business prospects will suffer if we are unable to continue to anticipate our clients' needs by adapting to market and technology trends, investing in technology as it develops, and adapting our services and solutions to changes in technology and client expectations.

- Unauthorized or improper disclosure of personal or other sensitive information, or security breaches and incidents, whether inadvertent or purposeful, including as the result of a cyber-attack, could result in liability and harm our reputation, each of which could adversely affect our business, financial condition, results of operations and prospects.

- Trust and Safety, including content monitoring and moderation services, is a large portion of our business. The long term impacts on the mental health and well-being of our employees doing this work are unknown. This work may lead to stress disorders and may create liabilities for us. This work is also subject to significant press and regulatory scrutiny. As a result, we may be subject to negative publicity or liability, or face difficulties recruiting and retaining employees, any of which could have an adverse effect on our reputation, business, financial condition and results of operations.

- Our failure to detect and deter criminal or fraudulent activities or other misconduct by our employees, or third parties such as contractors and consultants that may have access to our data, could result in loss of trust from our clients and negative publicity, which would have an adverse effect on our business and results of operations.

- Global economic and political conditions, especially in the social media and meal delivery and transport industries from which we generate significant revenue, could adversely affect our business, results of operations, financial condition and prospects.

- Our business is heavily dependent upon our international operations, particularly in the Philippines and India, and any disruption to those operations would adversely affect us.

- Our business is subject to a variety of U.S. federal and state, as well as international laws and regulations, including those regarding data privacy and security, and we or our clients may be subject to regulations related to the processing of certain types of sensitive and confidential information. Any failure to comply with applicable data privacy and security laws and regulations could harm our business, results of operations and financial condition.

- Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our results of operations.

- Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

- Pricing pressure may reduce our revenue or gross profits and adversely affect our financial results.

- Our results of operations have been, and could in the future be, adversely affected by volatile, unfavorable or uncertain economic and political conditions, particularly in the markets in which our clients and operations are concentrated, and the effects of these conditions on our clients' businesses.

- The success of our business depends on our senior management and key employees.

- Increases in employee expenses as well as changes to labor laws could reduce our profit margin.

- We may fail to attract, hire, train and retain sufficient numbers of skilled employees in a timely fashion at our sites to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

- We may face difficulties as we expand our operations into countries or industries in which we have no prior operating experience and in which we may be subject to increased business, economic and regulatory risks that could impact our results of operations.

- Our business relies heavily on owned and third-party technology and computer systems, which subjects us to various uncertainties.

- Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.

- Our Sponsor and our Co-Founders control us and their interests may conflict with ours or yours in the future.

- The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our common stock prior to the completion of our June 2021 initial public offering ("IPO"), and it may depress the trading price of our Class A common stock.

- The market price of shares of our Class A common stock has been, and may continue to be, volatile and may decline regardless of our operating performance, which could cause the value of your investment to decline.

We urge you to carefully consider the foregoing summary together with the risks discussed under "Risk Factors" in Part I, Item 1A. in this Annual Report.

Website and Social Media Disclosure

We use our website (www.taskus.com) and our social media outlets, such as Facebook, Instagram, LinkedIn, TikTok, YouTube, X (formerly known as Twitter) and Threads as channels of distribution of Company information. The information we post through these channels may be deemed material. Financial and other important information regarding the Company is routinely posted on and accessible through the Company's website at ir.taskus.com, its Facebook page at facebook.com/TaskUs/, its Instagram page at instagram.com/taskus/, its LinkedIn page at linkedin.com/company/taskus/, its TikTok page at tiktok.com/@taskusinc, its YouTube account at youtube.com/c/Taskus/, its X account at twitter.com/taskus and its Threads account at threads.net/@taskus. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the "Email Alerts" section of our investor relations website at ir.taskus.com. The contents of our website and social media channels are not, however, a part of this Annual Report.

Additional Information

TaskUs, Inc. was incorporated in Delaware on July 27, 2018, under the name TU TopCo, Inc. On December 14, 2020, we changed our name to TaskUs, Inc. Our principal executive offices are located at 1650 Independence Drive, Suite 100, New Braunfels, Texas 78132 and our telephone number is (888) 400-8275.

Certain Definitions

As used in this Annual Report, unless otherwise noted or the context requires otherwise:

- "Client Net Promoter Score" or "cNPS" refers to a percentage, expressed as a numerical value from -100 to 100, to gauge client satisfaction based on our internal client satisfaction survey, using the question "How likely are you to recommend TaskUs to a friend or a colleague?" on a 0 to 10 scale. Responses of nine or ten are considered "promoters" and responses of six or less are considered "detractors." The percentage of respondents who are detractors is subtracted from the percentage of respondents who are promoters, and the resulting percentage is the Client Net Promoter Score. cNPS for a given period reflects all client satisfaction survey responses received during that period. TaskUs runs its cNPS survey approximately every six months.

- "Co-Founders" refers to our co-founders: Bryce Maddock, our Chief Executive Officer and a member of our board of directors; and Jaspar Weir, our President and a member of our board of directors.

- "Employee Net Promoter Score" or "eNPS" refers to a percentage, expressed as a numerical value from -100 to 100, to gauge employee satisfaction based on our internal employee satisfaction survey, using the question "How likely are you to recommend TaskUs to a friend or colleague?" on a 0 to 10 scale. Responses of nine or ten are considered "promoters" and responses of six or less are considered "detractors." The percentage of respondents who are detractors is subtracted from the percentage of respondents who are promoters, and the resulting percentage is the Employee Net Promoter Score. eNPS for a given period reflects all employee satisfaction survey responses received during that period. TaskUs runs its eNPS survey approximately every six months.

- "Headcount" refers to the total number of TaskUs teammates globally as of the end of a given measurement period, including contractor and agency teammates who support our Croatian operations.

- "heloo" refers to the Croatia-based Digital Customer Experience solutions provider that we acquired in April 2022.

- "Net revenue retention rate" for a given fiscal year is calculated using a measurement period consisting of the two consecutive fiscal years ending with and including the most recent applicable fiscal year. Next, we define our "base cohort" as the population of clients that were using our services during the entire 12-month period of the first year of the measurement period. Net revenue retention rate is calculated as the quotient obtained by dividing (a) the revenue generated by the base cohort in the second year of measurement by (b) the revenue generated by the base cohort in the first year of measurement.

- "New client win" refers to a new business opportunity awarded from a company that was not an existing client. When referencing the number of new client wins in a given year, it refers to companies with which TaskUs did not have a business relationship in the prior year, exclusive of new clients resulting from acquisitions.

- "Sponsor" or "Blackstone" refer to certain investment funds associated with Blackstone Inc.

- "Win rate" refers to the percentage of new business opportunities that we were awarded out of all opportunities closed in the period for which we submitted a proposal during the same period. We calculate win rate for a given period as the quotient of the total estimated annual revenue value for our services and solutions under our client contracts, estimated as of the date of each client contract (excluding any estimated project-based revenue value and any estimated revenue value during the implementation period for such client contract) for all opportunities closed as "won" divided by the total estimated annual revenue value for our services and solutions under our client contracts, estimated as of the date of each client contract (excluding any estimated project-based revenue value and any estimated revenue value during the implementation period for such client contract) for all opportunities closed as either "won" or "lost," in each case during that period. Excluded from this calculation are all opportunities closed as "disqualified" because they never reached the proposal stage.

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Item 1. Business

Overview

We are a provider of outsourced digital services and next-generation customer experience to the world's most innovative companies, helping our clients represent, protect and grow their brands. We serve our clients to support their end customers' urgent needs, navigate an increasingly-complex compliance landscape, handle sensitive tasks, including online content moderation and enable artificial intelligence technology and automation. As of December 31, 2023, we served nearly 200 clients spanning established and emerging industry segments, including e-commerce, FinTech, food delivery and ride sharing, gaming, Technology, HealthTech, social media and streaming media.

Our global, omni-channel delivery model is focused on providing our clients three key services – Digital Customer Experience ("Digital CX"), Trust and Safety and Artificial Intelligence ("AI") Services.

Our delivery model is tailored to meet the needs of modern businesses and digital re-inventors. Our cloud-based technology infrastructure is designed to enable clients to set up operations quickly and seamlessly and allows clients to outsource many of their core processes throughout their company lifecycle. We use data science, process automation and transformation, and generative AI to achieve technology-driven efficiency gains.

We believe that our distinctive culture which prioritizes investments in the training, well-being, and financial success of our frontline employees helps us attract, develop, and retain talent while differentiating our services to better serve our clients. As we have expanded across the globe, we strive to champion our vision of operational excellence through an employee-centric culture everywhere we operate. As of December 31, 2023, our worldwide Headcount totaled approximately 48,200 people across 28 sites in 12 countries delivering services in more than 30 languages.

Solutions and Services

The TaskUs platform is purpose-built and organized around three service offerings: Digital Customer Experience, Trust and Safety and Artificial Intelligence Services. For the fiscal year ended December 31, 2023, Digital Customer Experience, Trust and Safety and Artificial Intelligence Services represented 66%, 20% and 14%, respectively, of our total service revenue of $924.4 million compared to 66%, 19% and 15%, respectively, of our total service revenue of $960.5 million for the year ended December 31, 2022.

We aim to bolster our portfolio of highly complementary service capabilities by integrating consultative expertise, process automation, and technology that further expand our value proposition to clients. This may include evaluating M&A opportunities to expand into higher value, specialized services, gain vertical market expertise, or additional capabilities and technologies.

Digital Customer Experience

Our digitally native service offerings enable us to utilize lower cost non-voice channels. We leverage chat, social, in-app support, SMS, and in-platform solutions and apply an "automation first" mentality to our client engagements. In 2023, 83% of our Digital CX revenues were generated from non-voice, digital channels or omni-channel services, while the remaining 17% were generated purely from voice channels; even our pure voice work is supported by cloud-based and generative AI infrastructure.

Our Digital Customer Experience solutions include:

Omni-Channel Customer Care: Protecting and maintaining our clients' brands makes up a significant portion of our Digital CX services. We differentiate our performance with our focus on driving efficiency, based on frontline insights and advanced analytics, and our culture of employee engagement which enhances the customer experience they provide.

Learning Experience: TaskUs provides the curricula, training processes, e-Learning systems, and programs that enable global brands to scale operations, make impactful decisions, build smarter process flows and create high-performing teams.

New Product or Market Launches: We support our clients' in-house teams delivering key market insights, speed and agility, and frontline feedback on the true customer experience so they can adapt and win quickly in new initiatives.

Sales and Customer Acquisition: TaskUs supports outbound sales, lead research, lead generation, appointment setting, new customer outreach and activation, retention, and advanced customer conversion from free and low cost subscription/ product offerings to offerings of higher value and profitability.

TaskUs Digital CX Consulting: TaskUs provides a suite of services to our clients that need assistance designing their customer experience programs and optimizing their operating environments, including Digital CX strategy, operational excellence and technology assessment & recommendations.

Trust and Safety

As a result of government regulations and cultural norms, online platforms must maintain increasingly distinct content policies in different geographies which are dynamically updated in response to the latest threats and evolving bad actor behavior. Our Trust and Safety organization partners with clients to apply best practices to policy development and distribution, product design, quality, and training.

Trust and Safety consists of two primary areas of service: Content Moderation and Risk and Response.

Content Moderation

Content Moderation pertains to the review and disposition of user and advertiser generated content, which may include removal or labeling of policy violating, offensive or misleading content. We may rely on certain technology to remove content that is commonly understood to be objectionable; however, as a result of increasingly complex policies, decisions are often ambiguous. Our Content Moderation experts possess deep domain knowledge, as well as broad cultural and market expertise, which helps them discern context, parse novel slang, and identify images that have been modified to intentionally avoid detection.

Highlights of our Content Moderation services include:

TaskUs Wellness + Resiliency Department: follows a preventative care approach, leveraging existing best practices in the fields of mental health care, medicine, and occupational health and safety to inform the type, scope and degree of offerings available to our teammates. We offer the following:

- Global Life Coaching: We partner with employees in their pursuit of personal well-being through transformative coaching conversations.
- The Resiliency Studio: A psychological health and safety program providing innovative interventions to bolster brain health and equip individuals with the tools to cope with the unique challenges they may encounter.
- Division of Wellness + Resiliency Research: A dedicated team focused on behavioral health to advance teammates' mental health and well-being through innovative research and comprehensive data collection.
- Wellness Technology: We specialize in assessing, creating, and deploying culturally competent and comprehensive well-being tools.

Risk and Response

Risk and Response pertains to services designed to protect end users, detect and eliminate fraud, address unwanted user activity, and manage regulatory compliance.

Our Risk and Response services include:

- Identity: We help safeguard client platforms while accounting for and servicing know-your-customer ("KYC") and know-your-business ("KYB") requirements. We verify the identity of new users, sellers, merchants, and other third parties like hosts and drivers, and support the due diligence process for businesses and higher-risk customers.
- Compliance: We deploy and scale Anti-Money Laundering/Countering the Financing of Terrorism ("AML/CFT") compliance, sanctions screening, and enhanced due diligence teams and respond to regulatory changes over time.
- Fraud: We monitor platform activity for signs of fraud and respond to user-reported complaints, escalating high-priority matters for immediate review. Our fraud investigators identify systemic threats and manage cases to maintain tolerance limits. We deploy workflows, automation, and case management tools to quickly process chargebacks and disputes, and validate transactions.
- Digital Transformation: We build automation technology into our solutions to deliver better quality outcomes faster, improve efficiency and reduce risks.

Artificial Intelligence Services

We first began supporting AI applications over a decade ago. Today, our AI Services have increased in sophistication and complexity as AI applications have evolved in emerging industries, such as generative AI, where we have invested in specialized skills and digital innovation to meet growing demand.

Our Artificial Intelligence Services solutions include:

Data Annotation: We refine large sets of training data for our clients by annotating videos, photos, audio clips and text based on their policy specifications. The quality of this training data is based on the accuracy of our annotation and plays a large role in the success of the resulting AI algorithm.

Examples of the applications that Data Annotation powers include:

Computer Vision: Algorithms which allow a computer to interpret and analyze the visual world simulating the human eye requires millions of high-quality labeled images. For mission critical applications, such as autonomous vehicles, these images often must be labeled down to a single pixel.

Natural Language Processing: To understand the meaning of phrases, algorithms are trained with large sets of written text that has been annotated based on parts of speech, meaning and sentiment.

Video Processing: Understanding videos requires the segmentation and recombination of two distinct training data sets —audio and visual. The audio file must be transcribed and annotated to enable natural language processing and objects in the image files must be tagged to enable Computer Vision.

Sensor Processing: Refining algorithms which make decisions based on sensor data requires annotated sets of sensor data from sources such as the LiDAR systems of autonomous vehicles.

We group our algorithm training services into three phases: learning, generalizing, and predicting. Each of the three phases of development requires distinct support methodologies including quality, training, and knowledge management.

Beyond Data Annotation: We have begun moving up the value chain in AI Services to troubleshooting and remediation of AI applications online and in the field. Our generative AI services span a wide range of reinforcement learning from human feedback tasks to support the development of multimodal Large Language Models ("LLMs").

Sales and Go-To-Market



*   Deal duration reflects the number of days between the creation of an opportunity in our opportunity management system and when a contract is signed or lost. This includes opportunities for both New Clients and Existing Clients.

Clients Generating $500K+ / Year in Revenue



2021	2022	2023
93	108	120

Clients Generating $1M+ / Year in Revenue



2021	2022	2023
72	86	97

Deep Domain Expertise: Our Sales and Client Services teams are organized in industry verticals which allows us to develop deep domain expertise to better attract and grow with clients, understand their pain points, and provide superior solutions. We develop thesis-led prospecting strategies, and apply a multi-faceted pipeline generation process to drive engagement with our target clients. We invite them to our conferences, share value-added content, and host them at events to build genuine relationships as trusted advisors.

Effective and Highly Efficient: We maintain an effective and efficient sales operating model by using industry-leading tools and an offshore sales support model. Vertically aligned business development representatives triage marketing qualified leads, perform outbound outreach to prospects and generate opportunity pipeline while our sales executives focus on deal closure and value delivery. These teams take advantage of skilled proposal, marketing and demand generation resources offshore for support. We believe this approach lowers the total cost of our sales function and creates repeatability and sustainability by maintaining the entire sales funnel at all times.

New Client Wins and Current Client Growth: We leverage our deep domain expertise and highly effective sales team to continue to diversify our client base and add more enterprise-class brands to our portfolio. We won 47 new clients in 2023, achieving a new client win rate of 35%. As our clients grow in size, and the complexity of their outsourcing needs increases, we believe we have an opportunity to increase the addressable spend available to TaskUs, including partnering with clients to optimize their outsourcing spend and cross-selling our full portfolio of services. In 2023, 58 current clients signed new statements of work with us.

Expanding our Addressable Market: We use our strong reputation and expertise serving the digital economy to attract new innovators and enterprise-class brands looking to transform. TaskUs has advanced its recognition and positioning with leading industry analysts and advisors, whom many enterprise buyers turn to for feedback early in their buying journey. We have complemented our sales team with seasoned talent, experienced in selling into enterprise markets, and invested in additional resources and programs to attract and capture new business opportunities with traditional enterprise-class brands. We are deploying this same model as we explore new end-client markets outside of the U.S., particularly in Europe and Asia, where we see demand for our services.

Delivery and Operations

TaskUs operations are designed for agility and scale. We are comfortable operating for growth-stage companies with little outsourcing experience, or taking on scaled operations from some of the world's largest enterprises and technology companies which are highly standardized and outcome driven. We work with our clients to understand their objectives and design the most efficient process to meet and exceed these goals. In 2023, our cNPS was 73, where 83% of all respondents agreed or strongly agreed that their programs' operational performance expectations are regularly met. To deliver to these standards we offer:

• *Subject Matter Expertise:* We have "SME" teams in each of our primary services.

• *Project Management Organization:* Our "PMO" is the linchpin between sales and operations, leading the launch process to plan, execute and deliver for client success.

• *Modern Service Excellence*: We use real-time dashboards and KPI management to meet and exceed our clients' expectations. Our process discipline has allowed us to achieve multiple certifications and compliance standards including Service Organization Report ("SOC 2 Type 2"), ISO 27001, HITRUST and PCI-DSS.

- *Agile Automation and Generative AI (TaskGPT):* We continuously strive to improve our efficiency and quality with our own technology. Our Digital Innovation team focuses on rapid prototyping using lightweight technical solutions like browser based extensions, robotic process automation, and productivity and workflow analytics. We provide a suite of in-house tools, packaged as TaskGPT, harnessing the power of Generative AI to streamline our work for maximum efficiency.
- *Data Science and Analytics:* Our Business Intelligence teams apply data science to client data to drive insights back into our operations in a cycle of continuous improvement.

At the core of our operations are scaled teams of employees, our TaskUs teammates. These individuals ultimately determine the quality of service we provide our clients and, as such, we are passionate about the standards of our frontline teammates and our team leaders, the first level of management. Our agile operating structure, supported by centralized shared services based in the Philippines and India, allows us to serve our clients, and provide teammates flexibility, through various models:

On-site: We have organized our global operating model around our sites, which are run by operations leaders, who act as "Site CEOs." Each of our sites has at least one leader on-site from each of our support functions, including Human Resources, Workforce Management and Information Technology. The combination of onsite leadership with scaled shared services allows us to support our Site CEO model in a cost effective manner and execute processes with the appropriate consistency globally while accounting for local nuance. This is our long-standing model where we surround our teammates with vibrant workspaces, on-site counseling services, daycare and on-site support to increase their performance and retention. This model is particularly important for certain clients and specialized services that require continued operation of physical sites, due to regulatory compliance or our clients' preference.

Utilizing primarily offshore and near-shore markets is a central tenet of our service delivery strategy. Since 88% of our revenue in 2023 was delivered from non-voice, digital channels or omni-channel services, we are particularly well positioned to leverage an off-shore/near-shore model. The Philippines is our largest off-shore market with approximately 30,400 people, or 63%, of Headcount of approximately 48,200 people worldwide. We plan to continue expanding our geographic footprint to drive growth, which may include evaluating M&A opportunities. New geographies mean new languages and/or capabilities to offer to our clients and increasing opportunities to win new business, including clients headquartered in the new countries into which we have expanded. We have grown from 23 sites in 10 countries in 2021 to 28 locations in 12 countries in 2023.

Remote/Hybrid: We utilize an internally developed cloud-based operating model, Cirrus, which enables our employees to deliver services remotely. Our Cirrus strategy follows our client needs with some clients deciding to work 100% remotely and other clients utilizing a hybrid model. We have dedicated leadership in each geography to support our Cirrus model that allows employees to work from home predominantly, with sites for orientation, training and team activities. As of December 31, 2023, more than 45% of our teammates were working 100% remotely or utilizing a hybrid model.

Crowdsource: We also leverage TaskVerse, a centralized platform to source, recruit, and manage freelancers, or "Taskers," from around the world. In addition to TaskUs teammates, Taskers take on tasks such as audio transcription, image annotation, and data collection, among others. With the ability to work flexible hours from anywhere, TaskVerse opens a new dimension to attract, access and engage with the best global talent. As AI becomes more sophisticated and its applications become more global it can require data sets that are annotated by people who speak various languages, come from varying backgrounds and cultures, or specialize in unique and highly in-demand skills. We believe that the TaskVerse platform could help us supplement our capabilities to meet these needs.

TaskUs Headcount as of December 31, 2023



_____

*   Headcount numbers are approximate

Human Capital

     We believe that serving frontline employees helps us to better serve our clients. We believe clients choose TaskUs in part because they view our company culture as aligned with their own, which enables us to act as a natural extension of their brands and gives us an advantage in the recruitment of highly engaged frontline teammates who produce better results.

     Our philosophy is simple: treat people well and they will deliver a better end customer experience which leads to happy clients and a thriving business. Our employees are the core of our business. Our success depends on our ability to attract, hire, train and retain sufficient numbers of employees in a timely fashion at our sites to support our operations. Our employee-centric culture, our focus on employee wellness and satisfaction and our employee-centric site selection enable us to meet that challenge and motivate our employees to stay for the long term. Our happy, motivated and hardworking employees in turn produce high-quality work for our clients.

     We continually work on our company culture like it is a product we sell in the market, by listening to our employees like we listen to our clients. We leverage this feedback to drive continuous improvement of our employee experience globally. Our primary employee-related metric is eNPS, the barometer we use to measure employee engagement. In 2023, our eNPS was 59, and 69% of our employees who participated rated us 9 or 10 on a scale of 10.

     We believe happy employees deliver better results, and our ability to maintain high eNPS scores enables us to drive real business impact, including improved attendance and higher retention. The voluntary attrition rate for employees who were employed by TaskUs for more than 180 days was 25.2% for the year ended December 31, 2023.

Teammate Development

     We invest heavily in our teammates' personal and career development. We believe that employees can be their best at work when they are happy, included, and empowered. Our frontline teammates are at the center of all our strategic initiatives in our career advancement programs. The following are the key tenets:

•   Upskill teammates based on jobs to which they aspire.

- Provide a voluntary model based on self-initiative. We want to give our teammates the power to choose to invest in a career of their choice, at their own pace.
- Produce first-day-ready leaders to fuel the growth of the organization.
- Deliver self-paced learning, space for collaboration, and skill libraries for peer-to-peer learning via a digital ecosystem.
- Mentor future leaders through a group or one-to-one program.

Diversity

At TaskUs, we take pride in our People First culture and core values, which are centered around Diversity, Equity, and Inclusion ("DEI"). We strongly believe that a team that embraces diversity of thought and perspective produces the best outcomes. Our goal is to create an environment where every team member feels valued and empowered to bring their authentic selves to work. By focusing on the pillars of DEI, we strive to foster innovation and drive business success. The key pillars of our DEI strategy consist of the following:

- Inclusive Hiring & Recruiting Strategies: Welcoming talent from all walks of life and sourcing talent from diverse backgrounds.
- Leadership & Global Development: Cultivating an environment that inspires inclusive practices for all and leadership to drive a thriving People First culture through a clear commitment to DEI. Setting the engagement from the top and actively championing inclusive decisions and/or practices.
- Environment & Culture: Fostering an environment that aligns our values with our business strategies and practices to create a DEI-inclusive environment that drives innovation, productivity and a powerful People First culture.
- Continuous Evaluation & Improvement: Consistently evaluating and gauging the effectiveness of DEI initiatives by analyzing data and gathering feedback to pinpoint areas for enhancement and propel advancement.

As of December 31, 2023, women made up 50% of our workforce and 47% of our managers at all levels.

Our Clients

As of December 31, 2023, we served nearly 200 clients, the majority of which are innovative technology companies in attractive, high growth industry verticals, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, Technology, FinTech and HealthTech. We work with a broad range of clients in different stages of their lifecycle, ranging from start-up companies to well-capitalized and established public companies with scaled operations. Many of our clients retain us on a non-exclusive basis. Our top 10 and top 20 clients accounted for 55% and 68% of our revenue for the fiscal year ended December 31, 2023, respectively. Our largest client, Meta, generated 19% of our revenue for the fiscal year ended December 31, 2023. We have multiple agreements across several lines of business with our largest client, which generally include a description of the services provided by TaskUs, invoicing and payment terms, the number of TaskUs employees to be assigned to a given campaign in each location in which the work is performed, our service level obligations, client obligations for providing headcount forecasting and notice in the event of changes in volume, and renewal and termination provisions, including termination for convenience subject to advance notice requirements of varying length. Under these agreements, our fees are generally subject to minimums and maximums, depending on whether the actual volume of services provided falls below or exceeds periodic volume forecasts provided by these clients.

Our Competition

We compete in a large, rapidly changing, and fragmented global market which includes onshore and offshore business process outsourcing providers, information technology service providers, consulting firms, and in-house departments of our target clients. We believe the principal competitive factors in our business include company culture; ability to act as partners and support innovation; quality of personnel and service; breadth of offering; scalability and global coverage; ability to apply technology to improve efficiency and quality; and pricing.

We identify emerging industry verticals or those going through transformative changes, and we find attractive sub-segments to address these clients' needs. We have a demonstrated track record of scaling in the industries that we target. Unlike traditional outsourced providers, whose voice-based solutions largely cater to telecommunications, cable and financial services companies, we provide a global, omni-channel delivery model focused on supporting digital solutions. We believe companies choose TaskUs because of our deep expertise in working with the world's most innovative companies, corporate culture, leading employee wellness programs, high quality teammates and strong employee engagement, understanding of complex and rapidly changing industry dynamics, differentiated tech-enabled offerings combined with value added consulting services, and proven ability to rapidly scale.

Intellectual Property

The success of our business depends, in part, on our proprietary technology and intellectual property, including our proprietary processes and know-how. We rely on a combination of laws, security and confidentiality procedures, and contractual provisions to protect our intellectual property and proprietary information.

We require our employees to enter into written agreements upon the commencement of their relationships with us, which assign to us all deliverables and work product made, developed or conceived by them in connection with their employment or provision of services, including the intellectual property rights therein. These agreements also provide that any confidential or proprietary information disclosed or otherwise made available by us remains confidential.

We also enter into confidentiality and non-disclosure agreements with our clients. These customary agreements cover our use of our clients' software systems and platforms as our clients often own the intellectual property in the products we develop for them. Furthermore, we sometimes grant a perpetual, worldwide, royalty-free, nonexclusive, transferable and irrevocable license to our clients to use our pre-existing intellectual property, but only to the extent necessary in order to use the software or systems we develop for them.

We have registered or are registering various trademarks and service marks in the United States and other countries. In some countries we also have common law rights to certain trademarks and service marks. Our ability to obtain trademark registrations varies from country to country, as does the duration of trademark and service mark registrations, which may generally be renewed indefinitely as long as the marks are in use and their registrations are properly maintained.

We also have and maintain certain trade secrets arising out of the authorship or creation of proprietary applications, systems and business practices. Confidentiality is maintained primarily through contractual clauses, and in the case of computer programs and information maintained in our electronic systems and networks, system access controls, tracking and authorization processes.

Our Technology

We maintain an innovative, flexible, scalable, resilient, and reliable technology infrastructure that helps us deliver our services and solutions to our clients. We utilize what we believe are industry-leading hardware and software components to provide for and enable the rapid growth of our business. Maintaining the integrity and security of our technology infrastructure is critical to our business, and as such we leverage what we believe are industry-leading and sophisticated security and monitoring tools to promote security and continued performance across our network.

The cloud-based technology supporting our services and solutions is flexible and scalable, and designed according to our clients' needs. We also integrate with our clients' existing platforms where required in order to deliver our services and solutions anywhere our clients need them.

Our strong operational standards and metrics emphasize operational excellence and data analytics to improve our performance and provide better results for our clients. For example, we build custom dashboards for our clients to provide real-time data insights, removing the need to wait for monthly reports. Our custom dashboards are one way we use technology to differentiate ourselves from competitors and to drive efficiency and build trust with our clients.

Our physical network is maintained by a high-quality infrastructure and networking organization, which consists of people around the world who are dedicated to pursuing seamless, uninterrupted service delivery to our clients. In addition, we have dedicated security and compliance professionals responsible for cyber security, fraud, and compliance.

Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve data privacy and security, intellectual property, competition, consumer protection, export taxation, export controls, economic sanctions and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that are contradictory to each other, and/or could harm our business. In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some of our service contracts, we are contractually required to comply even if such laws and regulations apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for our clients to comply with requirements that are applicable to them. If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services, and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. See "Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of U.S. federal and state, as well as international laws and regulations, including those regarding data privacy and security, and we or our clients may be subject to regulations related to the processing of certain types of sensitive and confidential information. Any failure to comply with applicable data privacy and security laws and regulations could harm our business, results of operations and financial condition."

Tax

Several of our sites in the Philippines, India, Mexico and Croatia receive tax incentives based on our compliance with specific criteria. These benefits vary and may include income tax holidays, reduced income taxes, indirect tax exemptions, tax deductions, or tax credits. We track lapsing and developing opportunities as well as changing eligibility qualifications to comply, extend and apply for new incentives. While we believe the ability to meet the requirements to maintain these incentives is within our control, there can be no assurance that we will retain these benefits in the future.

Data Privacy and Security

We are subject to state, federal and international laws and regulations that require us to maintain the privacy and security of personally identifiable information that we process, including General Data Protection Regulation ("GDPR"), the Health Insurance Portability and Accountability Act of 1996 and the Health Information Technology for Economic and Clinical Health Act, as amended, and related regulations (collectively, "HIPAA") and the California Consumer Privacy Act ("CCPA"). Our legal and information security teams are responsible for overseeing our data protection strategy and implementation to monitor our compliance with such laws and regulations, including by managing, implementing, and overseeing internal privacy policies and security measures, such as the regular monitoring and testing of systems and equipment. We are also subject to the self-regulatory standards that require companies that process payment card data to implement certain data security measures.

HIPAA

Certain clients require solutions that ensure security due to nature of the content being distributed and associated applicable regulatory requirements. In particular, our employees may access protected health information, which triggers our required compliance with HIPAA. HIPAA imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting protected health information for or on behalf of such covered entities. HIPAA requires covered entities and business associates, like us, to develop and maintain policies with respect to the protection of, and use the disclosure of electronic protected health information, including the adoption of administrative, physical, and technical safeguards, to ensure the confidentiality, integrity and availability of electronic protected health information, and to follow certain notification requirements in the event of a breach. Violations of HIPAA may result in significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with the United States Department of Health and Human Services ("HHS") to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose protected health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties. As a "business associate," we are directly liable for compliance with HIPAA's privacy and security requirements. We also have obligations under the business associate agreements that we are required to enter into with certain clients that are covered by HIPAA and certain subcontractors that we engage in connection with our business operations.

Content Moderation

Certain laws may apply to content moderation, such as laws regulating hate speech on the internet. Governments may seek to impose additional regulations moderating content on the internet. These laws are currently the subject of significant debate, and we expect that these laws will continue to evolve and change over time.

Anti-Corruption

The Foreign Corrupt Practices Act ("FCPA") prohibits United States businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation, including international subsidiaries, if any, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements.

Globally, other countries in which we operate have enacted anti-bribery laws and/or regulations similar to the FCPA, such as the Anti-Graft and Corrupt Practices Act in the Philippines and the United Kingdom Bribery Act 2010, all of which prohibit companies and their intermediaries from bribing government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under United States and other anti-bribery laws. We maintain a Global Code of Conduct and various other policies against bribery and corruption, and train and monitor our employees to act in accordance with these policies.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at www.sec.gov. Our SEC filings are also available on our website at ir.taskus.com as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website and the information contained on or connected to that site are not incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should carefully consider the following risks, together with all of the other information contained in this Annual Report, including the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this Annual Report. Any of the following risks could have an adverse effect on our business, financial condition, results or operations or prospects and could cause the trading price of our Class A common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business and results of operations.

We derive a substantial portion of our revenue from a few key clients who generally retain us across multiple service offerings. Our top five clients accounted for 41% of our revenue for the fiscal year ended December 31, 2023. Our top client accounted for an aggregate of 19% of our revenue for the fiscal year ended December 31, 2023, across multiple service offerings. The reduction in revenue or loss of all or a portion of our business with, or the failure to retain a significant amount of business with, any of our key clients could have a material adverse effect on our business, financial condition and results of operations.

Our clients may terminate contracts before completion or choose not to renew contracts and a loss of business or non-payment from clients could materially affect our results of operations.

Our ability to maintain continuing relationships with our clients is essential to the growth and profitability of our business. However, the volume of work performed for any specific client is likely to vary from year to year, especially since we generally are not our clients' exclusive outsourcing provider and we generally do not have long-term commitments from clients to purchase our services and solutions. Our contracts are typically one to three years in length with automatic renewal provisions, but certain contracts may provide for termination at the client's convenience with advance notice and may or may not include penalties or required payments in the event the termination right is exercised.

Our clients' ability to terminate engagements with or without cause, including for convenience, or opt for month to month contracts makes our future revenues and profitability uncertain.

In addition, the services and solutions we provide to our clients, and the revenue and income from those services and solutions, may decline or vary as the type and quantity of services and solutions we provide changes over time. Our ability to establish and maintain multi-year close relationships with our clients is essential to the growth and profitability of our business. If we fail to maintain these relationships and successfully obtain new engagements from our existing clients, we may not achieve our revenue growth and other financial goals.

There are a number of factors relating to our clients that are outside of our control, which have in some cases led them to terminate or not renew a contract or project with us, be unable to pay us, or restrict our agreements with other clients, including:

- financial difficulties;
- a demand for price reductions by that client;
- corporate restructuring, or mergers and acquisitions activity;
- change in our client's outsourcing strategy to retain the same type and volume of work with TaskUs but to enter into lower cost contracts and move work to another lower-cost TaskUs support location;
- change in strategic priorities or economic conditions, resulting in elimination of the impetus for the project or a reduced level of technology related spending;
- change in outsourcing strategy resulting in moving more work to the client's in-house departments or to our competitors or transfer to a lower cost TaskUs support location;
- increasing reliance on technology and AI to improve customer experience and automate tasks;
- government regulation that affects our clients' business;
- restrictions on serving certain potential clients that may be viewed as competing with certain existing clients;
- replacement of existing software with packaged software supported by licensors; and
- uncertainty and disruption to the global markets.

Termination or non-renewal of a client contract could cause us to experience a higher than expected number of unassigned employees and thus compress our margins until we are able to reallocate our headcount. The loss of any of our major clients or a significant decrease in the volume of work they outsource to us or the price they are willing or able to pay us, if not replaced by new service engagements and revenue, could cause us to incur expenses, including related to severance payments, and materially adversely affect our revenues and results of operations.

We may fail to cost-effectively acquire and retain new clients, which would adversely affect our business, financial condition and results of operations.

Our continued growth depends on our ability to cost-effectively acquire new clients where there is a significant opportunity to expand our relationship in subsequent periods, including both high-growth, brand-defining consumer technology companies and companies in more traditional or regulated industries. Our ability to acquire new clients, in turn, depends on our ability to attract, train, retain and motivate sales and marketing personnel; remain competitive in our industry; anticipate and address the technological and geographic needs of our clients; and foster awareness of our services and our brand, among other factors. In addition, our ability to attract new clients in new industry verticals, new geographies and with respect to new services or solutions will depend on our ability to effectively train our sales and marketing personnel and develop effective strategies to communicate the value of our services to prospective clients in those industries and geographies. Our clients operate in highly competitive industries that are subject to constant change and disruption. To the extent that our clients do not succeed, we will need to identify and attract new clients that we believe present opportunities for growth and expansions with TaskUs. We cannot guarantee that we will continue to identify or attract new clients, including high-growth, brand defining consumer technology companies or those in more traditional or regulated industries.

Even when we do attract new clients, such new client wins may not result in significant revenue, and there can be no assurance that we will be able to expand the relationship or that the client will not terminate. Accordingly, net revenue retention, win rate and new client wins should not be viewed as leading indicators of our revenue. In addition, a significant portion of the revenue we recognize in each period is derived from agreements entered into in prior periods. Consequently, a decline in sales to new clients or a decline in renewals or upsells with existing clients in any one period may not be immediately reflected in our results of operations for such period, but could be reflected in future periods.

If we provide inadequate service or cause disruptions in our clients' businesses or fail to comply with the quality standards required by our clients under our agreements, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.

Any defects or errors or failure to meet clients' expectations in the performance of our contracts could result in claims for substantial damages against us, particularly as we seek to deliver more complex services and support new clients in industries where we have less experience. Our contracts generally limit our liability for damages that arise from negligent acts, errors, mistakes or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. In certain circumstances, we have agreed to high liability limitations or unlimited liability for some claims, such as claims related to intellectual property infringement or data security breaches. Such claims for which we may be required to indemnify our clients, could be substantial. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and limit our ability to attract new business.

Also, many of our client contracts contain timing commitments, service level and performance requirements, including requirements relating to the quality of our solutions. Failure to complete projects by scheduled dates may cause reputational harm and the loss of future business. Failure to meet service requirements or real or perceived errors made by our employees in the course of delivering our solutions could result in a reduction of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Utilization of artificial intelligence by our clients or our failure to incorporate artificial intelligence into our operations could adversely affect our business, reputation, or financial results.

Generative AI has developed significantly in recent years and continues to advance. We believe this technology has the potential to impact most industries, including business process outsourcing, further automating simple, repeatable tasks, and even streamlining some more sophisticated workflows. Certain of our clients have begun experimenting with this technology. As this technology develops, demand for certain service offerings could decrease, further reducing our clients' spend, which could have a negative impact on our revenue.

Additionally, in order to remain competitive, we have invested in generative AI in pursuit of new opportunities and workflows. Although we have been using generative AI for over two years and believe the future of this technology is one of augmentation in addition to automation, enabling our talented teammates to leverage these tools and continue to meaningfully improve client outcomes and operational efficiencies, there can be no assurance that we will successfully develop and employ AI initiatives. A failure to realize on our investments in AI may adversely impact our client engagements, and have a material adverse impact on our business. Moreover, other risks related to the use of AI include the possibility of new or enhanced governmental or regulatory scrutiny, litigation, or other legal liability, ethical concerns, negative client perceptions as to automation and AI, or other complications that could adversely affect our business, reputation, or financial results. Further, we face significant competition from other companies that are developing their own AI products and technologies. Those other companies may develop AI products and technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy.

Our business prospects will suffer if we are unable to continue to anticipate our clients' needs by adapting to market and technology trends, investing in technology as it develops, and adapting our services and solutions to changes in technology and client expectations.

The use of technology in our industry has expanded and changed rapidly and is expected to continue to do so. Our business depends, in part, upon our ability to develop and implement solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences. We may incur significant expenses in an effort to keep pace with client preferences for technology or to gain a competitive advantage through technological expertise or new technologies.

If we do not recognize the importance of a particular new technology to our business in a timely manner, are not committed to investing in and developing or adopting such new technology and applying these technologies to our business, or are unable to attract and retain the technologists necessary to develop and implement such technologies, our current solutions may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology, a decision not to invest in and develop or adopt such technology that keeps pace with evolving industry standards and changing client demands, or an inability to attract and retain the technologists necessary to develop and implement such technology could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our growth and profitability will depend on our ability to develop and adopt new services and solutions that expand our existing offerings by leveraging new technological trends and cost efficiencies in our operations, while meeting rapidly evolving client expectations. As technology evolves, more tasks currently performed by our team members may be replaced by automation, robotics, AI, chatbots and other technological advances, which puts our lower-skill tier one customer care offerings at risk. These technology innovations could potentially reduce our business volumes and related revenues, unless we are successful in adapting and deploying them profitably.

We may not be successful in anticipating or responding to our client expectations and interests in adopting evolving technology solutions, and their integration in our offerings may not achieve the intended enhancements or cost reductions. Services and solutions offered by our competitors may make our services and solutions not competitive or even obsolete and may negatively impact our clients' interest in our solutions. Our failure to innovate, maintain technological advantages, or respond effectively and timely to transformational changes in technology could have a material adverse effect on our business, financial condition, and results of operations.

Unauthorized or improper disclosure of personal or other sensitive information, or security breaches and incidents, whether inadvertent or purposeful, including as the result of a cyber-attack, could result in liability and harm our reputation, each of which could adversely affect our business, financial condition, results of operations and prospects.

Our business depends significantly upon our technology infrastructure, data, equipment, and systems. Our clients also typically provide data and systems that our employees use to provide services to those clients. Internal or external attacks on our, our third party service providers' or our clients' technology infrastructure, data, equipment, or systems could disrupt the normal operations of our and our clients' businesses, including by impeding our ability to provide critical solutions to our clients. In addition, in the ordinary course of our business we collect, use, store, process, and transmit information about our employees, our clients and customers of our clients, including personal information and protected health information. While we believe we take reasonable measures to protect the security of, and against unauthorized or other improper access to, our technology infrastructure, data, equipment, and systems, including with respect to personal, protected health, and proprietary information, it is possible that our security controls and practices may not prevent unauthorized or other improper access to our technology infrastructure, data, equipment, or systems, or the disclosure or misuse of personal, protected health or proprietary information. Such unauthorized or other improper access, disclosures, security breaches or incidents may be inadvertent, or may be caused by intentional misconduct or other malfeasance or by human error or technical malfunctions, including those caused by hackers, employees, contractors, or vendors. In the past, we have experienced, and in the future, we may again experience, data security incidents resulting from unauthorized access to our and our service providers' systems and unauthorized acquisition of our data and our clients' data including: inadvertent disclosure, misconfiguration of systems, phishing or malware attacks.

Cybersecurity threats and attacks may take on a variety of forms, ranging from inadvertent disclosures or acts by employees to purposeful attacks by individuals and groups of hackers and even sophisticated organizations, including state-sponsored actors. Cybersecurity risks may result from viruses, worms, and other malicious software programs, to hacking or other significant security incidents (e.g., phishing and ransomware attacks) targeted against information technology infrastructure and systems, any of which could result in (i) disclosure, unauthorized access to, or corruption of data, including personal information, confidential information and proprietary information, (ii) defective products, including as a result of system and production downtimes, and (iii) interruptions in the ability to operate our business. Any of the foregoing could subject us to liability or damage our reputation. In addition, as the techniques used to obtain unauthorized access or sabotage systems change frequently and may not be identified when they are first launched against a target, despite our efforts to secure our technology infrastructure, data, equipment, and systems, we may be unable to anticipate or promptly detect all attacks or to implement adequate preventative or mitigation measures against them.

Any unauthorized access, acquisition, use, or destruction of data we collect, use, store, process or transmit, the unavailability of such data, or other disruptions of our ability to provide services and solutions to our clients, regardless of whether it originates or occurs on our systems or those of third party service providers or our clients, could expose us to significant liability under our contracts, as well as to regulatory actions, litigation, investigations, remediation obligations, damage to our reputation and brand, supplemental disclosure obligations, loss of client, customer, consumer, and partner confidence in the security of our applications, impairment to our business, and corresponding fees, fines, costs, expenses, loss of revenues, and other potential liabilities as well as increased costs or loss of revenue or other harm to our business. In addition, if a high profile security breach occurs within our industry, our clients and potential clients may lose trust in the security of our systems and information even if we are not directly affected.

Further, as we continue to evaluate new solutions and services for our clients, including AI initiatives, these new solutions or services, or the third-party components we use to provide such solutions, may contain or introduce cybersecurity threats or vulnerabilities to our clients' information technology networks. Our clients may maintain their own proprietary, sensitive, regulated or confidential information that could be compromised in a cybersecurity attack or incident, or their systems may be disabled or disrupted as a result of such an attack or incident. Our clients, regulators, or other third parties may attempt to hold us liable, through contractual indemnification clauses or directly, for any such losses or damages resulting from such an attack.

Trust and Safety, including content monitoring and moderation services, is a large portion of our business. The long-term impacts on the mental health and well-being of our employees doing this work are unknown. This work may lead to stress disorders and may create liabilities for us. This work is also subject to significant press and regulatory scrutiny. As a result, we may be subject to negative publicity or liability, or face difficulties recruiting and retaining employees, any of which could have an adverse effect on our reputation, business, financial condition and results of operations.

Some of our clients maintain platforms and websites that permit users to post content that is made generally available on these platforms and websites. These posts sometimes contain content that is defamatory, pornographic, hateful, violent, racist, scandalous, obscene, offensive, objectionable, or illegal, or that otherwise violates the policies of our clients ("Prohibited Content"). In addition to Prohibited Content, employees review posts that are political in nature, which may constitute objectionable content to them. Some of our employees work as content moderators on behalf of our clients, screening posts for Prohibited Content. While we believe that content moderation is a vital part of maintaining an open and safe internet for everyone, employees exposed to Prohibited Content on a regular basis are more likely to develop mental health issues, such as stress disorders, or experience other negative health impacts, and are more likely to resign from their employment. In addition, employers of content moderators, including our company, have been subject to significant negative media coverage and other public relations challenges, as well as legal actions by or on behalf of content moderators claiming significant damages for mental health issues allegedly developed while on the job. Additionally, content moderation is subject to regulation in certain jurisdictions and we may receive inquiries from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation.

We are dedicated to improving the efficiency and accuracy of content moderation while also mitigating its impact on the health and well-being of our content moderator employees. Despite these efforts, we could be subject to claims made by such employees. These claims could lead to liability and negative publicity, harm our reputation, and impact our ability to retain or recruit employees to work as content moderators. For example, we may be required under applicable law to provide accommodations for employees who experience or assert they are experiencing such mental health consequences. These accommodations could result in increased costs and reductions in the availability of employees who can perform content moderation work for our clients. Our content moderation employees may also make claims under workers' compensation programs or other public or private insurance programs in connection with their employment or applicable labor or other laws. Any such employee claims or demands could result in increased costs, and could lead us to limit our content moderation business entirely, any of which would adversely impact our business, financial condition and results of operations.

In addition to employee-related controversies surrounding content moderation, companies that are engaged in content moderation, including certain of our clients, are under increasing scrutiny by both the public and lawmakers to be more transparent about how content moderation decisions are made and about the guidelines they create.

We also face scrutiny for our application of our client guidelines. Our content moderation employees may erroneously or deliberately make content moderation decisions, many of which may be subjective in nature, that are inconsistent with client guidelines, which could result in a failure to meet our clients' expectations or adverse publicity, either of which could impair our reputation and our ability to retain existing clients or attract new clients or expose us to liability to users of client platforms. In addition, the content that our content moderation employees analyze is selected for review by our clients' systems and moderated by our employees based on our clients' policies and rules, and the tools used by our clients to identify content may fail to identify content that violates relevant content policy or community guidelines or, in certain jurisdictions, legal requirements. Although the methods employed to select content for review are not within the scope of the services we provide, the failure of objectionable content to be appropriately moderated on our clients' platforms, for whatever reason, could adversely impact our reputation for content moderation service delivery and our ability to attract and retain clients.

Our business, and those of our clients, are subject to laws related to content moderation in some jurisdictions. In the United States, the Communications Decency Act ("CDA") Section 230 provides protection to those who provide "interactive computer services" (e.g., websites and social media platforms) from being liable for the speech of their users (with certain exceptions). The law also shields interactive computer services from civil liability for a good faith action voluntarily taken to restrict access to or availability of content that the provider or user considers to be obscene, lewd, lascivious, filthy, excessively violent, harassing, or otherwise objectionable, whether or not such material is constitutionally protected. The content moderation that is both required and permitted by CDA Section 230 is currently a topic of significant debate in the United States, with some taking the position that interactive computer services are using CDA Section 230 to censor speech, and others taking the position that not enough action is being taken to remove Prohibited Content. As a result of our content moderation business, we risk being part of this ongoing controversy, which could result in negative publicity and harm our ability to retain and attract clients, and negatively impact our business, financial condition and results of operations.

Furthermore, changes to CDA Section 230 are currently being debated by lawmakers, but the final content of these changes, if any, are currently unknown. In October of 2020, the chair of the Federal Communications Commission ("FCC") announced that the FCC will be drafting regulations to clarify the meaning of CDA Section 230. Changes to CDA Section 230 remain uncertain, and could have a significant impact on our business, including by requiring us to comply with additional regulations, subjecting our business, and the businesses of our clients, to increased liability for content moderation activities, significantly increasing our expenses to comply with applicable laws and regulations, or shrinking the market for content moderation, any of which would adversely impact our business, financial condition and results of operations.

Our failure to detect and deter criminal or fraudulent activities or other misconduct by our employees, or third parties such as contractors and consultants that may have access to our data, could result in loss of trust from our clients and negative publicity, which would have an adverse effect on our business and results of operations.

Because we have access to our clients' sensitive and confidential information in the ordinary course of our business, our employees have engaged and could engage in criminal, fraudulent or other conduct prohibited by applicable law, client contracts or internal policy. Remote and hybrid work arrangements for many of our employees reduces our ability to monitor employee conduct and elevates the risk of our employees engaging in such conduct undetected by us. For example, employees may exfiltrate data from client systems by using cameras to photograph their computer screens or provide unauthorized users with access to our and clients' computer systems. Since transitioning to remote work arrangements, we have detected increased incidence of attempted employee fraud. For example, certain of our employees have abused their access to client systems to confer benefits, such as credits for our clients' services, on themselves or their associates, improperly collected sensitive customer data such as credit card or other payment information and engaged in other malfeasance, which has in certain cases resulted in harm to our relationships with impacted clients. Although we terminate employees when our investigations establish misconduct and have implemented measures designed to identify and deter such misconduct, such as fraud prevention training, there can be no assurance that such measures will prevent or detect further employee misconduct. If our employees, or third parties, including contractors and consultants, use their access to our and our clients' systems as a conduit for criminal activity or other misconduct, our clients and their customers may not consider our services and solutions safe and trustworthy, and we could receive negative press coverage or other public attention as a result. Such loss of trust and negative publicity could cause our existing clients to terminate or reduce the scope of their dealings with us and harm our ability to attract new clients, which would have an adverse effect on our business and results of operations. Further, we may be subject to claims of liability by our clients or their customers based on the misconduct or malfeasance of our employees, and our insurance policies may not cover all potential claims to which we are exposed or indemnify us for all liability.

Global economic and political conditions, especially in the social media and meal delivery and transport industries from which we generate significant revenue, could adversely affect our business, results of operations, financial condition and prospects.

Our results of operations may vary based on the impact of changes in the global economy and political environment on us and our clients. While it is often difficult to predict the impact of general economic and political conditions on our business, unfavorable economic or political conditions could adversely affect the demand for some of our clients' products and services and, in turn, could cause a decline in the demand for our services and solutions and materially adversely affect our revenues, financial condition and results of operations. We derive a significant portion of our revenues from consumer technology companies located in the United States. In particular, a substantial portion of our clients are concentrated in the social media, meal delivery and transport industries. The transportation, hospitality, entertainment, e-commerce, FinTech (including cryptocurrency) and retail industries are particularly sensitive to the economic environment, and tend to decline during general economic downturns. In the past we have experienced, and may in the future experience, substantial variation in revenues from our consumer technology clients, including our FinTech (including cryptocurrency) clients. Our business growth largely depends on continued demand for our services and solutions from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase such services and solutions or to move such services and solutions in-house.

In addition, as many of our clients are venture-backed technology companies that have not yet attained profitability, our clients may be particularly susceptible to economic downturns, especially if economic or financial conditions impair their ability to access continued funding. If the U.S. economy weakens or slows, or a negative or an uncertain political climate persists, pricing for our services and solutions may be depressed and our clients may reduce or postpone their spending significantly, which may, in turn, lower the demand for our services and solutions and negatively affect our revenues and profitability.

Our business is heavily dependent upon our international operations, particularly in the Philippines and India, and any disruption to those operations would adversely affect us.

Our business and future growth depend largely on continued demand for our services performed in the Philippines and the United States. During the fiscal year ended December 31, 2023, we derived 55% of our revenue from work performed in the Philippines, 16% of our revenue from work performed in the United States and 13% of our revenue from work performed in India. The Philippines has experienced political instability, acts of natural disaster, such as typhoons and flooding, and the occasional health and security threat and continues to be at risk of similar and other events that may disrupt our operations. In addition, we have benefited from many policies of the Government of India and the Indian state government in the state in which we operate which are designed to promote foreign investment. There is no assurance that such policies will continue. Various factors, such as changes in the central or state governments, could trigger significant changes in India's economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. We also conduct operations in Mexico, Taiwan, Ireland, Greece, Croatia, Serbia, Colombia, Malaysia and other international locations which are subject to various risks germane to those locations.

Our international operations, particularly in the Philippines and India, and our ability to maintain our offshore sites in those jurisdictions are an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. Our competitive advantage would be greatly diminished and may disappear altogether as a result of a number of factors, including:

- political unrest and geopolitical tensions;
- social unrest;
- terrorism or war;
- health pandemics or epidemics;
- failure of power grids in certain of the countries in which we operate, which are subject to frequent outages;
- currency fluctuations;
- changes to the laws of the jurisdictions in which we operate; or
- increases in the cost of labor and supplies in the jurisdictions in which we operate.

Our business and our international operations may also be affected by actual or threatened trade war or other governmental action related to trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our international workforce, particularly in the Philippines and India, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted.

In addition, the Russian invasion of Ukraine and resulting sanctions and other measures imposed in response thereto have increased the level of economic and political uncertainty in Eastern Europe and worldwide. Similarly, ongoing tensions between Israel and other states in the Middle East region as well as within Israel and the Palestinian territories has resulted in, and may in the future result in, conflict and regional instability. Although we do not have employees, facilities, or operations in Russia or Ukraine or Israel or Palestine, the continuation of conflicts or political expansion into surrounding geographic areas could directly impact us, our clients, vendors or subcontractors, which could impact our operations and financial performance. We continue to monitor the situations closely to ensure business continuity plans are in place for neighboring countries where we have a presence, but there can be no assurance that such plans will be effective.

Our business is subject to a variety of U.S. federal and state, as well as international laws and regulations, including those regarding data privacy and security, and we or our clients may be subject to regulations related to the processing of certain types of sensitive and confidential information. Any failure to comply with applicable data privacy and security laws and regulations could harm our business, results of operations and financial condition.

We and our clients are subject to data privacy and security-related laws and regulations that impose obligations in connection with the collection, use, storage, processing or transmitting of personal and sensitive information. Existing U.S. federal and various state and foreign data privacy and security related laws and regulations are rapidly evolving and subject to potentially differing and/or contradictory interpretations, and we expect that legislative and regulatory bodies will expand existing or enact new laws and regulations regarding data privacy and information security related matters in the future, which may require us to expend significant resources to adapt to these changes, or stop offering our services and solutions in certain countries. In addition, because the scope of these laws is changing and may be subject to differing interpretations, and may be inconsistent among countries and jurisdictions in which we operate, or conflict with other rules, it may be costly for us to comply with these laws and regulations, and our attempts to comply with them may adversely affect our business, results of operations and financial condition.

Because global laws, regulations, industry standards and other legal obligations concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation, industry standard or other legal obligation. We, our clients or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our business practices or the business practices of our clients, or our third-party service providers or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our, our clients' or our third-party service providers' business, results of operations or financial condition.

Although we believe we take reasonable efforts to comply with all applicable laws and regulations with respect to security of our own systems, networks, and data, we rely heavily on the use of our clients' and third party service providers' systems to perform services, and we have no or limited ability to control such parties' systems, policies and practices or ensure that there are adequate safeguards in place with respect to these systems. If we or our customers or third-party service providers fail to comply with current or future laws or regulations, we may be subject to litigation regulatory investigations, fines, individual claims, commercial liabilities or other liabilities, as well as negative publicity and a potential loss of business.

We also strive to comply with applicable industry (including self-regulatory) standards and codes of conduct relating to privacy and information security, and are subject to the terms of our own privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with applicable industry standards and codes of conduct, our privacy policies, or our privacy-related obligations to third-parties, has in the past and may in the future result in litigation, regulatory investigations, fines, individual claims, commercial liabilities or other liabilities, as well as negative publicity and a potential loss of business. Further, although we generally obtain and rely on contractual representations that our clients are in compliance with applicable laws and regulations, any such failure or perceived failure by our clients with respect to their users, customers or other third parties, or any failure or perceived failure of our clients to follow their publicly posted privacy policies or other agreements with their users, customers, or other third parties, may result in similar consequences to them and, to the extent our work for such clients is associated with such failure or perceived failure, to us. Additionally, if third parties we work with violate applicable laws, our policies or other privacy or security-related obligations, such violations may also put our clients' information at risk and could in turn have an adverse effect on our business. Governmental agencies may also request or take data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

Certain of our clients are engaged in highly regulated industries and require solutions that ensure security given the nature of the content and information being distributed and associated applicable regulatory requirements. In particular, our employees may access, use or disclose protected health information in compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and related regulations, which are collectively referred to as HIPAA, and/or related federal and state laws and regulations. As a business associate, we are directly liable for compliance with HIPAA's privacy and security requirements. We also have obligations under the business associate agreements that we are required to enter into with certain clients that are covered by HIPAA and certain subcontractors that we engage in connection with our business operations. Compliance efforts can be expensive and burdensome, and responses to enforcement activity can consume significant internal resources. If we fail to comply with our obligations under HIPAA and related federal and state laws and regulations, we may be subject to penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans, resolution and monitoring agreements and related regulatory oversight and reputational harm.

Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our results of operations.

A majority of our revenues are in U.S. Dollars and our costs are primarily in local currencies, including the U.S. Dollar, Philippine Peso, Indian Rupee, Mexican Peso, Colombian Peso, Euro and Taiwanese Dollar. While we utilize hedging contracts for some local currencies, an appreciation of local currencies against the U.S. Dollar would cause a net adverse impact to our profitability. Our exchange rate forward contracts are not designated hedges under Accounting Standards Codification Topic 815, Derivatives and Hedging. Because our financial statements are presented in U.S. Dollars and revenues are primarily generated in U.S. Dollars, whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. Dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries' statements of financial position into U.S. Dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Factors Affecting our Performance."

As we increase our revenues from non-U.S. sites or expand our solution delivery or back office footprint to other international locations, this effect may be magnified. We may in the future engage in additional hedging strategies in an effort to reduce the adverse impact of fluctuations in foreign currency exchange rates, which may not be successful. See also Part II, Item 7A "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk."

Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

Our corporate reputation is a significant factor in our clients' and prospective clients' determination of whether to engage us. We believe the "TaskUs" brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. Our reputation could also be harmed by our association with certain clients with high visibility in the public. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our "TaskUs" brand name and investor confidence in us and result in a decline in the price of our Class A common stock.

Pricing pressure may reduce our revenue or gross profits and adversely affect our financial results.

The prices for our services and solutions may decline for a variety of reasons, including competition in our business and pricing leverage from clients. In particular, we tend to face increased pricing pressure from clients as we expand the existing services and solutions we provide to them. Further, our reliance on any individual client for a significant portion of our revenue may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service and solutions.

In addition, competition continues to increase in the markets in which we operate, and we expect competition to further increase in the future. If we are unable to maintain our pricing due to competitive pressures or other factors, our margins will be reduced and our gross profits, business, financial condition and results of operations would be adversely affected.

The success of our business depends on our senior management and key employees.

Our success depends on the continued service and performance of our senior management, particularly Bryce Maddock, our Co-Founder and Chief Executive Officer, and Jaspar Weir, our Co-Founder and President, and other key employees. In each of the industries in which we participate, there is competition for experienced senior management and personnel with industry-specific expertise. We may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently do not maintain key man life insurance for any of the members of our senior management team or other key employees. We also do not have long-term employment contracts with all of our key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all.

If any of our senior management team, key employees, sales executives or other key sales personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and staff members to them, and our revenue may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, business practices or procedures by such personnel. Any non-competition, non-solicitation or non-disclosure agreements we have or might in the future have with our senior executives or key employees might not provide effective protection to us in light of legal uncertainties and jurisdictional variations associated with the enforceability of such agreements.

Risks Related to Macroeconomic, Geographical and Political Conditions

Our results of operations have been, and could in the future be, adversely affected by volatile, unfavorable or uncertain economic and political conditions, particularly in the markets in which our clients and operations are concentrated, and the effects of these conditions on our clients' businesses.

Global macroeconomic and geopolitical conditions affect us, our clients' businesses and the markets in which we and they operate. Volatile, unfavorable and uncertain economic and political conditions have in the past compromised and could in the future compromise business confidence in the markets in which our clients and operations are concentrated, resulting in clients reducing, deferring or eliminating spending with us, which negatively affects our business. Growth and demand in the markets we or our clients serve could slow, stagnate or contract, in each case, for an extended period of time. Because we operate globally and have significant businesses in many markets, an economic slowdown in any of those markets could adversely affect our results of operations.

Ongoing economic and political volatility and uncertainty and changing demand patterns affect our business in a number of other ways, including making it more difficult to accurately forecast client demand and effectively build our revenue and resource plans. Economic and political volatility and uncertainty is particularly challenging because it may take some time for the effects and changes in demand patterns resulting from these and other factors to manifest themselves in our business and results of operations. Changing demand patterns from economic and political volatility and uncertainty or otherwise, including as a result of increasing geopolitical tensions, inflation, economic downturns, changes in consumer behavior, changes in government regulations, global health emergencies and their impact on us and our clients, could have a significant negative impact on our business, financial condition and results of operations.

Natural events, health pandemics or epidemics, infrastructure breakdowns, wars, widespread civil unrest, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods, volcanic eruptions, tsunamis and earthquakes), health pandemics or epidemics, wars, civil unrest, terrorist attacks and other acts of violence or war could result in significant worker absenteeism, increased attrition rates, lower asset utilization rates, voluntary or mandatory closure of our sites, our inability to meet dynamic employee health and safety requirements, our inability to meet contractual service levels for our clients, our inability to procure essential supplies, travel restrictions on our employees, and other disruptions to our business. For instance, the COVID-19 pandemic resulted in the mandatory closure of some of our sites and required us to implement a virtual operating model in 2020 and additional health and safety measures, which impacted our day-to-day operations and disrupted our business and the business of our clients. A natural disaster, catastrophic event or public health pandemic or epidemic could cause us or our clients to suspend all or a portion of their operations for a significant period of time, result in a permanent loss of resources, or require the relocation of personnel and material to alternate sites that may not be available or adequate. As was the case for the COVID-19 pandemic, the severity, magnitude and duration of such an event and its full economic consequences may be uncertain, rapidly change and pose an unpredictable ultimate impact on our business, financial condition and results of operations. Such events could also adversely affect global economies, worldwide financial markets and our clients' levels of business activity and could potentially lead to economic recession, which could impact our clients' purchasing decisions and reduce demand for our services and solutions and, consequently, adversely affect our business, financial condition, results of operations and cash flows.

In addition, global climate change is expected to result in certain natural disasters occurring more frequently or with greater intensity, such as tsunamis, cyclones, typhoons, drought, wildfires, sea-level rise, heavy rains and flooding. Any such disaster or series of disasters in areas where we have a concentration of sites, such as the Philippines, India, or Texas, could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. For example, a significant portion of our operations are located in or near Manila, Philippines, in sites that are in close proximity to each other. A natural disaster, fire, earthquake, volcanic activity, tsunami, power interruption, work stoppage, outbreaks of pandemics or contagious diseases (such as the COVID-19 pandemic) or other calamity in the Manila metropolitan area would significantly disrupt our ability to deliver our solutions and services and operate our business.

Our sites, key technology systems and data and voice communications may also be damaged or disrupted as a result of technical disruptions such as electricity or infrastructure breakdowns, including from additional stress relating to an increase in working from home and Wi-Fi usage and including damage to telecommunications cables, computer glitches, power failures and electronic viruses or human-caused events such as protests, riots, labor unrest, terrorist attacks and cyberattacks. Such events, or any natural or weather-related disaster, could lead to the disruption of information systems and telecommunication services for sustained periods. They also may make it difficult or impossible for employees to reach our sites. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the sites in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment, internet server connections, information technology systems or sites. In addition, operations of our significant suppliers and distributors could be adversely affected if manufacturing, logistics or other operations in these locations are disrupted for any reason, such as those listed above, and, consequently, our operations could be adversely affected. Even if our operations are unaffected or recover quickly from any such events, if our clients cannot timely resume their own operations due to a catastrophic event, they may reduce or cancel their orders, which may adversely affect our results of operations. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Any of these events, their consequences or the costs related to mitigation or remediation could have a material adverse effect on our business, financial condition, results of operations and prospects.

While we maintain property and business interruption insurance, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our services and solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operations in emerging markets subject us to greater economic, financial, and banking risks than we would face in more developed markets.

We have significant operations in certain emerging market economies, including the Philippines and India. Emerging markets are vulnerable to market and economic volatility to a greater extent than more developed markets, which presents risks to our business and operations. A significant portion of our revenues are generated by services for companies headquartered in the United States. However, many of our personnel and sites are located in lower cost locations, including emerging markets. This exposes us to foreign exchange risks relating to revenues, compensation, purchases, capital expenditures, receivables and other balance-sheet items. As we continue to leverage and expand our global delivery model into other emerging markets, a larger portion of our revenues and incurred expenses may be in currencies other than U.S. Dollars. Currency exchange volatility caused by economic instability or other factors could materially impact our results. See Part II, Item 7A "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk."

The economies of certain emerging market countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. We have cash in banks in countries where the banking sector generally does not meet the banking standards of more developed markets, bank deposits made by corporate entities are not insured, and the banking system remains subject to instability. A banking crisis, or the bankruptcy or insolvency of banks that receive or hold our funds, particularly in the United States, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in that region. In addition, some countries where we operate may impose regulatory or practical restrictions on the movement of cash and the exchange of foreign currencies within their banking systems, which would limit our ability to use cash across our global operations and increase our exposure to currency fluctuations. Emerging market vulnerability, and especially its impact on currency exchange volatility and banking systems, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Growth and Business Strategies

We may face difficulties as we expand our operations into countries or industries in which we have no prior operating experience and in which we may be subject to increased business, economic and regulatory risks that could impact our results of operations.

We have continued to expand our international operations in order to maintain an appropriate cost structure and meet our clients' needs, which has included opening sites in new jurisdictions and providing our services and solutions in additional languages. We expect our continued expansion efforts will include expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. Additionally, we expect our growth strategies to include expanding into industries where we have less prior operating experience and which may be subject to regulation with which we are less familiar. As we continue to expand our business into new countries or industries, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries or industries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.

Any new markets, industries or countries in which we attempt to provide our services and solutions may not be receptive. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

- compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, consumer protection, and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

- recruiting and retaining talented and capable employees, and maintaining our company culture across our sites;

- providing our services and solutions and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our services and solutions to ensure that they are culturally appropriate and relevant in different countries;

- management of an employee base in jurisdictions, such as Mexico, Greece and Ireland, that do not give us the same employment and retention flexibility as does the United States;

- operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

- compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our platform in certain international markets;

- foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

- political and economic instability;

- changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

- higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, our business, financial condition and results of operations could be adversely affected.

We face substantial competition in our business.

The markets in which we compete are highly competitive, highly fragmented and continuously evolving. We face competition from a variety of companies, including some of our own clients, and we expect competition to remain intense in the future. Our services and solutions may easily be replicated by our competitors, and our services can be moved from one provider to another.

Some of our existing and future competitors have or will have greater financial, human and other resources, longer operating histories, larger geographic presence, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industries and among competitors may result in new competitors with greater scale, a broader footprint, new, disruptive technologies or delivery models and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins and diminished financial performance, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may acquire other companies in pursuit of growth, which may divert our management's attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

As part of our business strategy, we regularly review potential strategic transactions, including potential acquisitions, dispositions, consolidations, joint ventures or similar transactions, some of which may be material. We expect to continue to evaluate potential strategic transactions on an ongoing basis.

Negotiating potential strategic transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company's technology is not easily compatible with ours or we have difficulty retaining the clients of any acquired business due to changes in management or otherwise. Historically, we have primarily grown our operations organically, and we do not have significant experience managing the acquisition of a business, including with diligence or integration. Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire, for example from failure to identify all of the significant risks or liabilities associated with the target business.

Any of these risks could materially and adversely affect our business, financial condition, results of operations and prospects.

As we have continued in our relatively short history of operating at a large, global scale, we have not been able to sustain our past revenue growth rate or profitability, and we may not be able to return to our prior level of growth rate or profitability in the future.

Although we experienced rapid revenue growth in previous periods, we have not been able maintain that level of revenue growth in the most recent fiscal year and may not be able to return to our prior level of revenue growth or profitability in the future. Our revenue decreased by 3.8% from $960.5 million in the fiscal year ended December 31, 2022 to $924.4 million in the fiscal year ended December 31, 2023 after increasing by 26.3% from $760.7 million in the fiscal year ended December 31, 2021 to $960.5 million in the fiscal year ended December 31, 2022. Our past rapid growth was fueled in part by the rapid growth of our major clients in high-growth industries, such as social media, meal delivery and transport, e-commerce and FinTech. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in prior periods as indicative of our future performance. As we continue to grow our business, our revenue growth rates could continue to slow due to a number of factors, which may include slowing demand for our services, increasing competition, decreasing growth of our overall market, our inability to engage and retain a sufficient number of skilled employees or otherwise scale our business, prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities. In addition, any slowdown in the growth of our major clients, or the industries that we serve, may adversely impact the rate of our revenue growth.

In addition, the industry in which we operate is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the industry in which we operate one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company's services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate new technologies and market practices into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. If our clients' demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our financial condition and results of operations would be adversely affected.

Risks Related to Labor, Employees and Management

Increases in employee expenses as well as changes to labor laws could reduce our profit margin.

We may not be successful in our attempt to control costs associated with salaries and benefits. For the fiscal year ended December 31, 2023, payroll and related costs accounted for approximately $624 million, or 67%, of our revenue. Employee benefits expenses in each of the countries in which we operate are a function of general macroeconomic factors such as inflation, the specific country's economic growth, level of employment and overall competition for qualified employees in the country. In addition, wage inflation, whether driven by macroeconomic factors, competition for talent or ordinary course pay increases, may increase our cost of providing services and reduce our profitability if we are not able to pass those costs on to our clients or charge premium prices. We may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires, which may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. In addition, wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee compensation expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, many of the countries in which we operate have labor protection laws, which may include statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly in the United States, the Philippines or India, may be modified in the future in a way that is detrimental to our business. Recently, a number of state and local governments in the United States have increased the minimum wage for employees with other such laws proposed, and there have been various proposals discussed to increase the federal minimum wage in the United States. As federal or state minimum wage rates increase, we may need to increase the wages paid to our hourly team members. Further, should we fail to increase our wages competitively in response to increasing wage rates, our attrition could increase and the quality of our workforce could decline, causing our client service to suffer. Additionally, the U.S. Department of Labor has issued regulations increasing the minimum threshold for overtime "exempt" employees, and additional increases may be proposed, which could result in a substantial increase in our payroll expense or other changes to our employment practices. If these labor laws become more stringent, it may become more difficult for us to discharge employees, or cost-effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, as we expand to other markets, some of those markets may have employment laws that provide greater job security, bargaining or other rights to employees than the laws in the United States, the Philippines, India or other countries where we currently do business. Such employment rights require us to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. A strike, work stoppage or slowdown by our employees or significant dispute with our employees, whether or not related to negotiations, could result in a significant disruption of our operations or higher ongoing labor costs and could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

In addition, our employees may in the future elect to form unions and seek to bargain collectively. If employees at any of our sites become unionized, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses, in which case our profitability may be adversely affected.

Our clients often dictate where they wish for us to locate the sites that serve their customers, such as "near-shore" jurisdictions located in close proximity to the United States or specific locations elsewhere in the world. There is no assurance that we will be able to find and secure locations suitable for operations in jurisdictions which meet our cost-effectiveness and security standards. Our inability to expand our operations to such locations may impact our ability to secure new and additional business from clients, and could adversely affect our growth and results of operations.

We may fail to attract, hire, train and retain sufficient numbers of skilled employees in a timely fashion at our sites to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business relies on large numbers of trained and skilled employees at our sites, and our success depends to a significant extent on our ability to attract, hire, train and retain skilled employees. The outsourcing and technology industries generally experience high employee turnover. In addition, we compete for skilled employees not only with other companies in our industry, but also with companies in other industries, such as social media, meal delivery and transport, e-commerce and FinTech, among others. Increased competition for these employees, particularly in tight labor markets, remains high and we expect such competition to continue, and could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs, including personnel expenses and training costs and decrease our operating profit margins and could have an adverse effect on our ability to complete existing contracts in a timely manner, meet client objectives and expand our business.

In addition, our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations and prospects by impacting our ability to maintain and renew existing client engagements, obtain new business, and increase our margins.

Further, we may incur additional expenses in rehiring and retraining employees and/or bridging the gap between internal assignments, creating inelasticity of our labor costs relative to short-term movements in client demand. Additionally, the hiring and training of our employees in response to increased demand takes time and results in additional short-term expenses. These factors constrain our ability to adjust our labor costs for short-term movements in demand, which could have a material adverse effect on our business, financial condition and results of operations.

There may be adverse tax and employment law consequences if the independent contractor status of some of our personnel or the exempt status of our employees is successfully challenged.

In several countries, a small number of individuals provide services to us as independent contractors. In addition, over 600,000 individuals have accounts on TaskVerse, an open platform that connects a global community of freelancers to complete a variety of tasks in exchange for compensation. Freelancers who perform projects on the TaskVerse are not employees of TaskUs. The criteria to determine whether an individual is considered an independent contractor, an employee, or some other classification are typically fact sensitive and vary by jurisdiction, as can the interpretation of the applicable laws. If a government authority or court makes any adverse determination with respect to project classifications in general or one or more of our independent contractors specifically, we could incur significant costs, including for prior periods, in respect of tax withholding, social security taxes or payments, workers' compensation and unemployment contributions, and recordkeeping, or we may be required to modify our business model, any of which could materially adversely affect our business, financial condition and results of operations and increase the difficulty in attracting and retaining personnel.

Risks Related to Our Clients and Client Contracts

If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and/or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

Our current agreements with our clients do not prevent our clients from insourcing services that are currently outsourced to us, and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to insource services similar to those we provide. Any decision by our clients to enter into or further expand insourcing activities in the future could cause us to lose a significant volume of business and may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, the trend towards outsourcing business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities, government regulations against outsourcing activities, or technological developments or improvements in automation that cause insourcing to be a more attractive economic option. Political opposition to outsourcing services and/or activities may also arise in certain countries if there is a perception that such actions have a negative effect on domestic employment opportunities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in the United States. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects.

Consolidation of the potential users of our solutions may decrease the number of clients who contract for our solutions. Any significant reduction in or elimination of the use of the solutions we provide as a result of consolidation would result in reduced revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The terms of our client contracts or inaccurate forecasting may limit our profitability or enable our clients to reduce or terminate their use of our solutions.

Some of our client contracts do not have minimum volume requirements, and the profitability of each client contract or work order has in the past fluctuated and may in the future fluctuate, sometimes significantly, throughout various stages of the program. Further, clients in some cases do not accurately forecast their demand for our services, which has resulted in and may in the future may result in over-hiring for certain campaigns without the ability to charge the client for these excess headcount costs, including severance and post-employment benefits. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration dates, that the volume of services for these programs will not be reduced, that we will be able to avoid penalties or earn performance bonuses for our solutions, or that we will be able to terminate unprofitable contracts without incurring significant liabilities. For these reasons, there can be no assurance that our client contracts will be profitable for us or that we will be able to achieve or maintain any particular level of profitability through our client contracts. In addition, these risks make it more difficult to predict our financial results in future periods.

We may be subject to liability claims if we breach our contracts, and our insurance may be inadequate to cover our losses.

We are subject to numerous obligations in our contracts with our clients. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, on occasion we have in the past failed and may in the future fail to achieve these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor, or other factors beyond our control, such as weaknesses in our clients' systems and security. Our insurance policies, including our cyber and errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts (including breaches that result in the unauthorized access to systems or disclosure of data), disruptions in our services, failures or disruptions to our infrastructure, catastrophic events, pandemics, disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition and results of operations may be adversely affected.

We provide services and solutions that are integral to our clients' businesses. If we were to default in the provision of any contractually agreed-upon services or solutions, our clients could suffer significant damages and make claims against us for those damages. We currently carry cyber and errors and omissions liability coverage in an amount we consider appropriate under the circumstances for all services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, financial condition and results of operations.

Although we maintain professional liability insurance, product liability insurance, commercial general and property insurance, crime insurance, business interruption insurance, workers' compensation coverage, and umbrella insurance for certain of our operations, our insurance coverage does not insure against all risks in our operations or all claims we may receive. Damage claims from clients or third parties brought against us or claims that we initiate due to a data security breach, the disruption of our business, litigation, or natural disasters, may not be covered by our insurance, may exceed the limits of our insurance coverage, and may result in substantial costs and diversion of resources even if insured. Some types of insurance are not available on reasonable terms or at all in some countries in which we operate, and we cannot insure against damage to our reputation. The assertion of one or more large claims against us, whether or not successful and whether or not insured, could materially adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Intellectual Property and Technology

Others could claim that we infringe, violate, or misappropriate their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We or our clients may be subject to claims that our services and solutions infringe, misappropriate, or violate the intellectual property rights of third parties, vendors, current and former employees, and independent contractors. In our contracts, we agree to indemnify our clients for expenses and liabilities resulting from third-party claims that our solutions infringe, misappropriate, or violate their intellectual property rights, in some cases excluding third party components. In some instances, the amount of these indemnity obligations may be greater than the revenues we receive from the client under the applicable contract. Further, our current and former employees and independent contractors could challenge our exclusive rights to the software and other technology they have developed in the course of their employment or engagement with us.

Any such claims, whether or not they have merit or are successful, may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering our solutions to clients. A successful claim against us could materially and adversely affect our business, resulting in our being required to enter into license agreements (if available on commercially reasonable terms or at all), substitute inferior or costlier technologies into our solutions, pay monetary damages or royalties and/or comply with an injunction against providing some or all of our solutions to clients.

We also license software from third parties. Other parties may claim that our use of such licensed software infringes their intellectual property rights. Although we seek to secure indemnification protection from our software vendors to protect us against such claims, not all of our vendors agree to provide us with sufficient indemnification protection, and even in the instances where we do secure such protection, it is possible that such vendors may not honor those obligations or that we may have a costly dispute with a vendor over such obligations.

If we fail to adequately protect our intellectual property rights and proprietary information in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

We believe that our success is dependent, in part, upon protecting our intellectual property rights and proprietary information, including trade secrets. We rely on a combination of intellectual property rights, including trademarks, copyright, trade secrets, contractual restrictions and technical measures to establish and protect our intellectual property rights and proprietary information. However, the steps we take to protect our intellectual property rights and proprietary information may provide only limited protection and may not now or in the future provide us with a competitive advantage. Any of our intellectual property rights may be challenged by others and could be invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with our solutions, which may cause us to lose market share or render us unable to operate our business profitably. In addition, some contractual provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of jurisdictions outside the United States and the laws of some countries do not protect intellectual property rights to the same extent as the laws of the United States, and as a result we may not be able to protect our technology and intellectual property in all jurisdictions in which we operate.

We engage in a number of measures designed to mitigate risks related to our intellectual property rights and proprietary information, including trade secrets, but there can be no guarantees that these measures will be effective in controlling access to or the distribution of our proprietary information. Further, these measures will not prevent potential competitors from independently developing technologies that may be substantially equivalent or superior to ours.

While our contracts with our clients provide that we retain the ownership rights to our pre-existing proprietary intellectual property, in some cases we may assign to clients intellectual property rights in and to some aspects of the work product developed specifically for these clients in connection with these projects. If we assign intellectual property rights to clients that may be more broadly useful in our business, that would limit or prevent our ability to use such intellectual property rights in our solutions.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, including to protect our trade secrets. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation that we may enter into to protect and enforce our intellectual property rights, could make it more expensive for us to do business and adversely affect our operating results by delaying further sales or the implementation of our technologies, impairing the functionality of our solutions, delaying introductions of new features or applications or injuring our reputation.

Our solutions use open source software, and any failure to comply with the terms of one or more applicable open source licenses could adversely affect our business, subject us to litigation, and create potential liability.

Some of our solutions use software made available under open source licenses, and we expect to continue to incorporate open source software in our solutions in the future. Open source software is typically freely available, but is licensed under various requirements that bind the licensee. While the use of open source software may reduce development costs and speed up the development process, it may also present certain risks, that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties, support or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. In addition, some license requirements may include that we offer our solutions that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. We cannot guarantee we comply with all obligations under these licenses. If the owner of the copyright in the relevant open source software were to allege that we had not complied with the conditions of one or more open source licenses, we could be required to incur significant expenses defending against such allegations, may be subject to the payment of damages, enjoined from further use of the software, required to comply with conditions of the license (which may include releasing the source code of our proprietary software to third parties without charge), or forced to devote additional resources to re-engineer all or a portion of our solutions to avoid using the open source software. Any of these events could create liability for us, damage our reputation, and have an adverse effect on our revenue, and operations.

Our business relies heavily on owned and third-party technology and computer systems, which subjects us to various uncertainties.

We rely heavily on sophisticated and specialized communications and computer technology coupled with third-party telecommunications and bandwidth providers to provide high-quality and reliable real-time solutions on behalf of our clients through our sites. We rely on client relationship management and other systems and technology in our contact center operations. Our operations, therefore, depend on the proper functioning of our and third parties' equipment and systems, including hardware and software. We also rely on the data services provided by local communication companies in the countries in which we operate as well as domestic and international service providers.

We may in the future experience system disruptions, outages, and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, earthquakes, terrorist attacks, war, floods, fires, power loss, telecommunication failures, vendor issues, software defects, human error, viruses, worms, security attacks (internal or external), fraud, spikes in customer usage, or denial of service attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Because of the large amount of data that we collect and process in our systems, it is possible that these issues could result in data loss or corruption, or cause the data to be unavailable, incomplete or contain inaccuracies that our clients, their customers and other users regard as significant. Furthermore, the availability or performance of our solutions could also be adversely affected by our clients' and their customers' and other users' inability to access the internet. For example, our clients and their customers and other users access our solutions through their internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our clients' and their customers' and other users' access to our applications, which could adversely affect their perception of our applications' reliability and our revenues.

We seek to maintain sufficient capacity in our operations infrastructure to meet the needs of all of our clients and users, as well as our own needs, and to ensure that our services and solutions are accessible, including backup and redundancy mechanisms. Despite our efforts, any disruptions in the delivery of our services due to the failure of our systems, hardware or software, whether provided and maintained by third parties or our in-house teams, or due to interruptions in our data services or those of third parties that adversely affect the quality or reliability (or perceived quality or reliability) of our solutions or render us unable to handle increased volumes of client interaction during periods of high demand, may result in reduction in revenue, loss of clients, or require unexpected investments in new systems or technology to ensure that we can continue to provide high-quality and reliable solutions to our clients. These types of interruptions or failures could also adversely impact our timekeeping, scheduling, and workforce management applications, such as scheduling, forecasting and reporting applications and home build systems for employee timekeeping, scheduling and employee leave requests. The occurrence of any such interruption or unplanned investment could materially adversely affect our business, financial positions, operating results and prospects.

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help sell to their end customers. If the services and solutions we provide to our clients through their services and products experience technical difficulties or quality issues, our clients may face difficulties selling their services and products to their end customers and we may have a harder time selling services and solutions to our clients, which could have an adverse impact on our business and operating results.

We further anticipate that it will be necessary to continue to invest in our technology and communications infrastructure to ensure reliability and maintain our competitiveness. This is likely to result in significant ongoing capital expenditures for maintenance as well as growth as we continue to grow our business. There can be no assurance that any of our information systems will be adequate to meet our future needs or that we will be able to incorporate new technology to enhance and develop our existing solutions. Moreover, investments in technology, including future investments in upgrades and enhancements to hardware or software, may not necessarily maintain our competitiveness. Our future success will also depend in part on our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands.

Our business prospects will suffer if we are unable to continue to anticipate our clients' needs by adapting to market and technology trends, investing in technology as it develops, and adapting our services and solutions to changes in technology and client expectations.

Our success depends, in part, upon our ability to anticipate our clients' needs by adapting to market and technology trends. We may need to invest significant resources in research and development to maintain and improve our solutions, adapt to technological advancements, including AI, and respond to our clients' changing needs. If we are unable to further refine and enhance our solutions or to anticipate innovation opportunities and keep pace with evolving technologies, including AI, in a timely manner or on a cost-effective basis, our solutions could become uncompetitive or obsolete and as a result our clients may terminate their relationship with us or choose to divert their business elsewhere, and our revenue may decline as a result. In addition, we may experience technical problems and additional costs as we introduce new solutions, deploy future iterations of our solutions and integrate new solutions with existing client systems and workflows. If any of these or related problems were to arise, our business, financial condition, results of operations and prospects could be adversely affected.

Our clients span industry verticals, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, Technology, FinTech and HealthTech. If we are unable to successfully adapt our solutions to these industry verticals, if we are not successful in attracting successful clients in these industry verticals, or if these industry verticals do not grow in line with our expectations, our potential growth opportunities could be compromised.

In the event we acquire or invest in new companies and those companies fail to obtain all intellectual property rights necessary to enable full use of intellectual property acquired, we may not realize the return on investment that we anticipate and may have exposure to claims for intellectual property misappropriation or infringement. Further, if we invest in new companies and key human resources needed to use the technology leave the company, we may not be able to realize the return on investment expected.

Risks Related to Legal, Regulatory and Tax Matters

We are subject to laws and regulations in the United States and other countries in which we operate, including export restrictions, economic sanctions, the FCPA, and similar anti-corruption laws. Compliance with these laws requires significant resources and non-compliance may result in civil or criminal penalties and other remedial measures.

We are subject to many laws and regulations that restrict our international operations, including laws that prohibit activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions. The U.S. Office of Foreign Assets Control ("OFAC"), and other international bodies have imposed sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. Furthermore, we are subject to U.S. export controls, specifically the Export Administration Regulations, and the export controls of other jurisdictions. We are also subject to the FCPA, and anti-bribery and anti-corruption laws in other countries, which prohibit companies and their intermediaries from bribing government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under U.S. and other anti-bribery laws.

Our compliance program contains controls and procedures designed to ensure our compliance with the FCPA, OFAC and other sanctions, export controls and laws and regulations. The continuing implementation and ongoing development and monitoring of our compliance program is time consuming and expensive, and could result in the discovery of compliance issues or violations by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware. In addition, due to uncertainties and complexities in the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations.

Any violations of these or other laws, regulations and procedures by our employees, independent contractors, subcontractors and agents, including third parties we associate with or companies we acquire, could expose us to administrative, civil or criminal penalties, fines or business restrictions, which could have a material adverse effect on our results of operations and financial condition and would adversely affect our reputation and the market for shares of our Class A common stock and may require certain of our investors to disclose their investment in us under certain state laws.

We and our affiliates from time to time are required to report specified dealings or transactions involving Iran or other sanctioned individuals or entities.

The Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRA") requires companies subject to SEC reporting obligations under Section 13 of the Exchange Act to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain OFAC sanctions. In some cases, ITRA requires companies to disclose these types of transactions even if they were permissible under U.S. law. Companies that currently may be or may have been at the time considered our affiliates have from time to time publicly filed and/or provided to us the disclosure reproduced on Exhibit 99.1 of this Annual Report, which disclosure is hereby incorporated by reference herein. We do not independently verify or participate in the preparation of these disclosures. We are required to separately file with the SEC a notice when such activities have been disclosed, and the SEC is required to post such notice of disclosure on its website and send the report to the President and certain U.S. Congressional committees. The President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation, determine whether sanctions should be imposed. Disclosure of such activity, even if such activity is not subject to sanctions under applicable law, and any sanctions actually imposed on us or our affiliates as a result of these activities, could harm our reputation and have a negative impact on our business, and any failure to disclose any such activities as required could additionally result in fines or penalties.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we have been and may in the future be party to various claims and litigation proceedings, including class actions. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment.

Even when these claims are not meritorious, the defense of these claims may divert our management's attention, and may result in significant expenses. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Our global operations expose us to numerous legal and regulatory requirements and failure to comply with such requirements, including unexpected changes to such requirements, could adversely affect our results of operations.

We service our clients' customers around the world. We are subject to numerous, and sometimes conflicting, legal regimes of the United States and foreign national, state and provincial authorities on matters as diverse as anti-corruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy, labor relations, wages and severance, and health care requirements. For example, our operations in the United States are, and our operations outside of the United States may also be, subject to U.S. laws on these diverse matters. U.S. laws may be different in significant respects from the laws of the Philippines and India, where we have significant operations, and other jurisdictions where we have operations or are seeking to expand. We also have expanded and may seek to expand operations in emerging market jurisdictions where legal systems are less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. In addition, changes in tax laws in some jurisdictions may have a retroactive effect and we may be found to have paid less tax than required in such regions. Compliance with diverse legal requirements is costly, time consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

Although we take precautions to prevent our services from being provided or deployed in violation of such laws, our services could be provided inadvertently in violation of such laws despite the precautions we take, including usage by our clients in violation of our terms of service. We also cannot assure you that our employees, agents and other third parties will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible, including entering into contracts or agreements with third parties without our knowledge or consent that would result in such violation. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services and solutions or could limit our users' ability to access our services and solutions in those countries. Changes in our services and solutions, or future changes in export and import regulations may prevent our users with international operations from utilizing our services and solutions globally or, in some cases, prevent the export or import of our services and solutions to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our services and solutions by, or in our decreased ability to export or sell services and solutions to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our services and solutions would likely adversely affect our business, financial condition and results of operations.

We cannot predict whether any material suits, claims, or investigations may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.

From time to time, some of our employees spend significant amounts of time at our clients' sites, often in foreign jurisdictions, which expose us to certain risks.

Some of our projects require a portion of the work to be undertaken at our clients' facilities, which are often located outside our employees' countries of residence. The ability of our employees to work in locations around the world may depend on their ability to obtain the required visas and work permits, and this process can be lengthy and difficult. Immigration laws are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions and international travel, which may be adversely affected by regional or global circumstances or travel restrictions also affects our employees' ability to work in foreign jurisdictions. In addition, we may become subject to taxation in jurisdictions where we would not otherwise be so subject as a result of the amount of time that our employees spend in any such jurisdiction in any given year. While we seek to monitor the number of days that our employees spend in each country to avoid subjecting ourselves to any such taxation, there can be no assurance that we will be successful in these efforts.

Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the countries in which our clients operate.

Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries. Many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT service providers and the loss of jobs in their home countries.

Current or prospective clients may elect to perform services that we offer, or may be discouraged from transferring these services to offshore providers such as ourselves, to avoid any negative perceptions that may be associated with using an offshore provider or for data privacy and security concerns. As a result, our ability to compete effectively with competitors that operate primarily out of facilities located in these countries could be harmed.

Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our services. If we are unable to adapt the solutions we deliver to our clients to changing legal and regulatory standards or other requirements in a timely manner, or if our solutions fail to allow our clients to comply with applicable laws and regulations, our clients may lose confidence in our services and could switch to services offered by our competitors, or threaten or bring legal actions against us.

Increases in income tax rates, changes in income or other tax laws, losses of tax incentives or disagreements with tax authorities could adversely affect our business, financial condition or results of operations.

We are subject to income taxes in the United States and in certain foreign jurisdictions in which we operate. Increases in income tax rates, losses of tax incentives or other changes in income tax laws in any particular jurisdiction could reduce our after-tax income from such jurisdictions and could adversely affect our business, financial condition or results of operations. Our operations outside the United States generate a significant portion of our income and many of the other countries in which we have significant operations, have recently made or are actively considering changes to existing tax laws. For example, in August 2022, the Inflation Reduction Act (the "IRA") was signed into law. The IRA, among other things, includes a 15% corporate minimum tax as well as a 1% excise tax on corporate stock repurchases completed after December 31, 2022, subject to certain exceptions. The IRA applies to our repurchases pursuant to our stock repurchase plan.

Various foreign jurisdictions are in the process of enacting Pillar Two legislation to adopt a minimum tax of 15% on the income arising in each jurisdiction in which large corporations operate and would apply to multinational companies with consolidated revenue above €750 million in at least two of the four preceding years. This is per the "Model Rules", which are also referred to as the "Anti Global Base Erosion" or "GloBE" rules as issued by the Organization for Economic Co-operations and Development. The increased focus of Pillar Two and various jurisdictions enacting new tax laws could have a material adverse effect on our effective tax rate, results of operations, cash flows and financial condition. The impact of this tax will depend on our facts in each year, anticipated guidance from the U.S. Department of the Treasury, and other developing global tax legislation. We will continue to monitor the impact of Pillar Two among the jurisdictions where we operate, and Pillar Two legislation has been adopted.

Additional changes in the U.S. tax regime or in how U.S. multinational corporations are taxed on foreign earnings, including changes in how existing tax laws are interpreted or enforced, could adversely affect our business, financial condition or results of operations.

We cannot predict the outcome of any specific legislative proposals or amendments to existing treaties. Since we operate or have operations in a number of foreign jurisdictions, our plans for expansion or our results of operations in such jurisdictions could be adversely affected if adopted proposals resulted in an increase in our tax burden, costs of our tax compliance or otherwise adversely affected our results of operations and cash flows. There are no assurances that we will be able to implement effective tax planning strategies to optimize our tax position following changes in tax laws globally. Our effective tax rate and our results of operations may be impacted by any changes in tax laws.

In addition, we are subject to periodic examination of our income tax returns by the IRS and other tax authorities around the world. There can be no assurance that the outcomes from these examinations will not have an adverse effect on our provision for income taxes and cash tax liability.

If our favorable tax treatment is overturned, we may be subject to significant penalties.

Several non-US sites benefit from tax incentives or concessional rates provided by local laws and regulations.

The Company's Philippines sites are primarily located within special economic zones benefit from favorable tax treatment provided by registrations with Philippine Economic Zone Authority ("PEZA") and the Philippine Board of Investment ("BOI"). These benefits vary from site to site and may include income tax holidays ("ITH"), reduced income taxes, and VAT zero rating incentives for purchase of goods and services directly related to operations. ITHs are conditional upon the Company meeting certain employment and investment thresholds. Two of our registered sites operate under ITH regime. The first site is a new site that has been granted an ITH in March 2023 and will expire in March 2028. The ITH for the second site expired in November 2022 and was retroactively extended through November 2023. This is the only remaining site qualified for one more year of ITH extension through November 2024. We continue to engage with PEZA or BOI to meet the necessary criteria and have filed for extension application for the second site. The rest of the sites registered under PEZA or BOI operate under the reduced income tax rates regime. The Company's operations under tax holidays in the Philippines were effective through December 31, 2023, and may be extended for certain sites, if certain additional requirements are satisfied. The Company is also subject to reduced income tax rates after the lapse of the income tax holidays. The impact of these tax holidays and reduced income tax rates decreased total foreign taxes by $5.2 million and $6.1 million for the years ended December 31, 2023 and 2022, respectively.

For India, the Company is entitled to an additional tax deduction under Sec 80JJAA equal to 30% of additional employee costs incurred in the course of business in the previous year for three assessment years.

In Mexico, for the years 2022 and 2023, the Company applied for Fiscal Stimulus for the Northern Border Region, a tax credit equivalent to one-third of the income tax incurred in a taxable year. This reduces the tax rate from 30% to 10% and may be applied until the taxable year 2024. In 2022, by hiring older people and with disabilities, a deduction to taxable income is applicable up to the amount equivalent to 25% of the salary paid to these hires.

For Croatia, the Company is entitled to a tax credit of 50% of its corporate income tax liability. This incentive is contingent on maintaining specified local employment and asset expenditures.

Future changes in either tax incentives or concessional rates provided by local laws and regulations could require us to pay significant tax liabilities, and we may not have the available cash or borrowing capacity to make the payments, which could materially impair our ability to conduct our business.

Risks Related to Finance and Accounting

Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.

Our profitability is largely a function of the efficiency with which we utilize our assets, particularly our people and sites, and the pricing that we are able to obtain for our solutions. Our utilization rates are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our services and solutions and thereby maintain an appropriate headcount in each of our locations and geographies, manage attrition, accommodate our clients' requests to shift the mix of delivery locations during the pendency of a contract, and manage resources for training, professional development and other typically non-billable activities. In addition, we rely in part on our clients' own forecasts when we forecast demand for our services and solutions, and we have in the past experienced, and may in the future experience, substantial variation from these forecasts in our clients' actual demand. If we are unable to manage our asset utilization levels, there could be a material adverse effect on our business, financial condition and results of operations.

The pricing of our services and solutions is usually included in statements of work entered into with our clients. We may not accurately price certain contracts to reflect the true cost of providing services. In certain cases, we have committed to pricing with limited to no sharing of risks regarding inflation and currency exchange rates. In addition, we are obligated under some of our contracts to deliver productivity benefits to our clients, such as reduction in handle time or response time.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and grow our business, we may not be able to manage a significantly larger and more geographically diverse workforce and our profitability may suffer. Our cost management strategies also include improving the alignment between the demand for our services and our resource capacity, including our contact center utilization; the costs of service delivery; the cost of sales and general and administrative costs as a percentage of revenues; and the use of process automation for standard operating tasks. If we fail to accurately estimate future wage inflation rates, unhedged currency exchange rates or our costs, or if we fail to accurately estimate the productivity benefits we can achieve under a contract, it could have a material adverse effect on our business, financial condition and results of operations. If we are not effective in managing our operating and administrative costs in response to changes in demand and pricing for our services, or if we are unable to absorb or pass on to our clients the increases in our costs of operations, our results of operations could be materially adversely affected.

Our operating results may fluctuate from quarter to quarter due to various factors.

Our operating results may vary significantly from one quarter to the next and our business may be impacted by factors such as client loss, the timing of new contracts and of new service or solution offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients' operations, the business decisions of our clients regarding the use of our solutions, start-up costs, delays or difficulties in expanding our operating sites and infrastructure, delays or difficulties in recruiting, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. The financial benefit of gaining a new client may not be recognized at the intended time due to delays in the implementation of our solutions or negatively impacted due to an increase in the start-up costs. These factors may cause differences in revenues and income among the various quarters of any financial year, which means that the individual quarters of a year may not be predictive of our financial results in any other period.

Portions of our business have long sales cycles and long implementation cycles, which require significant resources and working capital.

Due to the nature of our business, our sales cycles often require a significant investment of capital, resources and time to allow us to educate potential clients on the value of our services and solutions and assess the feasibility of integrating our systems and processes with theirs. As a result, our selling cycle, which may continue for multiple years, is subject to many risks and delays over which we have little or no control, including our clients' decisions to choose alternatives to our solutions and timing of budget cycles and approval processes.

In addition, implementing our services and solutions involves a significant commitment of resources over an extended period. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further delaying the implementation process.

If we fail to close sales with potential clients to whom we have devoted significant time and resources, or if our current and future clients are not willing or able to invest the time and resources necessary to implement our services and solutions, our business, financial condition, results of operations and prospects could suffer.

If we are unable to timely and effectively collect on billed and unbilled receivables from clients, our cash flows and results of operations may be adversely affected.

Our business depends on our ability to timely and effectively bill and collect payment from our clients. We typically bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. In addition, our assessment of the creditworthiness of our clients may differ from the actual creditworthiness of those clients at the time of such assessment. Macroeconomic conditions have caused financial difficulties for some of our clients and could result in financial difficulties for other clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions have caused some clients and could cause other clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance.

Timely collection of fees for client services depends on our ability to complete our contractual commitments and subsequently effectively bill for and collect our contractual service fees. In addition, if we experience an increase in the time required to bill and collect for our services or if our clients are delayed in making payments or stop payments altogether, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, could affect our results of operations.

We are exposed to adverse changes in our clients' payment policies. If our clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our financing costs may increase. If we are unable to fund our working capital requirements, access financing at competitive rates or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

During weak economic periods, there is an increased risk that our clients will file for bankruptcy protection, which may harm our revenue, profitability, and results of operations. For example, in connection with the COVID-19 pandemic, certain of our former clients filed for bankruptcy protection under the U.S. Bankruptcy Code. Although we filed claims for payment of amounts we are owed in these cases, we may not ultimately recover amounts owed. We also face risk from international clients that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any creditor claim outweighs the recovery potential of such claim. As a result, increases in client bankruptcy during weak economic periods could adversely affect our business, financial condition, results of operations, and cash flows.

We are subject to risks associated with our incurrence of debt.

The Company is party to the 2022 Credit Agreement (as defined in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness") and may incur additional debt. An increase to our level of indebtedness could:

- require us to dedicate an increased portion of our cash flow from operations to payments on our indebtedness, which could reduce the availability of cash flow to fund acquisitions, start-ups, working capital, capital expenditures and other general corporate purposes;
- limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements and other purposes;
- limit our flexibility in planning for, and reacting to, changes in our industry or business;
- make us more vulnerable to unfavorable economic or business conditions; and
- limit our ability to make acquisitions or take advantage of other business opportunities.

In the event we incur additional indebtedness, the risks described above could increase.

In addition, the interest rate on our 2022 Credit Facilities is variable. An increase in the variable rate used to determine the interest we are required to pay could have a material adverse effect on our business, financial condition, results of operations and prospects. See Part II, Item 7A, in this Annual Report, "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk."

Our ability to raise additional capital through traditional means may be limited or impractical, causing us to seek funds through other types of financing, including private or public equity or debt offerings, which may result in dilution and harm our business and our ability to compete.

We may require additional capital to fund our operations and future growth, which may not be available to us on acceptable terms and on a timely basis, if at all. We may seek funds through borrowings or other financing, including private or public equity or debt offerings.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies or products that we would otherwise pursue on our own.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain operational metrics, including key metrics such as net revenue retention rate, cNPS, eNPS, win rate and seat turn, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, or if survey respondents are uncertain as to the confidentiality of their responses, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges and uncertainties in measuring these metrics. In addition, some of these metrics, such as win rate, are expected to fluctuate significantly from period to period based on timing of one or more client purchase decisions or other factors, which makes it difficult for us to accurately predict such metrics for any future period. Furthermore, we calculate our win rate on the basis of the total estimated annual revenue value for "won" and "lost" opportunities, which requires us to make judgments about the expected future revenue value of our client contracts at the time of such contracts, as well as the expected future revenue value of opportunities closed as "lost." These estimates for our "won" opportunities are not updated based on events that occur subsequent to entering into such contracts and do not account for the possibility that our clients may terminate such contracts for convenience with advance notice or reduce their use of our solutions. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected. Our operating metrics are not necessarily indicative of the historical performance of our business or the results that may be expected for any future period.

Our sites operate on leasehold property, and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Our sites operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may cause an increase in operating costs and, in the in the event of non-renewal of our leases, may cause delays in relocation that could lead to a disruption in our operations.

Risks Related to Ownership of our Class A Common Stock

Our Sponsor and our Co-Founders control us and their interests may conflict with ours or yours in the future.

Our Sponsor and our Co-Founders beneficially owned approximately 97.6% of the combined voting power of our Class A common stock and Class B common stock as of December 31, 2023. Moreover, we nominated to our board of directors individuals designated by our Sponsor and our Co-Founders in accordance with the stockholders agreement we entered into in connection with our IPO. Our Sponsor and our Co-Founders retained the right to designate directors subject to the maintenance of certain ownership requirements in the Company. Even when our Sponsor and our Co-Founders cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsor and our Co-Founders continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Sponsor and our Co-Founders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our common stock prior to the completion of our IPO, and it may depress the trading price of our Class A common stock.

Our Class A common stock has one vote per share and our Class B common stock has ten votes per share. Our Sponsor and our Co-Founders held in the aggregate 97.6% of the combined voting power of our Class A common stock and our Class B common stock as of December 31, 2023. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. Each share of our Class B common stock may be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) June 10, 2028 and (ii) (x) with respect to our Sponsor, the first date on which the aggregate number of outstanding shares of our Class B common stock held by our Sponsor ceases to represent at least 5.0% of the aggregate number of our outstanding shares of common stock and (y) with respect to each Co-Founder, the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5.0% of the aggregate number of our outstanding shares of common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Future transfers or sales by holders of Class B common stock will generally result in those shares converting to Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including transfers effected for estate planning purposes where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock is retained by the transferring holder. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those individual holders of Class B common stock who retain their shares in the long term.

In addition, we cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be materially adversely affected.

Our amended and restated certificate of incorporation does not limit the ability of our Sponsor to compete with us, and our Sponsor may have investments in businesses whose interests conflict with ours.

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the businesses that may compete with us. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our stockholders.

We are a "controlled company" within the meaning of Nasdaq rules and, as a result, we qualify for exemptions from certain corporate governance requirements. To the extent we choose to rely on such exemptions, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our Sponsor and our Co-Founders are parties to a stockholders agreement and, as of the date of this Annual Report, beneficially own approximately 97.6% of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we are a "controlled company" within the meaning of Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

- are not required to have a board of directors that is composed of a majority of "independent directors," as defined under Nasdaq rules;

- are not required to have a compensation committee that is composed entirely of independent directors; and

- are not required to have director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors.

To the extent we choose to rely on these corporate governance exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). We will remain an "emerging growth company" until the earliest to occur of:

- the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);

- the last day of the fiscal year following the fifth anniversary of our IPO;

- the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

- the date on which we are deemed to be a "large accelerated filer" under the Exchange Act.

We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our per share trading price may be materially adversely affected and more volatile.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective internal control over financial reporting could adversely affect the results of annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

Our operating and financial performance has at times in the past, and may again in the future, fail to meet guidance that we provide to the public, which has caused and may in the future cause the market price of our Class A common stock to decline.

We have in the past and may, but are not obligated to, continue to provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this Annual Report and in our other public filings and public statements. At times our actual results have not, and may in the future not always be, in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

The market price of shares of our Class A common stock has been, and may continue to be, volatile and may decline regardless of our operating performance, which could cause the value of your investment to decline.

The market price of our Class A common stock has fluctuated significantly in response to numerous factors and may continue to be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results may fail to match our past performance and could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, any decision by significant clients to terminate or reduce our services (including failure to renew their contracts with us), additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, the performance of direct and indirect competitors, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals. In addition, the market price of shares of our Class A common stock has in the past, and could in the future, be subject to additional volatility or decrease significantly, as a result of speculation in the press or the investment community about our industry or our company, including, as a result of short sellers who publish, or arrange for the publication of, opinions or characterizations of our business prospects or similar matters calculated to create negative market momentum in order to profit from a decline in the market price of our Class A common stock.

Stock markets and the price of our Class A shares have, and may in the future, experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, including as a result of reports published by short sellers, securities class action litigation has often been instituted against these companies. Such litigation, that has or may in the future be instituted against us, as well as responding to reports published by short sellers or other speculation in the press or the investment community, has and could result in substantial costs and a diversion of our management's attention and resources.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on your investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our existing indebtedness and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Class A common stock unless you sell your shares of our Class A common stock for a price greater than that which you paid for them.

You may be diluted by the future issuance of additional Class A common stock or Class B common stock in connection with our incentive plans, acquisitions or otherwise.

As of December 31, 2023 we had approximately 2,469,477,000 shares of Class A common stock and approximately 179,967,000 shares of Class B common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of Class A and Class B common stock and options, rights, warrants and appreciation rights relating to Class A and Class B common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. As of December 31, 2023, we had 7,523,971 shares of Class A common stock issuable in respect of outstanding stock options granted under the 2019 Stock Incentive Plan and the 2021 Omnibus Incentive Plan with a weighted average exercise price of $14.19 per share. We also had 7,237,736 shares of Class A common stock issuable in respect of outstanding restricted stock units, including awards with market conditions, granted under the 2021 Omnibus Incentive Plan. Additionally, we have 7,371,346 shares of Class A common stock available for grant under our 2021 Omnibus Incentive Plan. Further, we have reserved 5,000,000 shares of Class A common stock under our Employee Stock Purchase Plan, approved by the stockholders in 2022. Any Class A or Class B common stock that we issue, including under current or future equity incentive plans, would dilute the percentage ownership held by the investors who purchase Class A common stock.

We may issue preferred stock whose terms could materially adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If we or our pre-IPO owners sell additional shares of our Class A common stock or Class B common stock or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.

The sale of substantial amounts of shares of our Class A common stock or Class B common stock in the public or private markets, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your Class A common stock in the future at a time and at a price that you deem appropriate, if at all.

In addition, we have filed a registration statement on Form S-8 under the Securities Act to register shares of our Class A common stock issuable in respect of equity awards issued pursuant to our 2019 Stock Incentive Plan and our 2021 Omnibus Incentive Plan and in the future, we may file additional Form S-8s to cover additional equity awards. Shares registered under such registration statements will be available for sale in the open market.

We have, and in the future, may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities or to use our shares of Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

- provide that our board of directors will be divided into three classes, as nearly equal in size as possible, with directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

- provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and provide that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the specified designating party;

- our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

- provide that, subject to the rights of the holders of any preferred stock and the rights granted pursuant to the stockholders agreement, vacancies and newly created directorships may be filled only by the remaining directors, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

- would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

- prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement and their affiliates cease to beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and require the consent of our Sponsor in any action by written consent;

- provide for certain limitations on convening special stockholder meetings;

- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2/3% or more of all of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

- provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote thereon, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

- provide that, subject to the rights of holders of any preferred stock and the terms of our stockholders agreement, the total number of directors shall be determined exclusively by resolution adopted by the board.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"); however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless the transaction fits within an enumerated exception, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. Our amended and restated certificate of incorporation provides that our Sponsor and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision. These anti-takeover provisions and other provisions under our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with the Company or the Company's directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or the Company's stockholders, (3) action asserting a claim against the Company or any current or former director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any current or former director or officer of the Company governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have provided consent to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with the Company or the Company's directors, officers, other employees or stockholders, which may discourage such lawsuits. However, we note that there is uncertainty as to whether a court would enforce our forum selection provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed a comprehensive cybersecurity program, modeled after the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF), that forms a critical component of our overall risk management and business strategy and provides for a methodological approach to identifying, assessing and managing material risks from cybersecurity threats. Our risk assessment protocol considers both probability of occurrence and potential impact to our business and is predicated on the pillars of risk identification, analysis and mitigation. Execution of our cybersecurity program is coordinated by our management, dedicated cybersecurity employees and third-party providers. While no particular cybersecurity risk or incident has unilaterally influenced our strategy, we allocate a portion of our operational and capital budgets towards sustaining and improving our cybersecurity defense posture, in addition to maintaining tailored insurance coverage. We value the importance of safeguarding digital assets, ensuring trust, and operational continuity amidst evolving threats. By prioritizing cybersecurity, we endeavor to protect our interests and uphold our commitment to our stakeholders' security and privacy.

To evaluate the adequacy of our cybersecurity program, we apply various assessment techniques, such as continuous asset audit, vulnerability management, external attack surface management, source code review, a bug bounty program, threat hunting, red-team exercises, and direct engagement with functional leaders. We routinely examine our cybersecurity defenses through automated and manual vulnerability scanning to identify and correct critical vulnerabilities. In addition, we conduct regular testing to evaluate our security posture and the adequacy of our policy as a whole. We compare our cybersecurity program against industry standards and established frameworks, such as the NIST and Center for Internet Security. Further, we engage in cyber incident simulation exercises executed by senior management and IT/Information Security personnel, involving hypothetical cybersecurity incidents to test our cyber incident response processes. In addition to the foregoing internal review of our cybersecurity program, we periodically engage independent third parties to assess the risks associated with our information technology resources and information assets. Among other things, these independent parties analyze the effectiveness of controls over information technology resources and conduct penetration tests and scanning exercises to assess the performance of our cybersecurity systems and processes for qualifications under recognized industry standards and for annual certification under Payment Card Industry Data Security Standard (PCI DSS), HITRUST, SOC 2 Type II, and ISO 27001. We memorialize our findings and review the results of these assessments with management and, where appropriate, our board of directors. Relevant modifications are incorporated into our cybersecurity framework to ensure that our systems functionally align with our cybersecurity strategies.

Furthermore, we engage third-party vendors to support our cybersecurity program. Prior to onboarding, we review the cybersecurity risk profile of third party vendors to ensure that they employ appropriate safeguards to comply with our internal standards and current industry regulations. We classify IT service providers according to their risk and independently audit their security controls on a recurring basis based on the types of services provided and the extent and type of data accessed or processed by a third-party vendor. Furthermore, in certain instances, we include contractual provisions in our agreements with such vendors to implement best practices with respect to data and cybersecurity, as well as to provide us with rights to assess, monitor, audit and test such vendors' cybersecurity programs and practices and to mandate notice requirements in the event of a breach. We also closely monitor and manage third-party access to our internal systems and data.

For a discussion of how risks from cybersecurity threats affect our business, see Part I, Item 1A. "Risk Factors – Unauthorized or improper disclosure of personal or other sensitive information, or security breaches and incidents, whether inadvertent or purposeful, including as the result of a cyber-attack, could result in liability and harm our reputation, each of which could adversely affect our business, financial condition, results of operations and prospects" in this Annual Report.

Cybersecurity Governance

Our board of directors and management closely coordinate to execute on our cybersecurity strategy. Our board of directors oversees cybersecurity risk management as part of its oversight of our risk management framework, while the Audit Committee has primary responsibility for management of the risks facing our Company and oversight of the measures initiated by management to monitor and control such risks and reports to the board of directors. Our management team is responsible for the day-to-day oversight and management of cybersecurity risks, supported by our dedicated professionals responsible for cybersecurity, fraud, and compliance. Our Division Vice President for Information Security (DVP, Information Security) reports to our Chief Information Officer (CIO) and has primary responsibility for the day-to-day management of cybersecurity risks by leading the Information Security department and operationalizing our Information Security Management System. The CIO and DVP, Information Security meet regularly with the Audit Committee to review the company's management of information security risks, and the Audit Committee evaluates the adequacy of the Company's IT security program, compliance and controls with our CIO. Additionally, our Enterprise Risk Management Committee, which is composed of certain of our senior management, legal and operations teammates, provides senior management with sponsorship and guidance to ensure that overall risk management objectives are achieved and regularly reports to the board of directors on matters within its purview.

Our current DVP, Information Security has led the information security program at TaskUs for eight years, and has over a decade of prior experience in cybersecurity operations, risk assurance and internal audit. Additionally, he holds an MBA degree and multiple professional certifications including CISSP (certified information systems security professional), CISA (certified information systems auditor), CIA (certified internal auditor), CCSP (certified cloud security professional) and CRMA (certification in risk management assurance). The DVP, Information Security also leads our Information Security Council, which is composed of IT functional leads and is responsible for the quarterly review of cybersecurity risks and operations of the information security management system.

We have also developed an incident response plan, designed to identify suspected or confirmed information security or cybersecurity events based on the expected risk an event presents, and expediently move such information through the appropriate personnel and channels. The plan details the sequence of steps and relevant personnel, roles, communication procedures, and incident response process flows to be used in the event of an applicable incident. Our Disclosure Committee, which is composed of certain of our senior management, legal and operations teammates, plays an integral role in this process, by supervising external reporting of cybersecurity incidents. Among other items, our procedures require calling an ad hoc committee meeting within 24 hours of incident identification for incident materiality assessment and determination.

Item 2. Properties

As of December 31, 2023, we leased approximately 1.6 million square feet of office space around the world, including our designated corporate headquarters located in New Braunfels, Texas. Our leases usually have a range of expiration dates from two to five years, and typically include a renewal option for an additional term. We operate from time to time in temporary sites to accommodate growth before new sites are available. We lease all of our properties and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically.

Item 3. Legal Proceedings

The information required with respect to this item can be found under Note 10, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in this Annual Report and is incorporated by reference into this Item 3.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock has been listed on the Nasdaq Stock Market LLC ("Nasdaq") under the symbol "TASK" since June 11, 2021. Prior to that time, there was no public market for our stock.

Our Class B common stock is not listed on any stock exchange nor traded on any public market.

Holders of Record

As of December 31, 2023, there were 110 stockholders of record of our Class A common stock, and the closing price of our Class A common stock was $13.07 per share as reported on the Nasdaq. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. As of December 31, 2023, there were seven stockholders of record of our Class B common stock.

Dividend Policy

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

Issuer Purchases of Equity Securities

During the three months ended December 31, 2023, our purchases of Class A common stock were as follows:

Period	Total number of Shares Purchased[1]	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in thousands)
October 1, 2023 through October 31, 2023	1,236,503	$ 8.88	1,236,503	$ 65,515
November 1, 2023 through November 30, 2023	695,971	10.83	695,971	57,974
December 1, 2023 through December 31, 2023	59,151	12.09	59,151	57,260
Total	1,991,625	$ 9.66	1,991,625	

(1) On May 8, 2023, the Company announced that the Board of Directors of the Company authorized a $100.0 million increase to the Company's share repurchase program, increasing the total authorization to $200.0 million, with the total amount remaining available after the increase being exclusive of any commissions, fees or excise taxes. Pursuant to our share repurchase program, we may repurchase shares of our Class A common stock from time to time through open market purchases, in privately negotiated transactions or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act. Open market repurchases are expected to be structured to occur within the pricing volume requirements of Rule 10b-18. The timing and total amount of stock repurchases will depend upon, business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, restrictions under the terms of our loan agreements and other relevant considerations. The repurchase program terminates on December 31, 2024, and may be modified, suspended or discontinued at any time at our discretion. The program does not obligate the Company to acquire any amount of Class A common stock.

(2) Average price paid per share excludes commissions and other costs associated with the repurchases.

Recent Sale of Unregistered Securities and Use of Proceeds

None.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act, or the Exchange Act.

The following graph shows a comparison of the cumulative total return for our Class A common stock, the Standard & Poor's ("S&P") 500 Index and the S&P IT Consulting and Other Services Index. The graph assumes that $100 was invested (with reinvestment of all dividends) at the market close on June 11, 2021, the date our common stock began trading on the Nasdaq, in our Class A common stock, the S&P 500 Index and the S&P IT Consulting and Other Services Index. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



Comparison of 31 Month Cumulative Total Return

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in Part II, Item 8 of this Annual Report on Form 10-K (this "Annual Report"). In addition to historical data, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in our forward-looking statements as a result of various factors, including but not limited to those discussed under "Cautionary Note Regarding Forward-Looking Statements" and disclosed or referenced in Part I, Item 1A "Risk Factors" in this Annual Report. The following discussion and analysis also includes a discussion of certain non-GAAP financial measures. For a description and reconciliation of the non-GAAP measures discussed in this section, see "—Non-GAAP Financial Measures" below.

This Annual Report includes certain historical consolidated financial and other data for TaskUs, Inc. ("we," "us," "our" or the "Company"). The following discussion provides a narrative of our financial condition and results of operations for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022. A discussion regarding our financial condition and results of operations for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 6, 2023, which is incorporated herein by reference.

Overview

We are a provider of outsourced digital services and next-generation customer experience to the world's most innovative companies, helping our clients represent, protect and grow their brands. We serve our clients to support their end customers' urgent needs, navigate an increasingly-complex compliance landscape, handle sensitive tasks, including online content moderation and enable artificial intelligence technology and automation. As of December 31, 2023, we served nearly 200 clients spanning established and emerging industry segments, including e-commerce, FinTech, food delivery and ride sharing, gaming, Technology, HealthTech, social media and streaming media.

Our global, omni-channel delivery model is focused on providing our clients three key services – Digital Customer Experience ("Digital CX"), Trust and Safety and Artificial Intelligence ("AI") Services. 88% of our revenue for the year ended December 31, 2023 was delivered from non-voice, digital channels or omni-channel services which allow us to utilize resources efficiently, thereby driving higher profitability.

We have designed our platform to enable us to rapidly scale and benefit from our clients' growth. We believe our ability to deliver "ridiculously good" outsourcing will enable us to continue to grow our client base. We use our strong reputation and expertise serving the digital economy to attract new innovators and enterprise-class brands looking to transform.

At TaskUs, culture is at the heart of everything we do. Many of the companies operating in the Digital Economy are well-known for their obsession with creating a world-class employee experience. We believe clients choose TaskUs in part because they view our company culture as aligned with their own, which enables us to act as a natural extension of their brands and gives us an advantage in the recruitment of highly engaged frontline teammates who produce better results.

Business Highlights

During 2023, we continued to support our current clients, and win new clients, as they navigated prolonged macroeconomic challenges. We expanded our client portfolio, winning 47 new clients in 2023, achieving a 35% new client win rate, and expanded work with our current clients, with 58 current clients signing new statements of work. We continued our focus on cost optimization allowing us to maintain margins and cash generation. We also launched and began implementing TaskGPT, a next generation customer support technology, into our workflows internally and to support our clients.

Recent Financial Highlights

For the year ended December 31, 2023, we recorded service revenue of $924.4 million, a 3.8% decrease from $960.5 million for the year ended December 31, 2022.

For the year ended December 31, 2023, we recorded net income of $45.7 million an increase from $40.4 million for the year ended December 31, 2022, due primarily to lower stock-based compensation expense, cost optimization and the benefit from foreign currency exchange rate changes and forward contracts, partially offset by rising interest rates and higher income taxes. Adjusted Net Income for the year ended December 31, 2023 decreased 11.4% to $126.5 million from $142.8 million for the year ended December 31, 2022. Adjusted EBITDA for the year ended December 31, 2023 decreased 1.1% to $220.8 million from $223.2 million for the year ended December 31, 2022. For definitions and reconciliations to net income, the most directly comparable measure in accordance with GAAP, see "—Non-GAAP Financial Measures below."

Our operating results in any period are not necessarily indicative of the results that may be expected for any future period.

2023 Developments

Macroeconomic Trends

Macroeconomic factors, including global economic and geopolitical developments, increased inflation rates, interest rate changes, and foreign currency exchange rate changes, have direct and indirect impacts on our results of operations that are difficult to isolate and quantify. Due to market uncertainty and potential recession or other economic challenges, many of our customers have increased their focus on cost reduction resulting in certain customers electing to shift work from our onshore locations to our offshore delivery locations, partnering with service providers to find cost-efficient arrangements, or reducing vendor spend across the board. These factors contributed to a deceleration in our revenue growth rate and an increase in our operating costs. We expect some or all of these factors to continue to impact our operations in the near term; however, we believe that the increased cost focus also creates meaningful opportunities with both new and existing clients.

Generative AI

Generative AI, including Large Language Models ("LLMs"), has developed significantly in recent years and has demonstrated further advancement in 2023. We believe this technology has the potential to impact most industries, including business process outsourcing, further automating simple, repeatable tasks, and even streamlining some more sophisticated workflows. Certain of our clients have begun experimenting with this technology. As this technology develops, demand for certain service offerings could decrease, further reducing our clients' spend, which could have a negative impact on our revenue.

We also believe that this technology will provide us with new opportunities and workflows. We have historically differentiated our value proposition with a frontline first culture, which aligns with and allows us to be an extension of our clients' brands, as well as our focus on driving efficiency, seeking opportunities to eliminate simple, routine work so our teammates can deliver higher value services. We have been using generative AI for nearly two years and believe the future of this technology is one of augmentation rather than automation, enabling our talented teammates to leverage these tools and continue to meaningfully improve client outcomes and operational efficiencies. During the year ended December 31, 2023, we launched TaskGPT, a next generation customer support technology, enabling rapid expansion and enhancements to our customer service capabilities by leveraging AI technology.

New technology also produces demand for novel services. We have demonstrated an ability to quickly discover and launch services in new markets and believe we are well positioned to discover these needs and deliver them for our innovative clients. We believe that there is an opportunity to integrate generative AI throughout our offerings, including:

- AI Services: TaskUs provides annotation and evaluation support services to help train algorithms, improving the models' performance and aligning them with human values. We built a Prompt Engineering team that creates and refines prompts for AI systems.
- Trust and Safety: We expect to see increased demand for Trust and Safety services in a world of infinite content creation and deepfake technology. We also work with generative AI companies to ensure the safety and soundness of their AI (e.g., ensuring responses of LLMs do not violate company policies).
- Digital Customer Experience: We believe that there may be a decrease in volumes of certain workflows; however, there may also be revenue opportunities for systems integrators and service providers to build, integrate and deploy this technology. We have launched a consultative model that helps leading enterprises innovate by building new capabilities powered by generative AI across a spectrum of tasks, from automating the routine to assisting in creative work. TaskUs consults with companies to drive customer engagement, improve customer service and enhance operations through the use of technology.

Trends and Factors Affecting our Performance

There are a number of key factors and trends affecting our results of operations.

New client wins and growing with our current clients

We won 47 new clients in 2023, and we achieved a 35% new client win rate for every dollar of new client opportunities we pursued. As of December 31, 2023, we served nearly 200 of the world's leading technology companies. As our clients grow in size and the complexity of their outsourcing needs increases, we believe we have an opportunity to increase the addressable spend available to TaskUs through enhanced penetration of current services as well as cross-selling new services. In 2023, 58 current clients signed new statements of work with us.

Expanded service offerings

We closely watch trends and work closely with current and potential clients to develop offerings that we believe align with our core competencies and present an attractive market opportunity. This approach has earned us the opportunity to support some of the most innovative companies and has enabled significant expansion opportunities with large global enterprises. We leveraged our knowledge working with Generative AI to quickly implement TaskGPT throughout our offerings, augmenting the support our talented teammates provide to meaningfully improve client outcomes and operational efficiencies. We combine our expertise and service offerings to support the Generative AI ecosystem through three pillars (1) Build - supporting clients across industries with the creation and tuning of AI algorithms through our AI Services expertise 2) Protect - training AI models to align them with human values and protect marketplaces against adverse effects of generative AI outputs with our Trust and Safety services 3) Grow - deploying generative AI solutions in our DCX services to improve customer experiences and help our clients operate more efficiently to grow their business.

Expanding geographically

We expanded our presence from 27 sites in 13 countries as of December 31, 2022 to 28 sites in 12 countries as of December 31, 2023. During 2023, we significantly increased our Headcount outside of the U.S., the Philippines and India (the "Rest of World") from approximately 4,100 employees as of December 31, 2022 to approximately 6,000 as of December 31, 2023, with particularly strong growth in Colombia and Mexico. We plan to continue expanding our geographic footprint to drive growth with both existing and new clients, which may result in one-time costs that may impact profitability.

As we enter new geographies and make new capabilities available, clients may elect to move current work with TaskUs in one geography to another geography to optimize cost or to provide additional business continuity to their operations. These changes in geographic mix may result in fluctuations in revenue and cost of service which are driven by the geography in which the work is being performed. These fluctuations are in line with our business model, which aims to deliver service out of the optimal geography for our clients. This allows us to serve our clients better in the long-term in most cases and deepens our relationship as we tend to grow and operate over multiple geographies contemporaneously with our larger clients over time as they grow. These fluctuations might be especially noticeable in a particular service line or geography on a period over period basis.

Cost management and financial flexibility

During the year ended December 31, 2023, we continued to focus on cost management and financial flexibility. We reviewed our cost structure in order to drive efficiencies across functions. While we incurred certain costs associated with these changes, including severance in some cases, we believe these actions will have long-term benefits to the goal of enabling our future growth and profitability. We generated net cash flow from operating activities of $143.7 million and Free Cash Flow of $112.7 million, respectively, both of which include the $18.3 million payment for earn-out consideration.

Hiring and retention of employees

In order to efficiently and effectively provide services to our clients, we must be able to quickly hire, train and retain employees. We offer our employees competitive wages with annual increases and also invest in their well-being. Our employee benefits and employee engagement costs may vary from period to period based on employee participation. We seek to retain sufficient employees to serve our clients' increasing business needs and position ourselves for growth. We believe our focus on employee culture leads to lower employee attrition levels. Apart from driving our high client satisfaction and retention metrics, lower employee attrition leads to lower hiring and training costs and higher employee productivity. The voluntary attrition rate for employees who were employed by TaskUs for more than 180 days was 25.2% for the year ended December 31, 2023.

Foreign currency fluctuations

We are subject to foreign currency exposure, primarily related to costs from the international locations in which we have operations. In order to mitigate this exposure, we enter into foreign currency exchange rate forward contracts for the larger geographies in which we operate to reduce the volatility of forecasted cash flows denominated in foreign currencies.

Key Components of Our Results of Operations

Service Revenue

We derive revenues from the following three service offerings:

- *Digital Customer Experience:* Principally consists of omni-channel customer care services primarily delivered through digital (non-voice) channels. Other solutions include learning experience and customer care services for new product or market launches and customer acquisition solutions.

- *Trust and Safety:* Principally consists of review and disposition of user and advertiser generated visual, text and audio content for purposes which include removal or labeling of policy violating, offensive or misleading content. Also included in this area are our offerings for risk management, compliance, identity management and fraud.

- *AI Services:* Principally consists of high-quality data labeling services, annotation, context relevance and transcription services performed for the purpose of training and tuning machine learning algorithms, enabling them to develop cutting-edge AI systems.

As these services are delivered, we bill our clients on either time-and-materials, cost-plus, unit-priced, fixed-price, or outcome oriented basis. Service revenue from time-and-materials or cost-plus contracts is recognized as the services are performed. Service revenue from unit-priced contracts is recognized monthly as transactions are processed based on objective measures of output. Service revenue from fixed-price contracts is recognized monthly as service revenue is earned and obligations are fulfilled. Service revenue from outcome oriented contracts is recognized when it is reasonably certain that the desired outcome has been achieved.

Operating Expenses

Cost of Services

Cost of services consists primarily of costs related to delivery of services, and consists primarily of personnel costs like salaries and wages, employee welfare, employee engagement, recruiting, professional development and stock-based compensation expense. Additionally, cost of services includes expenses related to sites and technology costs that can be directly attributed to the delivery of services.

Selling, General, and Administrative

Selling expenses consist of personnel costs, travel expenses, and other expenses for our client services, sales and marketing teams. Additionally, it includes costs of marketing and promotional events, corporate communications, and other brand-building activities.

General and administrative expenses consist of personnel costs and related expenses for technology, human resources, legal, finance, global shared services, and executives as well as professional fees, insurance premiums, cloud-based capabilities and other corporate expenses.

Depreciation

Depreciation is computed on a straight-line basis over the estimated useful life of our property and equipment assets, generally three to five years or, for leasehold improvements, over the term of the lease, whichever is shorter.

Amortization of Intangible Assets

Amortization of intangible assets relates primarily to our client relationship and trade name intangibles, which are amortized over their useful lives using the straight-line method, which reflects the pattern of benefit, and assumes no residual value.

Other Expense (Income), Net

Other expense (income), net primarily consists of gains and losses resulting from changes in the fair value of our foreign currency exchange rate forward contracts which are not designated as hedging instruments. Other income also includes gains and losses resulting from the remeasurement of U.S.-denominated accounts to foreign currency and interest income.

Financing Expenses

Financing expenses primarily consist of interest expenses related to our term loan as well as commitment fees related to the undrawn revolving credit facility.

Provision for (Benefit From) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes related to U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we conduct business.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth certain historical consolidated financial information for the years ended December 31, 2023 and 2022:

(in thousands)	Year ended December 31,		Period over Period Change	
	2023	**2022**	**($)**	**(%)**
Service revenue	$ 924,365	$ 960,489	$ (36,124)	(3.8)%
Operating expenses:				
Cost of services	538,745	558,761	(20,016)	(3.6)%
Selling, general, and administrative expense	228,523	260,003	(31,480)	(12.1)%
Depreciation	40,391	37,915	2,476	6.5 %
Amortization of intangible assets	20,346	19,882	464	2.3 %
Loss on disposal of assets	1,322	31	1,291	NM
Total operating expenses	829,327	876,592	(47,265)	(5.4)%
Operating income	95,038	83,897	11,141	13.3 %
Other expense (income), net	(1,711)	7,443	(9,154)	NM
Financing expenses	21,717	11,921	9,796	82.2 %
Income before income taxes	75,032	64,533	10,499	16.3 %
Provision for income taxes	29,342	24,111	5,231	21.7 %
Net income	$ 45,690	$ 40,422	$ 5,268	13.0 %

NM: not meaningful

Service revenue

Service revenue by service offering

The following table presents the breakdown of our service revenue by service offering for each period:

(in thousands)	Year ended December 31,		Period over Period Change	
	2023	**2022**	**($)**	**(%)**
Digital Customer Experience	$ 605,943	$ 637,587	$ (31,644)	(5.0)%
Trust and Safety	186,742	178,409	8,333	4.7 %
AI Services	131,680	144,493	(12,813)	(8.9)%
Service revenue	$ 924,365	$ 960,489	$ (36,124)	(3.8)%

Digital Customer Experience was primarily driven by a decrease from existing clients in FinTech, Social Media, On Demand Travel + Transportation and HealthTech. These decreases were partially offset by an increase from existing clients in Technology, as well as new clients in Retail + E-Commerce, HealthTech and On Demand Travel + Transportation.

Trust and Safety was primarily driven by an increase from existing clients in On Demand Travel + Transportation, Technology and Entertainment + Gaming, as well as new clients in FinTech. These increases were partially offset by a decrease from existing clients in Social Media and FinTech.

AI Services was primarily driven by a decrease from existing clients in Social Media and On Demand Travel + Transportation, partially offset by an increase from existing clients in Entertainment + Gaming.

Service revenue by delivery geography

The majority of our service revenues are derived from contracts with clients who are either located in the United States, or with clients who are located outside of the United States but whereby the contract specifies payment in United States Dollars. However, we deliver our services from multiple locations around the world.

The following table presents the breakdown of our service revenue by geographical location, based on where the services are provided:

(in thousands)	Year ended December 31,		Period over Period Change	
	2023	2022	($)	(%)
Philippines	$ 511,298	$ 504,361	$ 6,937	1.4 %
United States	148,708	252,457	(103,749)	(41.1)%
India	115,777	102,561	13,216	12.9 %
Rest of World	148,582	101,110	47,472	47.0 %
Service revenue	$ 924,365	$ 960,489	$ (36,124)	(3.8)%

Philippines: Trust and Safety contributed 5.0% of the total increase primarily driven by clients in Social Media, On Demand Travel + Transportation, FinTech and Technology. Digital Customer Experience reduced 3.2% of the total increase primarily driven by clients in On Demand Travel + Transportation, FinTech, HealthTech and Retail + E-Commerce, partially offset by clients in Technology. AI Services reduced 0.4% of the total increase primarily driven by clients in Social Media and On Demand Travel + Transportation, partially offset by clients in HealthTech, Retail + E-Commerce, Entertainment + Gaming and Technology.

United States: The United States was impacted by certain of our clients electing to shift work from the United States to the Philippines and India as well as decreased spending from clients in FinTech, particularly crypto and equity trading clients. Digital Customer Experience contributed 23.4% of the total decrease primarily driven by clients in FinTech, Social Media and Entertainment + Gaming, partially offset by clients in On Demand Travel + Transportation and Technology. Trust and Safety contributed 13.1% of the total decrease primarily driven by clients in Social Media and FinTech. AI Services contributed 4.6% of the total decrease primarily driven by clients in Social Media, On Demand Travel + Transportation and Retail + E-Commerce, partially offset by clients in HealthTech.

India: Trust and Safety contributed 15.2% of the total increase primarily driven by clients in On Demand Travel + Transportation and Social Media. AI Services contributed 0.2% of the total increase primarily driven by clients in On Demand Travel + Transportation and Social Media, mostly offset by clients in HealthTech and Retail + E-Commerce. Digital Customer Experience reduced 2.5% of the total increase primarily driven by clients in On Demand Travel + Transportation, partially offset by clients in Technology and Retail + E-Commerce.

Rest of World: Digital Customer Experience contributed 45.6% of the total increase primarily driven by clients in FinTech, On Demand Travel + Transportation, Entertainment + Gaming, Retail + E-Commerce and HealthTech, partially offset by clients in Social Media. Trust and Safety and AI Services contributed 0.9% and 0.5%, respectively, of the total increase. Growth in the Rest of World was driven by Latin America, as well as consistent growth across Asia and Europe.

Operating Expenses

Cost of Services

The decrease was primarily driven by lower personnel costs of $19.7 million, including the impact of certain clients electing to shift work from the United States to the Philippines and India, partially offset by the impact of wage inflation and higher employee welfare costs. The remaining decrease was associated with a reduction of costs previously incurred while transitioning to a hybrid model and lower recruiting and professional development costs, mostly offset by site expansions and costs associated with certain teammates operating on-site.

Selling, general, and administrative expense

The decrease was primarily driven by lower personnel costs of $26.0 million, due primarily to a reduction in stock-based compensation expense and the impact of optimization efforts as we drive efficiencies across functions, as well as earn-out consideration recognized as compensation expense. The remaining decrease was associated with our optimization efforts, including lower insurance expense based on renegotiated rates, reductions in recruiting and professional development costs and professional fees and services, as well as bad debt expense. These decreases were partially offset by higher software and travel costs.

Depreciation

The increase in depreciation is a result of capital expenditures for leasehold improvements associated with site expansions.

Amortization of intangible assets

The increase in amortization is due to our acquisition of heloo on April 15, 2022. See Note 3, "Business Combination" in the Notes to Consolidated Financial Statements included in this Annual Report.

Loss on disposal of assets

The increase in loss on disposal of assets is associated with optimizing our footprint, resulting in exiting certain sites in the United States and the Philippines.

Other expense (income), net

Changes are primarily driven by our exposure to foreign currency exchange risk resulting from our operations in foreign geographies, primarily the Philippines and India, offset by economic hedges using foreign currency exchange rate forward contracts. The remaining increase is associated with higher interest income. See Part II, Item 7A., "Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report for additional information on how foreign currency impacts our financial results.

Financing expense

Changes in financing expense are primarily driven by increases in the rate of SOFR and LIBOR used to calculate the interest rate of our debt, as well as additional borrowings in 2022. See "—Liquidity and Capital Resources—Indebtedness—2019 Credit Agreement" and "—2022 Credit Agreement" for additional information.

Provision for income taxes

Our effective tax rate for the years ended December 31, 2023 and 2022 was 39.1% and 37.4%, respectively. Costs related to the issuance of stock-based compensation, the acquisition of heloo and severance within the provision for income taxes calculation are adjusted for Non-GAAP purposes. If those costs are removed, the provision for income taxes would have been $33.7 million and $30.6 million and the effective tax rate would have been 24.5% and 21.4% for the years ended December 31, 2023 and December 31, 2022, respectively.

Revenue by Top Clients

The table below sets forth the percentage of our total service revenue derived from our largest clients for the years ended December 31, 2023 and 2022:

	Year ended December 31,	
	2023	**2022**
Top ten clients	55 %	58 %
Top twenty clients	68 %	72 %

Our clients are part of the rapidly growing Digital Economy and they rely on our suite of digital solutions to drive their continued success. For our existing clients, we benefit from our ability to grow as they grow and to cross sell new solutions, further deepening our entrenchment.

For the years ended December 31, 2023 and 2022, we generated 19% and 22%, respectively, of our service revenue from our largest client.

We continue to identify and target high growth industry verticals and clients. Our strategy is to win new clients and further grow with our existing ones in order to achieve meaningful client and revenue diversification over time.

Foreign Currency

As a global company, we face exposure to movements in foreign currency exchange rates. Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenue, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into U.S. Dollars. See Item 7A., "Quantitative and Qualitative Disclosures About Market Risk" for additional information on how foreign currency impacts our financial results.

Key Operational Metrics

We regularly monitor the below operating metrics in order to measure our current performance and estimate our future performance:

	Year ended December 31,	
	2023	2022
Headcount (approx. at period end)[1]	48,200	49,500
Net revenue retention rate[2]	89 %	114 %

(1) "Headcount" refers to the total number of TaskUs teammates globally as of the end of a given measurement period. As of December 31, 2023 and 2022, our Headcount included approximately 350 and 500, respectively, of contractor and agency teammates who support our heloo operations.

(2) "Net revenue retention rate" is an important metric we calculate annually to measure the retention and growth in the use of our services by our existing clients. Our net revenue retention rate as of a given fiscal year is calculated using a measurement period consisting of the two consecutive fiscal years ending with and including the most recent applicable fiscal year. Next, we define our "base cohort" as the population of clients that were using our services during the entire 12-month period of the first year of the measurement period. Net revenue retention rate is calculated as the quotient obtained by dividing (a) the revenue generated by the base cohort in the second year of measurement by (b) the revenue generated by the base cohort in the first year of measurement.

Non-GAAP Financial Measures

We use Adjusted Net Income, Adjusted Earnings Per Share ("EPS"), EBITDA, Adjusted EBITDA, Free Cash Flow and Conversion of Adjusted EBITDA, as key measures to assess the performance of our business.

Each of the measures are not recognized under accounting principles generally accepted in the United States of America ("GAAP") and do not purport to be an alternative to net income or cash flow as a measure of our performance. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under GAAP. Additionally, Adjusted Net Income, Adjusted EPS, EBITDA and Adjusted EBITDA exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with profit or loss for the period. Our management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these measures may not be comparable to other similarly titled measures of other companies.

Adjusted Net Income

Adjusted Net Income is a non-GAAP profitability measure that represents net income or loss for the period before the impact of amortization of intangible assets and certain items that are considered to hinder comparison of the performance of our business on a period-over-period basis or with other businesses. During the periods presented, we excluded from Adjusted Net Income amortization of intangible assets, transaction costs, earn-out consideration, the effect of foreign currency gains and losses, gains and losses on disposals of assets, non-recurring severance costs, stock-based compensation expense and associated employer payroll tax and the related effect on income taxes of certain pre-tax adjustments, which include costs that are required to be expensed in accordance with GAAP. Our management believes that the inclusion of supplementary adjustments to net income applied in presenting Adjusted Net Income are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income, the most directly comparable GAAP measure, to Adjusted Net Income for the years ended December 31, 2023 and 2022:

(in thousands, except %)	Year ended December 31,		Period over Period Change	
	2023	2022	($)	(%)
Net income	$ 45,690	$ 40,422	$ 5,268	13.0 %
Amortization of intangible assets	20,346	19,882	464	2.3 %
Transaction costs[1]	245	953	(708)	(74.3)%
Earn-out consideration[2]	7,863	9,729	(1,866)	(19.2)%
Foreign currency losses[3]	431	7,967	(7,536)	(94.6)%
Loss on disposal of assets	1,322	31	1,291	NM
Severance costs[4]	1,852	821	1,031	125.6 %
Stock-based compensation expense[5]	53,179	69,452	(16,273)	(23.4)%
Tax impacts of adjustments[6]	(4,386)	(6,442)	2,056	(31.9)%
Adjusted Net Income	$ 126,542	$ 142,815	$ (16,273)	(11.4)%
Net Income Margin[7]	4.9 %	4.2 %		
Adjusted Net Income Margin[7]	13.7 %	14.9 %		

NM = not meaningful

(1) Represents professional service fees primarily related to the acquisition of heloo in 2022 and other non-recurring transactions.

(2) Represents earn-out consideration recognized as compensation expense related to the acquisition of heloo.

(3) Realized and unrealized foreign currency losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(4) Represents severance payments as a result of certain cost optimization measures we undertook during the period to restructure support roles.

(5) Represents stock-based compensation expense, as well as associated payroll tax.

(6) Represents tax impacts of adjustments to net income which resulted in a tax benefit during the period, including stock-based compensation expense and earn-out consideration.

(7) Net Income Margin represents net income divided by service revenue and Adjusted Net Income Margin represents Adjusted Net Income divided by service revenue.

Adjusted EPS

Adjusted EPS is a non-GAAP profitability measure that represents earnings available to shareholders excluding the impact of certain items that are considered to hinder comparison of the performance of our business on a period-over-period basis or with other businesses. Adjusted EPS is calculated as Adjusted Net Income divided by our diluted weighted-average number of shares outstanding. Our management believes that the inclusion of supplementary adjustments to earnings per share applied in presenting Adjusted EPS are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles GAAP diluted EPS, the most directly comparable GAAP measure, to Adjusted EPS for the years ended December 31, 2023 and 2022:

	Year ended December 31,	
	2023	2022
GAAP diluted EPS	$ 0.48	$ 0.39
Per share adjustments to net income[1]	0.84	1.00
Adjusted EPS	$ 1.32	$ 1.39
Weighted-average common stock outstanding – diluted	96,173,071	102,603,179

(1) Reflects the aggregate adjustments made to reconcile net income to Adjusted Net Income, as noted in the above table, divided by the GAAP diluted weighted-average number of shares outstanding for the relevant period.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP profitability measure that represents net income or loss for the period before the impact of the benefit from or provision for income taxes, financing expenses, depreciation, and amortization of intangible assets. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting financing expenses), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Adjusted EBITDA is a non-GAAP profitability measure that represents EBITDA before certain items that are considered to hinder comparison of the performance of our business on a period-over-period basis or with other businesses. During the periods presented, we excluded from Adjusted EBITDA transaction costs, earn-out consideration, the effect of foreign currency gains and losses, gains and losses on disposals of assets, non-recurring severance costs, stock-based compensation expense and associated employer payroll tax and interest income, which include costs that are required to be expensed in accordance with GAAP. Our management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA for the years ended December 31, 2023 and 2022:

| (in thousands, except %) | Year ended December 31, | | Period over Period Change | |
	2023	2022	($)	(%)
Net income	$ 45,690	$ 40,422	5,268	13.0 %
Provision for income taxes	29,342	24,111	5,231	21.7 %
Financing expenses	21,717	11,921	9,796	82.2 %
Depreciation	40,391	37,915	2,476	6.5 %
Amortization of intangible assets	20,346	19,882	464	2.3 %
EBITDA	157,486	134,251	23,235	17.3 %
Transaction costs[1]	245	953	(708)	(74.3)%
Earn-out consideration[2]	7,863	9,729	(1,866)	(19.2)%
Foreign currency losses[3]	431	7,967	(7,536)	(94.6)%
Loss on disposals of assets	1,322	31	1,291	NM
Severance costs[4]	1,852	821	1,031	125.6 %
Stock-based compensation expense[5]	53,179	69,452	(16,273)	(23.4)%
Interest income[6]	(1,581)	—	(1,581)	(100.0)%
Adjusted EBITDA	$ 220,797	$ 223,204	$ (2,407)	(1.1)%
Net Income Margin[7]	4.9 %	4.2 %		
Adjusted EBITDA Margin[7]	23.9 %	23.2 %		

NM = not meaningful

(1) Represents professional service fees related to the acquisition of heloo in 2022 and other non-recurring transactions.

(2) Represents earn-out consideration recognized as compensation expense related to the acquisition of heloo.

(3) Realized and unrealized foreign currency losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(4) Represents severance payments as a result of certain cost optimization measures we undertook during the period to restructure support roles.

(5) Represents stock-based compensation expense, as well as associated payroll tax.

(6) Represents interest income earned on short-term savings and time-deposit funds beginning in 2023.

(7) Net Income Margin represents net income divided by service revenue and Adjusted EBITDA Margin represents Adjusted EBITDA divided by service revenue.

Free Cash Flow

Free Cash Flow is a non-GAAP liquidity measure that represents our ability to generate additional cash from our business operations. Free Cash Flow is calculated as net cash provided by operating activities in the period minus cash used for purchase of property and equipment in the period. Our management believes that the inclusion of this non-GAAP measure, when considered with our GAAP results, provides management and investors with an additional understanding of our ability to generate additional cash for ongoing business operations and other capital deployment.

The following table reconciles net cash provided by operating activities, the most directly comparable GAAP measure, to Free Cash Flow for the years ended December 31, 2023 and 2022:

| | Year ended December 31, | |
	2023	2022
Net cash provided by operating activities	$ 143,670	$ 147,095
Purchase of property and equipment	(30,995)	(43,758)
Free Cash Flow	$ 112,675	$ 103,337
Conversion of Adjusted EBITDA[1]	51.0 %	46.3 %

(1) Conversion of Adjusted EBITDA represents Free Cash Flow divided by Adjusted EBITDA

Liquidity and Capital Resources

As of December 31, 2023, our principal sources of liquidity were cash and cash equivalents totaling $125.8 million, which were held for working capital purposes, as well as the available balance of our 2022 Credit Facilities, described further below. Historically, we have made investments in supporting the growth of our business, which were enabled in part by our positive cash flows from operations during these periods. We expect to continue to make similar investments in the future.

We have financed our operations primarily through cash received from operations. We believe our existing cash and cash equivalents and our 2022 Credit Facilities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on several factors, including but not limited to our obligation to repay any amounts outstanding under our 2022 Credit Facilities, our revenue growth rate, timing of client billing and collections, the timing of expansion into new geographies, variability in the cost of delivering services in our geographies, the timing and extent of spending on technology innovation, the extent of our sales and marketing activities, and the introduction of new and enhanced service offerings and the continuing market adoption of our platform.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Potential investments in, or acquisitions of, complementary businesses, applications or technologies, could reduce our cash and cash equivalents, require us to seek additional equity or debt financing or repatriate cash generated by our international operations that could cause us to incur withholding taxes on any distributions. Additional funds from financing arrangements may not be available on terms favorable to us or at all.

As market conditions warrant, we and certain of our equity holders, including Blackstone and their respective affiliates, may from time to time seek to purchase our outstanding debt securities or loans, including borrowings under our 2022 Credit Facilities, in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the "adjusted issue price" (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

In September 2022, our Board of Directors approved a share repurchase program of up to $100.0 million of shares of our Class A common stock. In May 2023, the Company announced that our Board of Directors authorized a $100.0 million increase to the share repurchase program, increasing the total authorization to $200.0 million, with the total amount remaining available after the increase being exclusive of any commissions, fees or excise taxes. During the year ended December 31, 2023, we repurchased 10,146,692 shares of our Class A common stock under the share repurchase program for $111.8 million, which we funded principally with available cash. As of December 31, 2023, approximately $57.3 million remained available for share repurchases under our share repurchase program.

Indebtedness

As of December 31, 2023, our total indebtedness, net of debt financing fees was $264.2 million.

2019 Credit Agreement

On September 25, 2019, we entered into a credit agreement (the "2019 Credit Agreement") that included a $210.0 million term loan (the "2019 Term Loan Facility") and a $40.0 million revolving credit facility (the "2019 Revolving Credit Facility" and, together with the 2019 Term Loan Facility, the "2019 Credit Facilities"). On April 30, 2021, we entered into Amendment No. 1 to the 2019 Credit Agreement with the existing lenders providing for $50.0 million incremental revolving credit commitments on the same terms as our existing revolving credit facility. On September 7, 2022, we entered into the 2022 Credit Agreement (as defined below) and the total outstanding debt under the 2019 Credit Facilities of $267.2 million was fully repaid.

On September 7, 2022, we entered into a credit agreement (the "2022 Credit Agreement") with both new and existing lenders which amended and restated the 2019 Credit Agreement. The 2022 Credit Agreement includes a $270.0 million term loan (the "2022 Term Loan Facility") and a $190.0 million revolving credit facility (the "2022 Revolving Credit Facility" and, together with the 2022 Term Loan Facility, the "2022 Credit Facilities"). The proceeds of the 2022 Term Loan Facility were used to repay all borrowings under the 2019 Credit Facilities, to pay related fees and expenses and for general corporate purposes. The Revolving Credit Facility includes a letter of credit sub-facility of up to $15.0 million, and the 2022 Credit Facilities include an uncommitted incremental facility, which, subject to certain conditions, would provide for additional term loan facilities, an increase in commitments under the Term Loan Facility and/or an increase in commitments under the Revolving Credit Facility, in an aggregate amount of up to $268.8 million (which may increase based on LTM Consolidated EBITDA (as defined in the 2022 Credit Agreement)) plus additional amounts based on achievement of a certain consolidated total net leverage ratio.

The 2022 Term Loan Facility matures on September 7, 2027, and commencing with the fiscal quarter ending December 31, 2022, requires quarterly principal payments of 0.25% of the original principal amount through September 30, 2023, 0.625% of the original principal amount through September 30, 2024, 1.25% of the original principal amount through September 30, 2025, 1.875% of the original principal amount through September 30, 2026 and 2.50% of the original principal amount thereafter, with the remaining principal due in a lump sum at the maturity date. Voluntary principal prepayments are permitted.

The 2022 Revolving Credit Facility provides us with access to a $15.0 million letter of credit facility and a $15.0 million swing line facility, each of which, to the extent used, reduces borrowing availability under the 2022 Revolving Credit Facility. The 2022 Revolving Credit Facility terminates on September 7, 2027. As of December 31, 2023, we had no balance outstanding and $190.0 million of borrowing availability under the 2022 Revolving Credit Facility.

Borrowings under the 2022 Credit Agreement, with the exception of swing line borrowings, bear interest, at our option, either at (i) an adjusted Term Secured Overnight Financing Rate ("SOFR rate") plus a margin of 2.25% per annum, subject to a SOFR rate floor of 0.00% or (ii) an alternative base rate plus a margin of 1.25% per annum, subject to an alternative base rate floor of 1.00%, Any borrowings under the swing line will be subject to the base rate. The 2022 Revolving Credit Facility also requires a commitment fee of 0.40% per annum of undrawn commitments to be paid quarterly in arrears. We have elected to pay interest on borrowings under the 2022 Term Loan Facility based on the SOFR rate. The interest rate in effect for the 2022 Term Loan Facility as of December 31, 2023 was 7.705% per annum.

The 2022 Credit Agreement contains a financial covenant requiring compliance with a maximum total net leverage ratio and certain other covenants, including, among other things, covenants restricting additional borrowings, investments (including acquisitions) and distributions. We were in compliance with all debt covenants as of December 31, 2023. Substantially all assets of our direct wholly owned subsidiary TU MidCo, Inc., its wholly owned subsidiary TU BidCo, Inc. and its material wholly owned domestic subsidiaries are pledged as collateral under the 2022 Credit Agreement, subject to certain customary exceptions.

See Note 8, "Long-Term Debt" in the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding our debt.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,	
(in thousands)	**2023**	**2022**
Net cash provided by operating activities	$ 143,670	$ 147,095
Net cash used in investing activities	(31,995)	(67,993)
Net cash used in financing activities	(119,085)	(4,035)

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 was $143.7 million compared to net cash provided by operating activities of $147.1 million for the year ended December 31, 2022. Net cash provided by operating activities for the year ended December 31, 2023 reflects net income of $45.7 million, as well as the add back for non-cash charges totaling $110.0 million, primarily driven by $52.8 million in stock-based compensation expense, $40.4 million of depreciation and $20.3 million of amortization of intangible assets, partially offset by deferred taxes of $8.0 million. These changes were partially offset by changes in operating assets and liabilities of $12.1 million. Net cash provided by operating activities for the year ended December 31, 2022 reflects the net income of $40.4 million, as well as the add back for non-cash charges totaling $112.8 million, primarily driven by $69.0 million in stock-based compensation expense, $37.9 million of depreciation and $19.9 million of amortization of intangible assets, partially offset by deferred taxes of $11.8 million. These changes were partially offset by changes in operating assets and liabilities of $6.1 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $32.0 million compared to net cash used in investing activities of $68.0 million for the year ended December 31, 2022. Purchase of property and equipment decreased primarily due to certain employees returning to the office driving higher utilization of equipment. Net cash used in investing activities for the year ended December 31, 2022 included the acquisition of heloo, net of cash received.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2023 was $119.1 million compared to net cash used in financing activities of $4.0 million for the year ended December 31, 2022. Net cash used in financing activities for the year ended December 31, 2023 consisted primarily of payments to acquire shares under our share repurchase program. Net cash used in financing activities for the year ended December 31, 2022 consisted of payments on long-term debt, including the repayment of all outstanding borrowings under the 2019 Credit Facilities, payments to acquire shares under our share repurchase program, payments for taxes related to net share settlement of equity awards and payments for debt financing fees, mostly offset by proceeds from the 2022 Credit Facilities, borrowings from our 2019 Revolving Credit Facility and proceeds from employee stock plans.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2023:

(in thousands)	Payments Due by Period		
	Total	Current	Noncurrent
Long-term debt obligations	$ 265,613	$ 8,438	$ 257,175
Operating lease obligations	52,993	18,292	34,701
Technology solution obligations	25,372	14,760	10,612
Total	$ 343,978	$ 41,490	$ 302,488

Technology solution obligations relate mainly to third-party cloud infrastructure agreements and subscription arrangements used to facilitate our operations at the enterprise level. If we fail to meet the minimum user or license commitment during any year, we are required to pay the difference.

In addition, in the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify clients, vendors and other business partners with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, cybersecurity breach, services to be provided by us or from intellectual property infringement claims made by third parties. We have not included any such indemnification provisions in the contractual obligations table above. Historically, we have not experienced significant losses on these types of indemnification obligations.

JOBS Act Accounting Election

We qualify as an emerging growth company pursuant to the provisions of the JOBS Act. The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period until we are no longer an emerging growth company or until we choose to affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

Critical Accounting Estimates

Our consolidated financial statements and the related notes included elsewhere in this Annual Report are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, provision for income taxes, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Recent Accounting Pronouncements

For additional information regarding recent accounting pronouncements adopted and under evaluation, refer to Note 2, "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of financial risks: market risk (includes foreign currency), interest rate risk and credit risk.

Foreign Currency Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenues are denominated in U.S. dollars, a substantial portion of our expenses were incurred and paid in the Philippine peso and Indian rupee in the year ended December 31, 2023. We also incur expenses in U.S. dollars, and currencies of the other countries in which we have operations. The exchange rates among the Philippine peso, Indian rupee and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average exchange rate of the Philippine peso against the U.S. dollar increased from 54.49 pesos during the year ended December 31, 2022 to 55.61 pesos during the year ended December 31, 2023, representing a depreciation of the Philippine peso of 2.1%. Based upon our level of operations during the year ended December 31, 2023, and excluding any forward contract arrangements that we had in place during that period, a 10% appreciation/depreciation in the Philippine peso against the U.S. dollar would have increased or decreased our expenses incurred and paid in the Philippine peso by approximately $37.1 million or $30.3 million, respectively, in the year ended December 31, 2023.

The average exchange rate of the Indian rupee against the U.S. dollar increased from 78.51 rupees during the year ended December 31, 2022 to 82.58 rupees during the year ended December 31, 2023, representing a depreciation of the Indian rupee of 5.2%. Based upon our level of operations during the year ended December 31, 2023, and excluding any forward contract arrangements that we had in place during that period, a 10% appreciation/depreciation in the Indian rupee against the U.S. dollar would have increased or decreased our expenses incurred and paid in the Indian rupee by approximately $9.0 million or $7.3 million, respectively, in the year ended December 31, 2023.

In order to mitigate our exposure to foreign currency fluctuation risks and minimize the earnings and cash flow volatility associated with forecasted transactions denominated in certain foreign currencies, and economically hedge our intercompany balances and other monetary assets and liabilities denominated in currencies other than functional currencies, we enter into foreign currency forward contracts. These derivatives have not been designated as hedges under ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). Changes in the fair value of these derivatives are recognized in the consolidated statements of income and are included in other expense (income), net.

For the years ended December 31, 2023 and 2022, we realized losses (gains) of $(2.6) million and $13.3 million, respectively, resulting from the settlement of forward contracts were included within other expense (income), net.

For the years ended December 31, 2023 and 2022, we had outstanding forward contracts. The forward contract receivable (payable) resulting from change in fair value was recorded under prepaid expenses and other current assets (accounts payable and accrued liabilities). For the years ended December 31, 2023 and 2022, unrealized losses (gains) on the forward contracts of $2.5 million and $(4.6) million, respectively, were included within other expense (income), net.

These contracts must be settled on the day of maturity or may be canceled subject to the receipts or payments of any gains or losses, respectively, equal to the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We do not enter into foreign currency forward contracts for speculative or trading purposes. These derivative instruments do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on the settlement of these derivatives are intended to offset revaluation losses and gains on the assets and liabilities being hedged.

Interest Rate Risk

Our exposure to market risk is influenced by the changes in interest rates paid on any outstanding balance on our borrowings, mainly under our 2022 Credit Facilities. All of our borrowings outstanding under the 2022 Credit Facilities as of December 31, 2023 accrue interest at SOFR plus 2.25%. Our total principal balance outstanding as of December 31, 2023 was $265.6 million. Based on the outstanding balances and interest rates under the 2022 Credit Facilities as of December 31, 2023, a hypothetical 10% increase or decrease in SOFR would cause an increase or decrease in interest expense of $1.4 million over the next 12 months.

Credit Risk

As of December 31, 2023, we had accounts receivable, net of allowance for credit losses, of $176.8 million, of which $49.8 million was owed by two of our clients. Collectively, these clients represented 28% of our gross accounts receivable as of December 31, 2023.

Item 8. Financial Statements and Supplementary Data

TASKUS, INC.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
TaskUs, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TaskUs, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of Financial Accounting Standards Board's Accounting Standards Update 2016-02, Leases (Topic 842).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2015.

Los Angeles, California
March 8, 2024

TASKUS, INC.
Consolidated Balance Sheets
(in thousands, except share data)

		December 31, 2023		December 31, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	125,776	$	133,992
Accounts receivable, net of allowance for credit losses of $1,978 and $3,422, respectively		176,812		178,678
Income tax receivable		2,021		2,879
Prepaid expenses and other current assets		23,909		25,876
Total current assets		328,518		341,425
Noncurrent assets:				
Property and equipment, net		68,893		75,053
Operating lease right-of-use assets		44,326		41,510
Deferred tax assets		4,857		6,165
Intangibles		192,958		212,993
Goodwill		218,108		217,382
Other noncurrent assets		6,542		7,487
Total noncurrent assets		535,684		560,590
Total assets	$	864,202	$	902,015
Liabilities and Shareholders' Equity				
Liabilities:				
Current liabilities:				
Accounts payable and accrued liabilities	$	26,054	$	37,062
Accrued payroll and employee-related liabilities		40,291		48,663
Current portion of debt		8,059		3,334
Current portion of operating lease liabilities		15,872		11,614
Current portion of income tax payable		7,451		5,730
Deferred revenue		4,077		3,481
Total current liabilities		101,804		109,884
Noncurrent liabilities:				
Income tax payable		4,621		2,293
Long-term debt		256,166		264,225
Operating lease liabilities		31,475		32,380
Accrued payroll and employee-related liabilities		3,978		2,818
Deferred tax liabilities		25,214		34,514
Other noncurrent liabilities		233		288
Total noncurrent liabilities		321,687		336,518
Total liabilities		423,491		446,402
Commitments and Contingencies (See Note 10)				
Shareholders' equity:				
Class A common stock, $0.01 par value. Authorized 2,500,000,000; 30,522,570 issued and 18,725,947 outstanding and 29,257,651 issued and 27,607,720 outstanding, respectively		305		293
Class B convertible common stock, $0.01 par value. Authorized 250,000,000; 70,032,694 and 70,032,694 shares issued and outstanding, respectively		700		700
Additional paid-in capital		683,117		631,908
Accumulated deficit		(89,984)		(135,674)
Accumulated other comprehensive loss		(9,551)		(10,647)
Treasury stock, at cost with 11,796,623 and 1,649,931 shares, respectively		(143,876)		(30,967)
Total shareholders' equity		440,711		455,613
Total liabilities and shareholders' equity	$	864,202	$	902,015

See accompanying notes to consolidated financial statements.

TASKUS, INC.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year ended December 31,		
	2023	**2022**	**2021**
Service revenue	$ 924,365	$ 960,489	$ 760,703
Operating expenses:			
Cost of services	538,745	558,761	431,736
Selling, general, and administrative expense	228,523	260,003	335,312
Depreciation	40,391	37,915	29,038
Amortization of intangible assets	20,346	19,882	18,847
Loss on disposal of assets	1,322	31	52
Total operating expenses	829,327	876,592	814,985
Operating income (loss)	95,038	83,897	(54,282)
Other expense (income), net	(1,711)	7,443	177
Financing expenses	21,717	11,921	6,504
Income (loss) before income taxes	75,032	64,533	(60,963)
Provision for (benefit from) income taxes	29,342	24,111	(2,265)
Net income (loss)	$ 45,690	$ 40,422	$ (58,698)
Net income (loss) per common share:			
Basic	$ 0.49	$ 0.41	$ (0.62)
Diluted	$ 0.48	$ 0.39	$ (0.62)
Weighted-average number of common shares outstanding:			
Basic	93,938,931	97,815,679	94,832,137
Diluted	96,173,071	102,603,179	94,832,137

See accompanying notes to consolidated financial statements.

TASKUS, INC.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year ended December 31,		
	2023	2022	2021
Net income (loss)	$ 45,690	$ 40,422	$ (58,698)
Retirement benefit reserves	790	(98)	(55)
Foreign currency translation adjustments	306	(8,386)	(5,524)
Comprehensive income (loss)	$ 46,786	$ 31,938	$ (64,277)

See accompanying notes to consolidated financial statements.

TASKUS, INC.
Consolidated Statements of Shareholders' Equity
(in thousands, except share data)

| | Capital stock and additional paid-in capital | | | | | Accumulated deficit | Accumulated other comprehensive income (loss) | Treasury stock | | Total shareholders' equity |
| | Class A common stock | | Class B convertible common stock | | Additional paid-in capital | | | | | |
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance as of December 31, 2020	—	$ —	91,737,020	$ 917	$ 398,202	$ (67,398)	$ 3,416	—	$ —	$ 335,137
Issuance of common stock in the initial public offering, net of offering costs	5,553,154	56	—	—	116,636	—	—	—	—	116,692
Conversion of common stock	21,704,326	217	(21,704,326)	(217)	—	—	—	—	—	—
Issuance of common stock for settlement of equity awards	275,588	3	—	—	(3)	—	—	—	—	—
Shares withheld related to net share settlement	(101,804)	(1)	—	—	(4,606)	—	—	—	—	(4,607)
Stock-based compensation expense	—	—	—	—	46,189	—	—	—	—	46,189
Distribution of dividends (0.55 per share)	—	—	—	—	—	(50,000)	—	—	—	(50,000)
Net loss	—	—	—	—	—	(58,698)	—	—	—	(58,698)
Other comprehensive loss	—	—	—	—	—	—	(5,579)	—	—	(5,579)
Balance as of December 31, 2021	27,431,264	$ 275	70,032,694	$ 700	$ 556,418	$ (176,096)	$ (2,163)	—	$ —	$ 379,134
Issuance of common stock for settlement of equity awards	1,819,740	18	—	—	3,460	—	—	—	—	3,478
Shares withheld related to net share settlement	(193,456)	(2)	—	—	(4,143)	—	—	—	—	(4,145)
Shares issued in acquisition of heloo	200,103	2	—	—	7,194	—	—	—	—	7,196
Repurchase of common stock	—	—	—	—	—	—	—	1,649,931	(30,967)	(30,967)
Stock-based compensation expense	—	—	—	—	68,979	—	—	—	—	68,979
Net income	—	—	—	—	—	40,422	—	—	—	40,422
Other comprehensive loss	—	—	—	—	—	—	(8,484)	—	—	(8,484)
Balance as of December 31, 2022	29,257,651	$ 293	70,032,694	$ 700	$ 631,908	$ (135,674)	$ (10,647)	1,649,931	$ (30,967)	$ 455,613
Issuance of common stock for settlement of equity awards	1,453,010	13	—	—	618	—	—	—	—	631
Shares withheld related to net share settlement	(188,091)	(1)	—	—	(2,168)	—	—	—	—	(2,169)
Repurchase of common stock	—	—	—	—	—	—	—	10,146,692	(112,909)	(112,909)
Stock-based compensation expense	—	—	—	—	52,759	—	—	—	—	52,759
Net income	—	—	—	—	—	45,690	—	—	—	45,690
Other comprehensive income	—	—	—	—	—	—	1,096	—	—	1,096
Balance as of December 31, 2023	30,522,570	$ 305	70,032,694	$ 700	$ 683,117	$ (89,984)	$ (9,551)	11,796,623	$ (143,876)	$ 440,711

See accompanying notes to consolidated financial statements.

TASKUS, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income (loss)	$ 45,690	$ 40,422	$ (58,698)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	40,391	37,915	29,038
Amortization of intangibles	20,346	19,882	18,847
Amortization of debt financing fees	596	569	526
Loss on disposal of assets	1,322	31	52
Provision for credit losses	103	1,746	1,058
Unrealized foreign exchange losses (gains) on forward contracts	2,485	(4,589)	4,573
Deferred taxes	(7,959)	(11,755)	(11,477)
Stock-based compensation expense	52,759	68,979	46,189
Changes in operating assets and liabilities:			
Accounts receivable	1,861	(15,052)	(76,203)
Prepaid expenses and other current assets	(2,015)	(7,131)	(8,611)
Operating lease right-of-use assets	14,314	12,726	—
Other noncurrent assets	(132)	(1,240)	(2,380)
Accounts payable and accrued liabilities	(9,825)	1,822	4,493
Accrued payroll and employee-related liabilities	(7,877)	13,589	16,450
Operating lease liabilities and deferred rent	(13,823)	(12,391)	1,195
Income tax payable	4,910	3,826	1,013
Deferred revenue	592	(623)	1,261
Other noncurrent liabilities	(68)	(1,631)	—
Net cash provided by (used in) operating activities	143,670	147,095	(32,674)
Cash flows from investing activities:			
Purchase of property and equipment	(30,995)	(43,758)	(59,363)
Acquisition, net of cash acquired	—	(23,235)	—
Investment in loan receivable	(1,000)	(1,000)	—
Net cash used in investing activities	(31,995)	(67,993)	(59,363)
Cash flows from financing activities:			
Proceeds from borrowings, Revolving credit facility	—	32,500	—
Proceeds from long-term debt	—	270,000	—
Payments for deferred business acquisition consideration	(1,875)	—	—
Payments on long-term debt	(3,713)	(273,080)	(6,563)
Payments for debt financing fees	—	(1,821)	(340)
Proceeds from issuance of common stock, net of underwriters' fees	—	—	120,698
Proceeds from employee stock plans	631	3,478	—
Payments for offering costs	—	—	(4,798)
Payments for taxes related to net share settlement	(2,169)	(4,145)	(4,607)
Payments for stock repurchases	(111,959)	(30,967)	—
Distribution of dividends	—	—	(50,000)
Net cash provided by (used in) financing activities	(119,085)	(4,035)	54,390
Increase (decrease) in cash and cash equivalents	(7,410)	75,067	(37,647)
Effect of exchange rate changes on cash	(806)	(4,659)	(6,497)
Cash and cash equivalents at beginning of period	133,992	63,584	107,728
Cash and cash equivalents at end of period	$ 125,776	$ 133,992	$ 63,584
Supplemental cash flow information:			
Cash paid for interest	$ 21,557	$ 9,952	$ 5,907
Cash paid for taxes, net of refunds	$ 31,747	$ 31,805	$ 7,487
Noncash operating, investing and financing activities:			
Accrued capital expenditures	$ 4,451	$ 3,108	$ 7,817
Noncash reclass for customer-billed equipment	$ —	$ —	$ 1,874
Loan receivable exchanged for software	$ 2,182	$ —	$ —

See accompanying notes to consolidated financial statements.

TASKUS, INC.
Notes to Consolidated Financial Statements

1. Description of Business and Organization

TaskUs, Inc. ("TaskUs," together with its subsidiaries, the "Company," "we," "us" or "our") was formed by investment funds affiliated with Blackstone Inc. ("Blackstone") as a vehicle for the acquisition of TaskUs Holdings, Inc. ("TaskUs Holdings") on October 1, 2018 (the "Blackstone Acquisition"). Prior to the Blackstone Acquisition, TaskUs had no operations and TaskUs Holdings operated as a standalone entity. TaskUs, Inc. was incorporated in Delaware in July 2018, and is headquartered in New Braunfels, Texas.

The Company is a provider of outsourced digital services and next-generation customer experience to the world's most innovative companies, helping its clients represent, protect and grow their brands. The Company's global, omni-channel delivery model is focused on providing its clients three key services - Digital Customer Experience, Trust and Safety and Artificial Intelligence ("AI") Services. The Company has designed its platform to enable it to rapidly scale and benefit from its clients' growth. Through its agile and responsive operational model, the Company delivers services from multiple delivery sites that span globally from the United States, Philippines, India and other parts of the world.

The Company's major service offerings are described in more detail below:

- *Digital Customer Experience*: Principally consists of omni-channel customer care services, primarily delivered through digital (non-voice) channels.
- *Trust and Safety*: Principally consists of review and disposition of user and advertiser generated visual, text and audio content for purposes which include removal or labeling of policy violating, offensive or misleading content. Also included in this area are our offerings for risk management, compliance, identity management and fraud.
- *AI Services*: Principally consists of high-quality data labeling services, annotation, context relevance and transcription services performed for the purpose of training and tuning machine learning algorithms, enabling them to develop cutting-edge AI systems.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The acquisition of Parsec d.o.o. and Q Experience d.o.o. (collectively, "heloo") was completed on April 15, 2022. The acquisition was not material to the Company's consolidated financial statements.

The accompanying financial statements and related notes to the financial statements give retroactive effect to the stock split for all periods presented. See Note 13, "Shareholders' Equity" for additional information.

The Company has made certain reclassifications to prior period consolidated financial statements to conform to current period presentation. Other receivables, Prepaid expenses and Other current assets have been combined into Prepaid expenses and other current assets.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of useful lives and impairment of fixed assets; allowances for credit losses; the valuation of deferred tax assets; the measurement of lease liabilities and right-of-use assets; valuation of forward contracts; valuation of stock-based compensation; valuation of acquired intangible assets and goodwill, as well as related impairment assessments, and reserves for income tax uncertainties and other contingencies.

(c) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no variable interest entities in its corporate structure.

(d) Segments

Operating segments are components of a company for which separate financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding on how to allocate resources and in assessing performance. The Company's CODM is the chief executive officer ("CEO"). The CEO reviews financial information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Company has determined that it operates in a single operating and reportable segment.

(e) Concentration Risk

Most of the Company's customers are located in the United States. Customers outside of the United States are concentrated in Europe.

For the years ended December 31, 2023, 2022 and 2021, the following customers represented greater than 10% of the Company's service revenue:

| | Service revenue percentage | | |
| | Year ended December 31, | | |
Customer	2023	2022	2021
A	19 %	22 %	27 %
B	Less than 10%	Less than 10%	11 %

For the years ended December 31, 2023 and 2022, the following customers represented greater than 10% of the Company's accounts receivable:

| | Accounts receivable percentage | |
| | December 31, 2023 | December 31, 2022 |
Customer		
A	16 %	17 %
B	12 %	13 %

The Company's principal operations, including the majority of its employees and the fixed assets owned by its wholly owned subsidiaries, are located in the Philippines.

(f) Business Combinations

The Company accounts for business combinations in accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations. The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

(g) Leases

The Company adopted Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), effective as of January 1, 2022, using the modified retrospective method and the effective date as the date of initial application. The Company elected the "package of practical expedients," which permits the Company not to reassess under Topic 842 any prior conclusions about lease identification, lease classification and initial direct costs. The Company did not apply the short-term lease exception and will therefore recognize a right-of-use asset and lease liability for all leases.

At inception of a contract, the Company determines whether an arrangement is, or contains, a lease based on the substance of the arrangement. In determining whether a contract contains a lease, we consider whether (1) we have the right to obtain substantially all of the economic benefits from the use of the asset throughout the term of the contract, (2) we have the right to direct how and for what purpose the asset is used throughout the term of the contract and (3) we have the right to operate the asset throughout the term of the contract without the lessor having the right to change the terms of the contract. If a lease is identified, the Company determines whether it should be classified as an operating or finance lease at commencement.

The Company has various leases for office spaces under operating lease agreements which have a range of expiration dates from one to ten years, and often include a renewal option for an additional term. Lease terms include the base, non-cancelable lease term, and any options to extend or terminate the lease when it is reasonably certain at commencement that the Company will exercise such options.

Right-of-use ("ROU") lease assets represent the Company's right to use an underlying asset for the lease term and may include any advance lease payments made. ROU lease liabilities represent our obligation to make lease payments arising from the contractual terms of the lease. ROU lease assets and lease liabilities are recognized at the commencement of the lease and are calculated using the present value of lease payments over the lease term. Typically, lease agreements do not provide sufficient detail to arrive at an implicit interest rate. Therefore, the Company uses its estimated incremental borrowing rates ("IBR") based on information available at the commencement date of the lease to calculate the present value of the lease payments. In estimating its IBR, the Company considers it credit rating, the lease term, the currency of the lease payments and market rates of comparable collateralized borrowings for similar terms.

The Company remeasures its lease liability and related ROU lease asset upon the occurrence of the following: lease modifications not accounted for as a separate contract; a triggering event that changes the certainty of the Company exercising an option to renew or terminate the lease, or purchase the underlying asset; or the resolution of a contingency upon which any variable lease payments are based such that those payments become fixed.

(h) Translation of Non-U.S. Currency Amounts

The Company is subject to foreign currency exposure due to its principal operations being located in the Philippines and operations in various other international locations. Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. Dollars at fiscal year-end exchange rates. Revenue and expense items are translated at weighted average foreign currency exchange rates prevailing during the fiscal year. Translation adjustments are included in other comprehensive income (loss). Realized and unrealized gains and losses arising from foreign currency transactions are recognized in other expense (income), net. For the years ended December 31, 2023, 2022 and 2021, realized and unrealized foreign currency losses (gains) were $0.5 million, $(0.8) million and $(4.2) million, respectively.

(i) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments with maturities of 90 days or less from the date of purchase.

(j) Accounts Receivable

Accounts receivable are recorded as revenue and are recognized in accordance with the Company's revenue recognition policy. The Company maintains an allowance for credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for losses quarterly. Past-due balances over 30 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(k) Debt Financing Fees

Debt financing fees include costs incurred in connection with obtaining debt financing and are amortized using the straight-line method over the term of the related credit agreement. Straight line amortization approximates amortization under the effective interest method. The amortization is included in financing expenses in the consolidated statements of operations. On the consolidated balance sheets, the debt financing fees related to the term loan and revolver loan are classified as a discount against the associated debt. In instances when the revolver loan is undrawn, associated debt financing fees are included in other noncurrent assets.

(l) Derivative Instruments and Hedging Activities

ASC Topic 815, *Derivatives and Hedging*, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets (prepaid expenses and other current assets) or liabilities (accrued payroll and employee-related liabilities) on the Company's consolidated balance sheets and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. Gains and losses on derivative instruments not designated as hedges are included in earnings. The resulting cash flows are reported as cash from operating activities. As of December 31, 2023, the Company was a party to non-deliverable foreign currency forward contract arrangements with three commercial banks which were not designated as hedges.

(m) Revenue Recognition

The Company recognizes revenue from its services in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, the Company recognizes revenues for services for which control has transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies its performance obligations.

The Company accounts for a contract with a customer when the contract is legally enforceable and when collectability is probable. The Company has executed contracts with customers which detail, among others, the contract terms, obligations and rights of both parties and payment terms. Certain of the Company's contracts include termination clauses, which the Company evaluates when determining the contract term (generally one to three years) over which the parties have enforceable rights and obligations. A performance obligation is the unit of account under ASC 606 and represents the distinct services that are promised to the customer. Performance obligations are identified when the contract is created and based on agreed terms and business practices. The transaction price reflects the amount the Company expects to receive in exchange for services to the customer. The expected dollar amount is allocated to each performance obligation based on the standalone selling price agreed with the customer. The Company determines the standalone selling price based on the overall pricing objectives, taking into consideration market conditions, cost of performance obligations, and other factors including geographic locations. The Company's performance obligations are related to providing services to its customers and its customers simultaneously receive and consume the benefits of those services. Therefore, revenue is recognized over time as performance obligations are satisfied and we have a "right to invoice." We do not allocate transaction price to unsatisfied performance obligations.

Differences in timing between the delivery of services, billings, and receipt of payment from customers can result in the recognition of certain contract assets and contract liabilities. Revenue recognized in excess of billings is recorded as accrued revenue, and is reported under accounts receivable, net of allowance for credit losses on the consolidated balance sheets. Billings in excess of revenue recognized is recorded as deferred revenue until revenue recognition criteria are met. Client prepayments (even if nonrefundable) are recorded as deferred revenue on the consolidated balance sheets and recognized over future periods as services are delivered or performed.

ASC 340-40, *Other Assets and Deferred Costs—Contracts with customers* ("ASC 340"), provides guidance for incremental costs of obtaining a contract with a customer or costs incurred in fulfilling a contract with a customer. Incremental costs to obtain a contract with a customer are required to be capitalized if an entity expects to recover those costs. Signing commissions that are paid to sales employees are considered incremental costs of obtaining a contract with a customer. These commissions are deferred and then amortized on a straight-line basis over the contract period, which is typically one year. Amortization expense is included in selling, general and administrative expense on the consolidated statements of operations. The Company determines the period of benefit by taking into consideration its customer contracts, its technology, and other factors. Commissions paid to non-sales staff are also required to be capitalized if directly attributable to, and incremental from, obtaining a contract.

(n) Advertising Expense

Advertising costs are expensed as incurred and are included in selling, general, and administrative expense in the consolidated statements of operations. Advertising expense for the years ended December 31, 2023, 2022 and 2021 was $1.6 million, $2.0 million and $1.9 million, respectively.

(o) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and any impairment in value. The cost of an asset comprises its purchase price and costs directly attributable to bringing the asset to working condition for its intended use. Expenditures for additions, major improvements, and renewals are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed on the straight-line basis over the estimated useful life of the Company's assets, generally three to five years or, for leasehold improvements, over five years or the remaining term of the lease, whichever is shorter. Construction in process represents property under construction and is stated at cost. This includes costs of construction and other direct costs. The account is not depreciated until such time that the assets are completed and available for use. Fully depreciated assets are retained in the accounts until they are no longer in use and no further depreciation is recognized in profit or loss. An item of property and equipment, including the related accumulated depreciation and amortization and any impairment losses, is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period the item is derecognized.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. During the years ended December 31, 2023, 2022 and 2021, no impairment charges were recorded.

(p) Intangibles

Intangible assets consist of finite-lived intangible assets acquired through the Company's business combinations. Such amounts are initially recorded at fair value and subsequently amortized over their useful lives using the straight-line method, which reflects the pattern of benefit, and assumes no residual value.

Finite-lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Finite-lived intangibles are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If circumstances require an asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset group to its carrying amount. If the carrying amount of the asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. During the years ended December 31, 2023, 2022 and 2021, no impairment charges were recorded.

(q) Goodwill

Goodwill is the amount by which the cost of the acquired net assets in a business combination exceeds the fair value of the identifiable net assets on the date of purchase. Goodwill is not amortized.

The Company reviews goodwill for impairment annually on October 1, or more frequently when events or circumstances indicate goodwill may be impaired. Management may initially assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount ("Step 0"). If determined that it is more-likely-than-not the estimated fair value of a reporting unit is less than its carrying amount, a quantitative assessment is performed ("Step 1"). Under FASB Topic ASC 350 *Intangibles— Goodwill and Other*, entities have an unconditional option to bypass the qualitative assessment described in the preceding sentences for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. We have determined that we have a single reporting unit. We consider our market capitalization (calculated as total common shares outstanding multiplied by the common equity price per share), as adjusted for a control premium factor, as necessary, to represent fair value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of the reporting unit exceeds its fair value, an impairment charge is recorded in an amount equal to that excess, but not more than the carrying value of goodwill.

As of October 1, 2023, 2022 and 2021, we opted to bypass the qualitative assessment under Step 0 and proceeded directly to performing a quantitative goodwill impairment test under Step 1. As a result of the quantitative assessment, we determined that the carrying value of the reporting unit did not exceed its fair value.

(r) Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consists primarily of VAT and goods and services taxes, derivative assets, prepayments for software and insurance, refundable security deposits and implementation costs capitalized for hosting arrangements.

Other noncurrent assets consists primarily of refundable security deposits, implementation costs capitalized for hosting arrangements, deferred financing costs on the undrawn revolver loan and loan receivable.

(s) Share Repurchases

The Company records its repurchases of Class A common stock at cost, including direct and incremental costs, as treasury stock within shareholders' equity on the consolidated balance sheets.

(t) Share-based Compensation

The Company accounts for its stock-based awards in accordance with provisions of ASC 718, *Compensation - Stock Compensation* ("ASC 718"). For equity awards total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement.

Awards to employees may contain service, performance and market conditions, or a combination thereof, that affect vesting. The Company recognizes expense over the requisite service period using a graded vesting model. For unvested awards with performance conditions, the Company assesses the probability of attaining the performance conditions at each reporting period. Awards that are deemed probable of attainment are recognized in expense over the requisite service period. The Company accounts for forfeitures as they occur.

(u) Employee Benefits

Defined benefit plans

The Company has certain defined benefit plans that provide eligible employees with retirement income based primarily on years of service and compensation during specific periods. Expense recognized for the years ended December 31, 2023, 2022 and 2021 was $1.7 million, $1.3 million and $0.7 million, respectively. The net obligations under our benefit plans as of December 31, 2023 and 2022 were $4.0 million and $3.1 million, respectively.

The retirement benefit reserve, which represents the cumulative amount of remeasurement of the defined benefit liability arising from actuarial gains and losses due to experience and demographic assumptions, is included in accumulated other comprehensive loss. Amounts reclassified into income were immaterial for the years ended December 31, 2023, 2022 and 2021.

Defined contribution plans

The Company has certain defined contribution plans, including a 401(k) retirement plan in the U.S., whereby contributions made by eligible employees may be matched by the Company with certain limitations. Employer matching contributions recognized in expense for the years ended December 31, 2023, 2022 and 2021 was $3.5 million, $2.8 million and $1.9 million, respectively.

(v) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(w) Earnings per share

The computation of basic net income per share of common stock ("EPS") is based on the weighted average number of shares that were outstanding during the period, including shares of common stock that are issuable at the end of the reporting period. The computation of diluted EPS is based on the number of basic weighted-average number of shares outstanding plus the weighted-average number of common shares that would be issued assuming the exercise of all potentially dilutive common stock equivalents using the treasury stock method. Common stock equivalents consist of shares issuable upon the exercise of stock options and vesting of RSUs and PSUs. Common stock equivalents with performance or market conditions are included as potentially dilutive if the conditions for vesting would have been met if the last day of the period was the end of the contingency period.

(x) Income Taxes

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable, respectively, on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying value of the Company's net deferred tax assets is based on whether it is more likely than not that the Company will generate sufficient future taxable income to realize the deferred tax assets. A valuation allowance is established for deferred tax assets, which the Company does not believe meet the "more likely than not" threshold. The Company's judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning strategies, or other factors. If the Company's assumptions and, consequently, its estimates, change in the future, the valuation allowance may materially increase or decrease, resulting in a decrease or increase, respectively, in income tax benefit and the related impact on the Company's reported net income.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized and effectively settled. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and that may not accurately forecast actual outcomes. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income taxes.

(y) Recent Accounting Pronouncements

The Company currently qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. The Company has elected to adopt new or revised accounting guidance within the same time period as private companies.

Recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The revised standard relates to measurement of credit losses on financial instruments, and requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The guidance replaces the incurred loss model with an expected loss model referred to as current expected credit losses ("CECL"). The CECL model requires us to measure lifetime expected credit losses for financial instruments held at the reporting date using historical experience, current conditions and reasonable supportable forecasts. The guidance expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating credit losses and requires new disclosures of the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. The Company adopted this standard as of January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on the Company's consolidated financial statements.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires enhanced disclosure of significant segment expenses, and other segment items, on an annual and interim basis. This ASU will be effective for the Company for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. This ASU will be applied retrospectively to all periods presented in the financial statements. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard improves the transparency of rate reconciliation and income taxes paid disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The standard also improves the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (loss) and income tax expense (benefit) and (2) removing disclosures that no longer are considered cost beneficial or relevant. This ASU will be effective for the Company for fiscal years beginning after December 15, 2025. Early adoption is permitted. This ASU will be applied prospectively, with retrospective application permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

3. Business Combination

On April 15, 2022 (the "Closing Date"), the Company completed the acquisition of 100% of the equity interests of heloo, a Croatia-based Digital Customer Experience solutions provider to European technology companies supporting 20 languages across seven additional Eastern European countries, including Bosnia, Serbia, and Slovenia. The Company believes this acquisition will be complementary to the Company's growth strategy by expanding its global delivery footprint with a suite of multi-lingual, cost-competitive Digital Customer Experience services.

The acquisition date fair value of the consideration transferred was $35.4 million, consisting of the following:

(in thousands)		
Cash consideration[1]	$	26,006
Holdback cash consideration[2]		2,164
Equity consideration[3]		7,196
Total consideration	$	35,366

(1) Represents cash consideration paid to the sellers to complete the acquisition.

(2) Represents consideration, which was retained by the Company as security to satisfy sellers' obligations for potential future contractual claims arising under the terms of the purchase agreement; provided that the amount of the holdback shall not serve as any limitation on the indemnification obligations of the sellers under the purchase agreement. The holdback is payable to the sellers, net of any such claims, 18 months after the Closing Date except for a portion of the holdback related to potential tax claims, which is payable over three years after the Closing Date, net of any tax claims.

(3) Comprised of 200,103 shares of the Company's Class A common stock issued in relation to this acquisition. The fair value was determined on the basis of the closing market price of the Company's Class A common stock on the acquisition date.

The Company paid $1.9 million related to holdback cash consideration during the year ended December 31, 2023, which is included in payments for deferred business acquisition consideration.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

(in thousands)	Preliminary		Measurement Period Adjustments		Final	
Cash and cash equivalents	$	2,771	$	—	$	2,771
Intangibles		11,198		—		11,198
Goodwill		21,582		326		21,908
Other assets acquired		3,947		(326)		3,621
Total assets	$	39,498	$	—	$	39,498
Total liabilities assumed	$	4,132	$	—	$	4,132
Net assets acquired	$	35,366	$	—	$	35,366

The goodwill is derived from anticipated operational synergies and assembled workforce. None of the goodwill recorded is deductible for tax purposes.

The purchase price allocation includes $11.2 million of acquired identifiable intangible assets, consisting of the following:

(in thousands, except useful lives)	Estimated Fair Value		Estimated Useful Life in Years
Customer relationships	$	10,872	10
Trade name		326	2
Total	$	11,198	

The fair values of the identifiable intangible assets have been estimated using the excess earnings and relief-from-royalty methods. The intangible assets are being amortized over their estimated useful lives on a straight-line basis that reflects the economic benefit of the assets. The determination of the useful lives is based upon various industry studies, historical acquisition experience, economic factors, and future forecasted cash flows of the Company following the acquisition of heloo.

Subject to heloo's EBITDA (as defined in the share purchase agreement for the acquisition) margin exceeding a minimum level, the former shareholders of heloo are eligible to receive contingent earn-out payments not to exceed €20.0 million, based on a multiple of EBITDA in excess of certain prescribed EBITDA targets outlined in the purchase agreement during each of the one year periods ending April 30, 2023 and 2024. The total fair value of remaining contingent earn-out payments was determined to be $0.0 million and $14.9 million as of December 31, 2023 and 2022, respectively, based on a Monte Carlo simulation model, utilizing a discounted payout analysis based on probabilities and timing of achieving the prescribed targets. Since these payments were contingent on future service conditions, they were recognized as compensation expense ratably over the required service period. Since the service conditions have been met, future changes will be based only on updates to the expected achievement. For the years ended December 31, 2023 and 2022, the Company recognized $7.9 million and $9.7 million in compensation expense related to the contingent earn-out payments included in selling, general, and administrative expenses. The Company paid $18.3 million related to the contingent earn-out during the year ended December 31, 2023, which is included in net cash provided by operating activities.

During the year ended December 31, 2022, the Company recognized $0.6 million of costs, including legal, professional, and other fees related to the acquisition, included in selling, general, and administrative expenses on the statements of operations. The results of operations and the fair values of the assets acquired and liabilities assumed have been included in the financial statements from the date of acquisition. This acquisition was not material to the Company's consolidated financial statements for the current periods presented. Supplemental pro forma financial information has not been provided as the historical results of heloo were not material to the Company.

4. Revenue from Contracts with Customers

Disaggregation of Revenue

The Company's revenues are derived from contracts with customers related to business outsourcing services that it provides. The following table presents the breakdown of the Company's revenues by service offering:

	Year ended December 31,		
(in thousands)	2023	2022	2021
Digital Customer Experience	$ 605,943	$ 637,587	$ 486,679
Trust and Safety	186,742	178,409	169,080
AI Services	131,680	144,493	104,944
Service revenue	$ 924,365	$ 960,489	$ 760,703

The majority of the Company's revenues are derived from contracts with customers who are located in the United States. However, the Company delivers its services from geographies outside of the United States. The following table presents the breakdown of the Company's revenues by geographical location, based on where the services are provided from:

	Year ended December 31,		
(in thousands)	2023	2022	2021
Philippines	$ 511,298	$ 504,361	$ 402,340
United States	148,708	252,457	246,642
India	115,777	102,561	56,216
Rest of World	148,582	101,110	55,505
Service revenue	$ 924,365	$ 960,489	$ 760,703

Contract Balances

Accounts receivable, net of allowance for credit losses includes $77.2 million and $80.8 million of unbilled revenues as of December 31, 2023 and 2022, respectively.

Activity in the Company's allowance for doubtful accounts consisted of the following:

	Year ended December 31,		
(in thousands)	2023	2022	2021
Balance, beginning of year	$ 3,422	$ 1,819	$ 2,294
Provision for credit losses	103	1,746	1,058
Uncollectible receivables written-off	(1,547)	(143)	(1,533)
Balance, end of year	$ 1,978	$ 3,422	$ 1,819

5. Forward Contracts

The Company transacts business in various foreign currencies and has international sales and expenses denominated in foreign currencies, subjecting the Company to foreign currency exchange rate risk. During 2023 and 2022, the Company entered into foreign currency exchange rate forward contracts, with three commercial banks as the counterparties, with maturities of generally 12 months or less, to reduce the volatility of cash flows primarily related to forecasted costs denominated in Philippine pesos and Indian rupees. In addition, the Company utilizes foreign currency exchange rate contracts to mitigate foreign currency exchange rate risk associated with foreign currency-denominated assets and liabilities, primarily intercompany balances. The Company does not use foreign currency exchange rate contracts for trading purposes. The exchange rate forward contracts entered into by the Company are not designated as hedging instruments. Any gains or losses resulting from changes in the fair value of these contracts are recognized in other expense (income), net in the consolidated statements of operations. The forward contract receivable (payable) resulting from changes in fair value was recorded under prepaid expenses and other current assets (accounts payable and accrued liabilities).

The following table presents the Company's settled forward contracts and realized and unrealized losses (gains) associated with derivative contracts:

		Year ended December 31,				
(in thousands)		2023		2022		2021
Notional amount of settled forward contracts in Philippine pesos	$	221,014	$	194,013	$	109,200
Notional amount of settled forward contracts in Indian rupees		30,950		—		—
Total notional amount of settled forward contracts	$	251,964	$	194,013	$	109,200
Realized losses (gains) from settlement of forward contracts	$	(2,577)	$	13,336	$	446
Notional amount of outstanding forward contracts in Philippine pesos	$	169,029	$	175,050	$	127,200
Notional amount of outstanding forward contracts in Indian rupees		45,193		—		—
Total notional amount of outstanding forward contracts	$	214,222	$	175,050	$	127,200
Unrealized foreign exchange losses (gains) on forward contracts	$	2,485	$	(4,589)	$	4,573

By entering into derivative contracts, the Company is exposed to counterparty credit risk, or the failure of the counterparty to perform under the terms of the derivative contract. For the periods presented, the non-performance risk of the Company and the counterparties did not have a material impact on the fair value of the derivative instruments.

The Company has implemented the fair value accounting standard for those assets and liabilities that are re-measured and reported at fair value at each reporting period. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. This standard applies to fair value measurements already required or permitted by existing standards.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset and include situations where there is little, if any, market activity for the asset.

For financial statement presentation purposes, the Company offsets assets and liabilities for forward contracts with the same counterparty that it has the right and intent to net settle upon maturity; however, it does not offset assets and liabilities under master netting arrangements that it does not intend to net settle. The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	December 31, 2023							
	Fair value measurements using				Effect of Counter-party Netting	Net Amounts on Balance Sheet	Effect of Master Netting Arrangements	Net Amounts
(in thousands)	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total Gross Fair Value				
Assets								
Forward contract receivable	$ —	$ 95	$ —	$ 95	$ —	$ 95	$ (95)	$ —
Liabilities								
Forward contract payable	$ —	$ 784	$ —	$ 784	$ —	$ 784	$ (95)	$ 689

(in thousands)	December 31, 2022							
	Fair value measurements using							
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total Gross Fair Value	Effect of Counter-party Netting	Net Amounts on Balance Sheet	Effect of Master Netting Arrangements	Net Amounts
Assets								
Money market funds	$ 6,069	$ —	$ —	$ 6,069	$ —	$ 6,069	$ —	$ 6,069
Forward contract receivable	$ —	$ 4,845	$ —	$ 4,845	$ (518)	$ 4,327	$ (1,778)	$ 2,549
Liabilities								
Forward contract payable	$ —	$ 3,049	$ —	$ 3,049	$ (518)	$ 2,531	$ (1,778)	$ 753

The Company's derivatives are carried at fair value using various pricing models that incorporate observable market inputs, such as interest rate yield curves and currency rates, which are Level 2 inputs. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty or by the Company.

6. Property and Equipment, net

The components of Property and equipment, net at December 31, 2023 and 2022 were as follows:

(in thousands)	December 31, 2023	December 31, 2022
Leasehold improvements	$ 67,552	$ 53,950
Technology and computers	105,375	95,189
Furniture and fixtures	7,392	6,173
Construction in process	1,140	4,640
Other property and equipment	14,238	10,828
Property and equipment, gross	195,697	170,780
Accumulated depreciation	(126,804)	(95,727)
Property and equipment, net	$ 68,893	$ 75,053

The Company's principal operations are in the Philippines where the majority of property and equipment resides under its wholly owned subsidiaries. The table below presents the Company's total property and equipment by geographic location as of December 31, 2023 and 2022:

(in thousands)	December 31, 2023	December 31, 2022
Philippines	$ 29,765	$ 42,153
United States	7,308	9,136
India	17,452	15,482
Rest of World	14,368	8,282
Property and equipment, net	$ 68,893	$ 75,053

7. Goodwill and Intangibles

On April 15, 2022, the Company completed the acquisition of heloo. As a result of the acquisition, the Company recorded approximately $21.9 million of goodwill and $11.2 million of other identifiable intangible assets. See Note 3, "Business Combination" for additional information.

The changes in the carrying amount of goodwill during the period were as follows:

(in thousands)

Balance as of December 31, 2021	$ 195,735
Acquisition of heloo	21,908
Foreign currency translation	(261)
Balance as of December 31, 2022	217,382
Foreign currency translation	726
Balance as of December 31, 2023	$ 218,108

The results of our goodwill impairment tests for the years ended December 31, 2023 and 2022 did not indicate any impairments of goodwill.

Intangible assets consisted of the following as of December 31, 2023 and 2022:

(in thousands)	Weighted-Average Years Remaining	December 31, 2023			December 31, 2022		
		Intangibles, Gross	Accumulated Amortization	Intangibles, Net	Intangibles, Gross	Accumulated Amortization	Intangibles, Net
Customer relationships	9.7	$ 251,899	$ (86,176)	$ 165,723	$ 251,539	$ (68,987)	$ 182,552
Trade name	9.8	41,900	(14,665)	27,235	42,222	(11,986)	30,236
Other intangibles	0.0	236	(236)	—	410	(205)	205
Total	9.7	$ 294,035	$ (101,077)	$ 192,958	$ 294,171	$ (81,178)	$ 212,993

Future amortization expense for intangible assets subject to amortization was:

(in thousands)

2024	$ 19,957
2025	19,957
2026	19,957
2027	19,957
2028	19,957
Thereafter	93,173
Total	$ 192,958

8. Long-Term Debt

The balances of current and non-current portions of debt consist of the following as of December 31, 2023 and 2022:

(in thousands)	December 31, 2023			December 31, 2022		
	Current	Noncurrent	Total	Current	Noncurrent	Total
Term Loan	$ 8,438	$ 257,175	$ 265,613	$ 3,712	$ 265,613	$ 269,325
Less: Debt financing fees	(379)	(1,009)	(1,388)	(378)	(1,388)	(1,766)
Total	$ 8,059	$ 256,166	$ 264,225	$ 3,334	$ 264,225	$ 267,559

2019 Credit Agreement

On September 25, 2019, the Company entered into a credit agreement (the "2019 Credit Agreement") that included a $210.0 million term loan (the "2019 Term Loan Facility") and a $40.0 million revolving credit facility (the "2019 Revolving Credit Facility" and, together with the 2019 Term Loan Facility, the "2019 Credit Facilities"). On April 30, 2021, the Company entered into Amendment No. 1 to the 2019 Credit Agreement with the existing lenders providing for $50.0 million incremental revolving credit commitments on the same terms as the existing revolving credit facility. On September 7, 2022, the Company entered into the 2022 Credit Agreement (as defined below) and the total outstanding debt under the 2019 Credit Facilities of $267.2 million was fully repaid.

2022 Credit Agreement

On September 7, 2022, the Company entered into a credit agreement (the "2022 Credit Agreement") with both new and existing lenders which amended and restated the 2019 Credit Agreement. The 2022 Credit Agreement includes a $270.0 million term loan (the "2022 Term Loan Facility") and a $190.0 million revolving credit facility (the "2022 Revolving Credit Facility" and, together with the 2022 Term Loan Facility, the "2022 Credit Facilities"). The proceeds of the 2022 Term Loan Facility were used to repay all borrowings under the 2019 Credit Facilities, to pay related fees and expenses and for general corporate purposes (the "Refinancing"). The Refinancing was accounted for as a debt modification for existing lenders and new debt for new lenders, resulting in debt issuance costs, including amounts allocated from the 2019 Credit Facilities, of $1.9 million associated with the 2022 Term Loan Facility and $1.1 million associated with the undrawn 2022 Revolving Credit Facility. Third party fees of $0.3 million associated with the debt modification were recorded in financing expenses on the consolidated statements of operations for the year ended December 31, 2022.

The 2022 Term Loan Facility matures on September 7, 2027, and commencing with the fiscal quarter ending December 31, 2022, requires quarterly principal payments of 0.25% of the original principal amount through September 30, 2023, 0.625% of the original principal amount through September 30, 2024, 1.25% of the original principal amount through September 30, 2025, 1.875% of the original principal amount through September 30, 2026 and 2.50% of the original principal amount thereafter, with the remaining principal due in a lump sum at the maturity date. Voluntary principal prepayments are permitted.

The 2022 Revolving Credit Facility provides the Company with access to a $15.0 million letter of credit facility and a $15.0 million swing line facility, each of which, to the extent used, reduces borrowing availability under the 2022 Revolving Credit Facility. The 2022 Revolving Credit Facility terminates on September 7, 2027. As of December 31, 2023, we had no balance outstanding and $190.0 million of borrowing available under the 2022 Revolving Credit Facility.

Borrowings under the 2022 Credit Agreement, with the exception of swing line borrowings, bear interest, at our option, either at (i) an adjusted Term Secured Overnight Financing Rate ("SOFR rate") plus a margin of 2.25% per annum, subject to a SOFR rate floor of 0.00% or (ii) an alternative base rate plus a margin of 1.25% per annum, subject to an alternative base rate floor of 1.00%, Any borrowings under the swing line will be subject to the base rate. The 2022 Revolving Credit Facility also requires a commitment fee of 0.40% per annum of undrawn commitments to be paid quarterly in arrears. We have elected to pay interest on borrowings under the 2022 Term Loan Facility based on the SOFR rate. The interest rate in effect for the 2022 Term Loan Facility as of December 31, 2023 was 7.705% per annum. Due to its variable interest rates, the carrying amount of debt approximates fair value based on the present value of future cash flows using Level 2 inputs.

The 2022 Credit Agreement contains a financial covenant requiring compliance with a maximum total net leverage ratio and certain other covenants, including, among other things, covenants restricting additional borrowings, investments (including acquisitions) and distributions. We were in compliance with all debt covenants as of December 31, 2023. Substantially all assets of our direct wholly owned subsidiary TU MidCo, Inc., its wholly owned subsidiary TU BidCo, Inc. and its material wholly owned domestic subsidiaries are pledged as collateral under the 2022 Credit Agreement, subject to certain customary exceptions.

Principal maturities of the outstanding debt as of December 31, 2023 are as follows:

(in thousands)		
2024	$	8,438
2025		15,188
2026		21,937
2027		220,050
Total	$	265,613

9. Leases

The following table presents operating lease costs recorded to cost of service:

(in thousands)	Year ended December 31,	
	2023	2022
Operating lease costs - Cost of services	$ 17,314	$ 15,242

Operating lease costs recorded to selling, general, and administrative expense were immaterial during the years ended December 31, 2023 and 2022. Rental expense for the year ended December 31, 2021 was $12.9 million.

The following table presents the weighted average remaining lease term and weighted average discount rate for the Company's operating leases as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term	3.5 years	4.1 years
Weighted average discount rate	6.3 %	5.3 %

The following table presents supplemental cash flow information related to the Company's operating leases:

(in thousands)	December 31, 2023	December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 16,825	$ 14,551
ROU assets obtained in exchange for operating lease liabilities	18,938	13,146

The future lease payments on the Company's operating lease liabilities as of December 31, 2023 were as follows:

(in thousands)	
2024	$ 18,292
2025	15,495
2026	9,943
2027	5,394
2028	2,031
Thereafter	1,838
Total lease payments	52,993
Less: interest	(5,646)
Total lease liabilities	$ 47,347

10. Commitments and Contingencies

Legal Proceedings

We are subject to various legal proceedings, claims, and litigation arising in the ordinary course of business. Although the outcomes of such matters cannot be predicted with certainty, we believe that resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on the Company's business, operating results, cash flows, or financial condition.

On February 23, 2022, a purported class action lawsuit captioned Lozada v. TaskUs, Inc. et al., No. 22-cv-1479-JPC, was filed in the United States District Court for the Southern District of New York against the Company, our Chief Executive Officer, our President, and our Chief Financial Officer. The complaint alleges that the registration statement filed in connection with the Company's IPO and the Company's second and third quarter 2021 earnings calls contained materially false and misleading information in violation of the federal securities laws. On October 20, 2022, the Court entered an order appointing Humberto Lozada as lead plaintiff in the lawsuit. On December 16, 2022, lead plaintiff filed an amended complaint, alleging additional misstatements in certain of the Company's 2021 earnings releases filed on Form 8-K and at an investor conference, and asserting additional securities claims, including against members of TaskUs's board of directors as well as BCP FC Aggregator L.P. The complaint seeks unspecified damages and an award of costs and expenses, including reasonable attorneys' fees, as well as equitable relief. We believe that the lawsuit is without merit and intend to defend the lawsuit vigorously. On February 17, 2023, TaskUs and the other named defendants filed a motion to dismiss. On October 16, 2023, the plaintiffs voluntarily dismissed with prejudice certain claims based on certain theories of liability. On January 5, 2024, the Court granted in part and denied in part the defendants' motion to dismiss. Defendants filed an answer to the complaint on February 9, 2024, and an initial pretrial conference was held on February 16, 2024. We cannot predict at this point the length of time that this action will be ongoing or the liability, if any, which may arise therefrom.

The Company is currently defending three lawsuits that present in large degree the same legal or factual issues, with allegations that are similar in nature. We believe that these three lawsuits are without merit and intend to defend each vigorously. We cannot predict at this point the length of time that these actions will be ongoing or the liability, if any, which may arise therefrom. As these actions are still in preliminary phases, any potential loss or impact on financial position or results of operations cannot yet be estimated:

On April 1, 2022, a purported class action lawsuit captioned Gregory Forsberg, Christopher Gunter, Samuel Kissinger, and Scott Sipprell vs. TaskUs, Inc. and Shopify, Inc., Shopify Holdings (USA), Inc., Shopify (USA) Inc., No. 1:22-cv-00436-UNA, was filed in the United States District Court for the District of Delaware. The complaint alleges the named defendants failed to exercise reasonable care in securing and safeguarding consumer information in connection with a 2020 data breach impacting Ledger SAS cryptocurrency hardware wallets, resulting in the unauthorized public release of approximately 272,000 pieces of detailed personally identifiable information, including Plaintiffs' and class members' full names, email addresses, postal addresses, and telephone numbers. The four named plaintiffs allege aggregate losses of approximately $140,000, and allege that the damages exceed $5 million for purposes of class action jurisdiction. On April 8, 2022, we filed a motion to dismiss, which is currently pending. This case is currently stayed.

On September 16, 2022, a lawsuit captioned My Choice Software, LLC vs. TaskUs, Inc., Tassilo Heinrich, Shopify, Inc., Shopify Holdings (USA) Inc., Shopify (USA) Inc., Does 1-50, No. 22-cv-1710 was filed in the United States District Court, Central District of California. The complaint alleges the defendants profited off of the plaintiff's information. The complaint seeks unspecified damages and an award of costs and expenses, including reasonable attorneys' fees, as well as equitable and injunctive relief. On February 13, 2023, we filed a motion to dismiss the amended complaint. In May 2023, the Court issued an Order dismissing certain parties, staying the case as to the Company and denying as moot the Company's previously filed motion to dismiss. This case is currently stayed.

On November 22, 2023, TaskUs was added as an additional defendant in a lawsuit captioned Naeem Seirafi, Edward Baton, Anthony Comilla, Brett Deeney, and Abraham Vilinger, individually and on behalf of all others similarly situated v. Ledger SAS, Shopify (USA) Inc., Shopify Inc., and TaskUs, Inc., No. 21-cv-02470 pending in the United States District Court, Northern District of California. The complaint alleges defendants failed to exercise reasonable care in securing and safeguarding consumer information in connection with a 2020 data breach impacting Ledger cryptocurrency hardware wallets, resulting in the unauthorized public release of approximately 272,000 pieces of detailed personally identifiable information, including Plaintiffs' and "Class" members' full names, email addresses, postal addresses, and telephone numbers. The complaint asserts claims against TaskUs for negligence, negligence per se, declaratory and injunctive relief, and for violations of the New York Deceptive Trade Practices Act. The named plaintiffs' alleged damages of approximately $557,000 and an award of costs and expenses, including reasonable attorneys' fees, as well as declaratory and injunctive relief, and other damages. On February 5, 2024, TaskUs filed a motion to dismiss, which is currently pending.

Indemnification

In addition, in the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify clients, vendors and other business partners with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, cybersecurity breach, services to be provided by us or from intellectual property infringement claims made by third parties. Historically, we have not experienced significant losses on these types of indemnification obligations.

11. Stock-Based Compensation

Stock Plans

Phantom Stock Plan

On June 19, 2015, TaskUs Holdings' board of directors officially adopted a company-wide phantom stock plan and related phantom share agreements. The plan and agreements establish key terms and conditions of the grants, including amount of shares reserved for the grant, amount granted to an employee, vesting, and forfeiture terms. The phantom stock awards were to be settled in cash upon an IPO or in a similar form as the method of purchase used by a future acquirer upon an occurrence of a change in control (each as defined in such plan).

In connection with the Blackstone Acquisition, the phantom stock awards associated with the plan were settled partially in cash and partially in rollover shares in accordance with the terms of the plan. The contractual lives and the vesting conditions for the rollover phantom stock varied depending on the employment status of the holder at the acquisition date. All other terms were substantially the same as the plan and the agreements as discussed above and were to be settled in cash upon an IPO or in a similar form as the method of purchase used by a future acquirer upon an occurrence of a change in control. Prior to the IPO, management determined that these triggering events were not probable, and as such no liability or expense was recorded prior to the IPO related to the rollover shares. There were 6,514,360 outstanding phantom shares as of December 31, 2020. There were 1,399,470 phantom shares forfeited during the year ended December 31, 2021. As of December 31, 2021, there were no phantom shares outstanding.

2019 Stock Incentive Plan

On April 16, 2019, the Company established an equity incentive plan pursuant to which the Company has granted option awards to selected executives and other key employees (the "2019 Plan"). The option awards contain service, market and performance conditions. Stock options under this plan contingently vest over a period of two years in the event of a change in control and over a period of three years in the event of an IPO (each as defined in such plan), with the vesting period beginning on the date of the performance event so long as the holder remains employed. The amount of options eligible for vesting is contingent upon Blackstone's return on invested capital in the Company. These options have contractual lives of 10 years. As amended, the Company reserved 7,597,730 common shares for issuance under the 2019 Plan. Following the IPO and establishment of the 2021 Plan, defined below, it is not expected that any additional awards will be issued under the 2019 Plan.

2021 Omnibus Incentive Plan

In connection with the IPO, the Company adopted the 2021 Omnibus Incentive Plan (the "2021 Plan" and, together with the 2019 Plan, the "Incentive Plans"), which provides for the issuance of non-qualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted shares of Class A common stock, restricted stock units ("RSUs"), or other equity-based or cash-based awards. The stock options are subject to service-based vesting conditions and generally vest quarterly or annually over three to four years and expire 10 years from the date of the grant. The RSUs are typically subject to service-based vesting conditions and generally vest in quarterly or annual installments over two to four years.

The Company initially granted 6,614,122 awards to its founders and reserved an additional 12,160,929 shares of Class A common stock for issuance under the 2021 Plan. As of December 31, 2023, the total number of shares available for future grants under the 2021 Plan was 7,371,346, subject to automatic annual evergreen increases.

Employee Stock Purchase Plan

The Company adopted the TaskUs, Inc. 2022 Employee Stock Purchase Plan (the "ESPP") on June 14, 2022. Under the ESPP, eligible employees may purchase a limited number of shares of our Class A common stock at the lesser of 85% of the market value on the enrollment date or 85% of the market value on the purchase date. As of December 31, 2023, no shares were issued through the ESPP. As of December 31, 2023, the total number of shares available for issuance under the ESPP was 5,000,000.

Stock Options

The following table summarizes the stock option activity for the year ended December 31, 2023:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2023	7,723,711	$ 12.98	7.6	$ 57,880
Granted	770,937	$ 18.11		
Exercised	(149,250)	$ 4.23		
Forfeited, cancelled or expired	(821,427)	$ 8.29		
Outstanding at December 31, 2023	7,523,971	$ 14.19	6.9	$ 30,867
Vested and exercisable at December 31, 2023	1,844,911	$ 19.85	7.1	$ 4,048
Vested and exercisable at December 31, 2023 and expected to vest thereafter	7,523,971	$ 14.19	6.9	$ 30,867

The weighted-average grant-date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $8.85, $10.73 and $9.69, respectively. The total pre-tax intrinsic value of the options exercised during the year ended December 31, 2023 and December 31, 2022 was $1.3 million and $10.9 million, respectively. No stock options were exercised during the year ended December 31, 2021.

Awards granted to employees contain service, performance and market conditions that affect vesting. We use the Black-Scholes model to determine the fair value of stock options with either solely service conditions or with a combination of service and performance conditions. Prior to the IPO, we valued our options using a combination of Monte Carlo simulation and Black-Scholes model. A Monte Carlo simulation was first used to determine the number of options eligible for vesting, then a Black-Scholes model was used to estimate the value for the vested options given the simulated scenario. The grant date fair value of the stock options was estimated using the Black-Scholes option pricing method with the following assumptions:

	Year ended December 31,		
	2023	2022	2021
Dividend yield (%)	0 %	0 %	0 %
Expected volatility (%)	36-45%	32-35%	32-35%
Risk-free interest rate (%)	3.6-4.2%	1.6-4.2%	0.8-1.4%
Expected term (years)	5.5-6.5	5.5-7.0	5.1-7.0

The assumptions used in the Black-Scholes model, other than the fair value of our common stock, are estimated as follows:

- Expected dividend yield: Zero percent, as we do not anticipate paying dividends on our common stock.
- Expected volatility: Based on the historical stock price volatility of comparable publicly-traded companies in our peer group and the implied volatility of our assets and current leverage.
- Risk-free interest rate: Based on the U.S. Treasury yield curve in effect at the time of grant.
- Expected term: Estimated based on the simplified method as we do not have adequate historical data.

RSUs

The following table summarizes the RSU activity for the year ended December 31, 2023:

	Number of RSUs		Weighted-average grant date fair value
Outstanding at January 1, 2023	3,895,224	$	28.00
Granted	1,798,074	$	16.66
Released	(1,303,760)	$	26.41
Cancelled	(525,219)	$	25.46
Unvested and Outstanding at December 31, 2023	3,864,319	$	23.60

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2022 and December 31, 2021 was $25.97 and $28.66, respectively. The total pre-tax intrinsic value of the RSUs released during the years ended December 31, 2023, 2022, and 2021 was $15.4 million, $20.3 million, and $12.4 million, respectively.

Performance Stock Units ("PSUs")

The Company had 3,373,417 PSUs with a weighted-average grant date fair value of $4.02 outstanding as of December 31, 2023 and 2022. The majority of the PSUs vest contingently in annual installments over four years subject to continued service and the achievement of certain enterprise value compound annual growth rate ("CAGR") targets. The remaining PSUs vest contingently in four years subject to continued service and the achievement of certain market capitalization CAGR targets. The grant date fair value of the PSUs granted during the year ended December 31, 2021 were estimated using the Monte Carlo simulation method with the following assumptions:

Dividend yield (%)	0 %
Expected volatility (%)	40 %
Risk-free interest rate (%)	0.1-0.6%

Stock-Based Compensation Expense

The following table summarizes the components of stock-based compensation expense recognized in the Company's consolidated statements of operations for the periods presented:

	Year ended December 31,		
(in thousands)	2023	2022	2021
Cost of services	$ 3,269	$ 3,557	$ 1,318
Selling, general, and administrative expense	49,490	65,422	172,367
Total	$ 52,759	$ 68,979	$ 173,685

For the year ended December 31, 2021, the change in control condition of our phantom shares became probable upon the IPO. As a result, the Company recognized expense in the amount of the expected cash settlement of the phantom shares totaling $127.5 million in selling, general and administrative expense on the consolidated statements of operations for the year ended December 31, 2021. Additionally, the Company concluded that the public offering represented a qualifying liquidity event that would cause the performance condition of the options under the 2019 Plan to be probable of occurring, and began recognizing compensation expense in relation to those options, including approximately $2.2 million of compensation expense related to nonvested stock options based on the service already provided by employees at that time.

For the year ended December 31, 2023, there was $7.8 million, $33.6 million and $2.5 million of unrecognized compensation expense related to the Company's unvested stock options, RSUs and PSUs, respectively, that is expected to be recognized over a weighted-average period of 0.8 years, 1.1 years and 1.1 years.

The tax benefits recognized in the consolidated statements of operations for stock-based compensation expense, including the impact of exercises and releases, were $0.8 million, $3.2 million, and $4.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.

12. Income Taxes

The components of income (loss) before income taxes consists of the following, for the periods indicated:

	Year ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
United States	$ 25,009	$ 7,942	$ (111,296)
Foreign	50,023	56,591	50,333
Income (loss) before income taxes	$ 75,032	$ 64,533	$ (60,963)

The provision for (benefit from) income taxes consists of the following, for the periods indicated:

	Year ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Current:			
Federal	$ 20,676	$ 16,418	$ 999
State	6,328	3,215	2,146
Foreign	10,297	16,233	6,067
Total current tax expense	37,301	35,866	9,212
Deferred:			
Federal	(8,377)	(6,490)	(9,844)
State	(1,060)	(881)	(796)
Foreign	1,478	(4,384)	(837)
Total deferred tax benefit	(7,959)	(11,755)	(11,477)
Total provision for (benefit from) income taxes	$ 29,342	$ 24,111	$ (2,265)

The following table presents the tax effects of temporary differences that gives rise to significant portions of deferred tax assets and deferred tax liabilities as of the dates indicated:

(in thousands)	December 31, 2023	December 31, 2022
Deferred Tax Assets		
Accruals	$ 5,012	$ 3,728
Allowances and reserves	1,186	1,374
Intercompany payable	2,137	1,654
State taxes	785	963
Stock-based compensation expense	9,045	8,004
Deferred revenue	903	772
Operating lease liabilities	1,390	1,292
Fixed assets	3,508	671
Unrealized foreign exchange gain/loss	—	1,130
Other capitalized costs	3,750	124
Other	219	1,930
Total deferred tax assets	$ 27,935	$ 21,642
Deferred Tax Liabilities		
Intangibles	(44,520)	(48,750)
Operating lease right-of-use assets	(1,266)	(1,241)
Unrealized foreign exchange gain/loss	(377)	—
Other	(2,129)	—
Total deferred tax liabilities	$ (48,292)	$ (49,991)
Net deferred tax liabilities	$ (20,357)	$ (28,349)

The Company assessed the available positive and negative evidence to estimate whether it was more likely than not that some portion, or all, of the deferred tax assets would be realized. Evidence of sources of taxable income and the pattern and timing of the reversal of the temporary differences were sufficient to support a conclusion that a valuation allowance was not needed. The Company thereby determined it was more likely than not the deferred tax assets would be realized.

The following is a reconciliation stated as a percentage of pretax income of the U.S. federal statutory income tax rate (21%) to the Company's effective tax rate:

| | Year ended December 31, | | |
	2023	2022	2021
Federal tax rate	21 %	21 %	21 %
State taxes, net of federal benefit	4	3	(2)
Other permanent differences	—	—	(6)
Nondeductible officers' compensation	6	9	(15)
Global Intangible Low Tax Income (GILTI)	12	10	(10)
Foreign Derived Intangible Income (FDII)	(2)	(1)	—
Return to accrual adjustment	1	2	(1)
Nondeductible transaction costs	—	—	(2)
Stock-based compensation expense	7	3	(3)
Foreign jurisdiction income tax holiday	(2)	(3)	6
Foreign tax credit	(10)	(11)	5
Foreign tax rate differential	(4)	1	9
Tax credits	(1)	—	2
Reserves for tax contingencies	4	—	—
Base Erosion and Anti-Abuse Tax (BEAT)	—	2	—
Earn-out consideration	2	3	—
Other adjustments	1	(2)	—
Effective tax rate	39 %	37 %	4 %

The Company operates under tax holidays in the Philippines, which were effective through December 31, 2023, and may be extended for certain sites, if certain additional requirements are satisfied. The tax holidays are conditional upon the Company meeting certain employment and investment thresholds. The impact of these tax holidays decreased foreign taxes by $5.2 million, $6.1 million and $6.7 million for the years ended December 31, 2023, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (diluted) was $0.05, $0.06 and $0.07 for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, unremitted earnings of the subsidiaries outside of the U.S. were approximately $273.7 million, which the Company has not made a provision for U.S. or additional foreign withholding taxes and state taxes. The Company's practice and intention are to indefinitely reinvest these earnings outside the U.S. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation.

Various foreign jurisdictions are in the process of enacting Pillar Two legislation to adopt a minimum tax of 15% on the income arising in each jurisdiction in which large corporations operate and would apply to multinational companies with consolidated revenue above €750 million in at least two of the four preceding years. This is per the "Model Rules", which are also referred to as the "Anti Global Base Erosion" or "GloBE" rules as issued by the Organization for Economic Co-operations and Development. The increased focus of Pillar Two and various jurisdictions enacting new tax laws could have a material adverse effect on our effective tax rate, results of operations, cash flows and financial condition. The impact of this tax will depend on our facts in each year, anticipated guidance from the U.S. Department of the Treasury, and other developing global tax legislation. We will continue to monitor the impact of Pillar Two among the jurisdictions where we operate, and Pillar Two legislation has been adopted.

During 2021, the Philippines passed the CREATE Act which, among other changes, reduced the Philippines statutory tax rate from 30% to 25%. As a result of the law change, the Company recognized an expense of $2.4 million as a result of reducing the value of deferred tax assets.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(in thousands)	Year ended December 31,			
	2023		2022	
Uncertain tax benefit balance as of beginning of period	$	1,356	$	1,720
Gross increases (decreases) - tax positions for current period		1,469		—
Gross increases (decreases) - tax position in prior periods		1,404		(364)
Uncertain tax benefit balance as of end of period	$	4,229	$	1,356

As of December 31, 2023, the Company had approximately $4.2 million of unrecognized tax benefits that if recognized would affect the effective income tax rate. The Company estimates no material changes to its uncertain tax positions within the next 12 months.

The Company recognizes interest and penalties related to uncertain tax positions as components of provision for (benefit from) income taxes. As of December 31, 2023, the Company accrued interest and penalties of $0.1 million and $0.2 million, respectively.

The Company files income tax returns in US federal and state jurisdictions, as well as the foreign jurisdictions it operates in, including the Philippines, India, Colombia, Croatia, Greece, Ireland, Japan, Malaysia, Mexico, the United Kingdom and Taiwan. As of December 31, 2023, the tax years 2018 to 2022 are subject to examination by tax authorities.

13. Shareholders' Equity

Dividend Distribution

On April 9, 2021, prior to the IPO, the board of directors declared a cash dividend in the aggregate amount of $50.0 million to holders of its common stock. The cash dividend was paid on April 16, 2021.

Amendment and Restatement of Certificate of Incorporation

On June 10, 2021, the Company amended and restated its certificate of incorporation to effect a ten-for-one forward stock split of its outstanding common stock and authorized three classes of ownership interests: (i) 250,000,000 shares of preferred stock, par value $0.01 per share, (ii) 2,500,000,000 shares of Class A common stock, par value $0.01 per share, and (iii) 250,000,000 shares of Class B common stock, par value $0.01 per share. After giving effect to the ten-for-one stock split, all outstanding shares of common stock were reclassified into an equal number of shares of Class B common stock (the "Class B Reclassification") and the selling shareholders participated equally in the Class B Reclassification.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion rights.

Voting Rights—Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock at any time or automatically upon certain conditions but no later than June 10, 2028 (seven years following the filing and effectiveness of the amended and restated certificate of incorporation).

Dividend Rights—Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally, on a per share basis, in any dividends our board of directors may declare from legally available sources; provided, however, that in the event a dividend is paid in the form of shares of Class A common stock or Class B common stock, then holders of Class A common stock shall be entitled to receive shares of Class A common stock and holders of Class B common stock shall be entitled to receive shares of Class B common stock. We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

Liquidation Rights—Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of the debts and other liabilities of the Company and subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock, the holders of all outstanding shares of Class A common stock and Class B common stock shall be entitled to receive the remaining assets of the Company available for distribution to its shareholders ratably in proportion to the number of shares held by each such shareholder.

Initial Public Offering

On June 15, 2021, the Company closed its IPO of 5,553,154 shares of Class A common stock (the "primary" offering) and selling shareholders sold 9,626,846 outstanding shares (the "secondary" offering), including shares sold by the selling shareholders pursuant to the underwriters' full exercise of their option to purchase additional shares, at a public offering price of $23.00 per share. The Company received net proceeds of $120.7 million after deducting underwriting discounts and commissions, but before deducting offering expenses. The Company used the proceeds from the primary offering, together with cash on hand, to satisfy payments of approximately $127.5 million in respect of vested phantom shares. The Company did not receive any proceeds from the secondary offering.

Secondary Offering

On October 25, 2021, certain of the Company's shareholders completed a secondary offering of 12,077,480 shares of the Company's Class A common stock at a public offering price of $63.50 per share. All of the shares of Class A common stock were offered by existing shareholders. The Company did not sell any common stock in the offering and did not receive any proceeds from the offering.

14. Earnings Per Share

The Company has Class A common stock and Class B common stock outstanding. Because the only difference between the two classes of common stock are related to voting, transfer and conversion rights, the Company has not presented earnings per share under the two-class method, as earnings per share are the same for both Class A common stock and Class B common stock. The accompanying financial statements and related notes to the financial statements give retroactive effect to the stock split for all periods presented. See Note 13, "Shareholders' Equity" for additional information.

The following table summarizes the computation of basic and diluted earnings per share for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,		
(in thousands, except share and per share data)	**2023**	**2022**	**2021**
Numerator:			
Net income (loss) available to common shareholders	$ 45,690	$ 40,422	$ (58,698)
Denominator:			
Weighted-average common shares outstanding - basic	93,938,931	97,815,679	94,832,137
Effect of dilutive securities	2,234,140	4,787,500	—
Weighted-average common shares outstanding - diluted	96,173,071	102,603,179	94,832,137
Net income (loss) per common share:			
Basic	$ 0.49	$ 0.41	$ (0.62)
Diluted	$ 0.48	$ 0.39	$ (0.62)

The Company excluded 5,719,465, 2,840,004, and 105,177 potential common stock equivalents from the computation of diluted EPS for the years ended December 31, 2023, 2022, and 2021, respectively, because the effect would have been anti-dilutive. In addition, the Company excluded 7,476,384 potential common stock equivalents from the computation of diluted EPS for the year ended December 31, 2021, since it was in a net loss position and the inclusion of potential common stock equivalents would have been anti-dilutive; however, these awards would have been dilutive if the Company was in a net income position. As of December 31, 2023 and 2022, there were 4,296,539 and 4,917,920, potential common stock equivalents outstanding, respectively, with market conditions which were not met at each date, that were excluded from the calculation of diluted EPS.

15. Related Party

On October 1, 2018, Bidco acquired 100% of the outstanding shares of TaskUs Holdings at a purchase price of $429.4 million (the "Transaction"). As a part of the Transaction, the Company entered into a Stock Purchase Agreement, which provides that the sellers of TaskUs Holdings are entitled to receive cash payments for certain tax benefits, if any, realized as a result of the Blackstone Acquisition that are received by the Company for a specified period after the closing date. The Company made a payment of $3.6 million to the sellers during the year ended December 31, 2021.

Underwriting of Offerings

Blackstone Securities Partners L.P., an affiliate of Blackstone, served as underwriter of 1,380,000 of the 15,180,000 million shares of Class A common stock sold in the IPO, with underwriting discounts and commissions of $1.265 per share paid by the Company and selling shareholders, with respect to the shares sold by them. Blackstone Securities Partners L.P. served as underwriter of 1,021,942 of the 12,077,480 shares of Class A common stock sold in the secondary offering, with underwriting discounts and commissions of $2.06375 per share paid by the selling shareholders.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

The Company's management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, the design and operation of the Company's disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's management has evaluated the effectiveness of its internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2023, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Item 9B. Other Information

Section 13(r) Disclosure

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Exchange Act, we hereby incorporate by reference herein Exhibit 99.1 of this report, which includes disclosures regarding activities at Atlantia S.p.A., which may be, or may have been at the time considered to be, an affiliate of Blackstone and, therefore, our affiliate.

Change of Registered Agent

On March 7, 2024, the Company filed a Change of Registered Agent and/or Registered Office (the "Certificate of Change") with the Secretary of State of the State of Delaware to change the Company's registered agent to The Corporation Trust Company and its registered office to 11209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The Certificate of Change was approved by the Board in accordance with Delaware law and has the effect of amending the Company's Second Amended and Restated Certificate of Incorporation, effective as of the date of filing of the Certificate of Change. A copy of the Certificate of Change is attached as Exhibit 3.2 to this Annual Report on Form 10-K and incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to TaskUs' Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to TaskUs' Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to TaskUs' Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to TaskUs' Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to TaskUs' Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(1) Financial Statements

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report.

(2) Financial Statement Schedules

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

(3) Exhibits

The exhibits listed below are filed as part of this Annual Report and are incorporated herein by reference, in each case as indicated below.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
3.1	Second Amended and Restated Certificate of Incorporation of TaskUs, Inc., dated as of June 10, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 15, 2021).
3.2*	Certificate of Change of Registered Agent and Registered Office of the Company.
3.3	Third Amended and Restated Bylaws of TaskUs, Inc., dated as of March 2, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 7, 2023).
4.1*	Description of Company's Securities Registered pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1	Amended and Restated Stockholders Agreement, dated as of June 15, 2021, by and among the Company and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 15, 2021).
10.2	Registration Rights Agreement, dated as of June 15, 2021, by and among the Company and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 15, 2021).
10.3†	TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 15, 2021).
10.4†	Amended and Restated 2019 TaskUs, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on June 15, 2021).
10.5†	Form of Restricted Stock Unit Agreement (Founder's Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A filed on May 6, 2021).
10.6†	Form of Option Agreement (Founder's Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A filed on May 6, 2021).
10.7†	Form of Performance Stock Unit Agreement (Founder's Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed on May 6, 2021).
10.8†	Founder Employment Agreement, dated as of June 2, 2015, by and between Bryce Maddock and TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.) (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 filed on April 12, 2021).
10.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1/A filed on May 6, 2021).
10.10†	Executive Employment Agreement, dated as of August 5, 2021, by and between the Company and Jarrod Johnson (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021).
10.11†	Executive Employment Agreement, dated as of August 5. 2021, by and between the Company and Balaji Sekar (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021).
10.12†	Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021).

10.13†	Form of Option Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021).
10.14†	Form of Performance Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021).
10.15	Security Agreement, dated as of September 25, 2019, among the grantors party thereto and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed on April 12, 2021).
10.16	Support and Services Agreement, dated as of October 1, 2018, among TaskUs, Inc. (formerly known as TU TopCo, Inc.), TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.), Blackstone Capital Partners VII L.P., Blackstone Capital Partners Asia L.P., and Blackstone Management Partners L.L.C (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 filed on April 12, 2021).
10.17†	Founder Employment Agreement, dated as of June 2, 2015, by and between Jaspar Weir and TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2022).
10.18†	Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2022).
10.19†	Form of Option Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2022).
10.20†	TaskUs, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 17, 2022).
10.21†	Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2022).
10.22†	Form of Option Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2022).
10.23	Amended and Restated Credit Agreement, dated as of September 25, 2019 and as amended and restated on September 7, 2022, among TU MidCo, Inc., TU BidCo, Inc., the guarantors party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swing line lender and an L/C issuer, and the lenders and L/C issuers party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 8, 2022).
10.24†	Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K filed on March 6, 2023).
10.25†	Form of Option Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed on March 6, 2023).
10.26†	Amendment to Performance Stock Unit Agreement (Founder's Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed on March 6, 2023).
10.27†	Amendment to Option Agreement (Founder's Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on March 6, 2023).
10.28†	Amendment to Restricted Stock Unit Agreement (Founder's Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on March 6, 2023).
10.29†	Pay Change Memo, dated February 28, 2023, for Bryce Maddock (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K filed on March 6, 2023).
10.30†	Pay Change Memo, dated February 28, 2023, for Jaspar Weir (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K filed on March 6, 2023).
10.31†*	Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan.
10.32†*	Pay Change Memo, dated March 1, 2024, for Balaji Sekar.
10.33†*	Pay Change Memo, dated March 1, 2024, for Jarrod Johnson.
10.34†*	Pay Change Memo, dated March 1, 2024, for Stephan Daoust.
10.35†*	Pay Change Memo, dated March 1, 2024, for Claudia Walsh.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of KPMG LLP.

31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Incentive Compensation Clawback Policy, dated as of September 6, 2023
99.1*	Section 13(r) Disclosure.
101.INS	XBRL Instance Document– the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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*   Filed herewith.
**   Furnished herewith.
†   Management contract or compensatory plan or arrangement in which directors and/or executive officers are eligible to participate.

The agreements and other documents filed as exhibits to this Annual Report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2024

TASKUS, INC.

By: /s/ Bryce Maddock
      Name: Bryce Maddock
      Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bryce Maddock Bryce Maddock	Chief Executive Officer and Director (principal executive officer)	March 8, 2024
/s/ Jaspar Weir Jaspar Weir	President and Director	March 8, 2024
/s/ Balaji Sekar Balaji Sekar	Chief Financial Officer (principal financial officer)	March 8, 2024
/s/ Steve Amaya Steven Amaya	Senior Vice President—Finance (principal accounting officer)	March 8, 2024
/s/ Amit Dixit Amit Dixit	Director	March 8, 2024
/s/ Michelle Gonzalez Michelle Gonzalez	Director	March 8, 2024
/s/ Jill A. Greenthal Jill A. Greenthal	Director	March 8, 2024
/s/ Susir Kumar Susir Kumar	Director	March 8, 2024
/s/ Mukesh Mehta Mukesh Mehta	Director	March 8, 2024
/s/ Jacqueline D. Reses Jacqueline D. Reses	Director	March 8, 2024
/s/ Kelly Tuminelli Kelly Tuminelli	Director	March 8, 2024

Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT AND/ OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the corporation is <u>TaskUs, Inc.</u>

2.   The Registered Office of the corporation in the State of Delaware is changed to <u>Corporation Trust Center, 1209 Orange Street</u> (street), in the City of <u>Wilmington</u>, County of <u>New Castle</u>   Zip Code <u>19801</u>. The name of the Registered Agent at such address upon whom process against this Corporation may be served is <u>THE CORPORATION TRUST COMPANY</u>.

3.   The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: <u>/s/ Scott Andreasen</u>
Authorized Officer

Name: <u>Scott Andreasen</u>
Print or Type

Exhibit 4.1

**DESCRIPTION OF REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934**

The following is a brief description of the Class A common stock, par value $0.01 per share (the "Class A common stock") of TaskUs, Inc. (the "Company"), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following also contains a description of the Class B common stock, par value $0.01 per share (the "Class B common stock") of the Company, which is not registered pursuant to Section 12 of the Exchange Act. The description of the Class B common stock is necessary to understand the material terms of the Class A common stock. References herein to "we," "us," "our" and "Company" refer to TaskUs, Inc. and not to any of its subsidiaries.

The following description does not purport to be complete. It is subject to and qualified in its entirety by reference to our second amended and restated certificate of incorporation (our "certificate of incorporation"), and our third amended and restated bylaws (our "bylaws"), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL") for additional information.

Authorized Capital Shares

Our authorized capital stock consists of 2,500,000,000 shares of Class A common stock, par value $0.01 per share, 250,000,000 shares of Class B common stock, par value $0.01 per share, and 250,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock and Class B Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion.

Voting Rights. Holders of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally. Holders of our Class B common stock are entitled to ten vote for each share held of record on all matters on which stockholders are entitled to vote generally. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders (including the election or removal of directors elected by our stockholders), unless otherwise required by Delaware law or our certificate of incorporation. Holders of our common stock, however, are not entitled to vote upon any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of one or more series of our preferred stock are entitled to vote as a separate class on such amendment under our certificate of incorporation or applicable law. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock are entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption, or conversion rights under our certificate of incorporation, except for the conversion of Class B common stock described below. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences, and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock that we may authorize and issue in the future.

Conversion of Class B Common Stock. Each share of Class B common stock is convertible at any time into one share of Class A common stock. Each share of our Class B common stock will convert automatically upon any transfer, whether or not for value, except for certain permitted transfers described in our certificate of incorporation, including transfers to family members, trusts solely for the benefit of the holder of Class B common stock or their family members, and partnerships, corporations, and other entities exclusively owned by the holder of Class B common stock or their family members, as well as affiliates, subject to certain exceptions. In addition, each share of our Class B common stock will convert automatically upon the earlier of (i) seven years from the filing and effectiveness of our certificate of incorporation in connection with our initial public offering ("IPO") and (ii) (x) with respect to certain investment funds associated with, or managed or designated by, Blackstone Inc., and their permitted successors and assigns (our "Sponsor"), the first date on which the aggregate number of shares of our Class B common stock held by our Sponsor ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock and (y) with respect to each of our co-founders, Bryce Maddock and Jaspar Weir (each, a "Co-Founder"), the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:

- the designation of the series;

- the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

- whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

- the dates at which dividends, if any, will be payable on shares of such series;

- the redemption rights and price or prices, if any, for shares of the series;

- the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

- the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

- whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

- restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

- the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the rights of the common stock to distributions to the holders of preferred stock upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits the directors, subject to any restriction in the certificate of incorporation, to declare and pay dividends out of the corporation's "surplus" or, if there is no "surplus," out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. "Surplus" is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation. The capital of the corporation is typically an amount equal to (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets is calculated to be the amount by which the fair value of the total assets of the corporation exceeds its total liabilities, and capital and surplus are not liabilities for such purpose. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Annual Stockholder Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation, bylaws, and the DGCL contain provisions which are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the Nasdaq Global Select Market ("Nasdaq"), which would apply so long as our Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors is divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances and the terms of our stockholders agreement, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

- prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

- at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66⅔% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who owns 15% or more of our outstanding voting stock or is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting stock at the date of termination, and their affiliates and associates. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that our Sponsor and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% of the total voting power of all then outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66⅔% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided further, however, that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the designating party. In addition, our certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with our Sponsor, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% of the total voting power of all then outstanding shares of stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders) (other than directors elected by the holders of any series of preferred stock, by voting separately as a series or together with one or more series, as the case may be).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, at least 30% of the total voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Sponsor and its affiliates. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions will not apply to our Sponsor and its affiliates so long as the stockholders agreement remains in effect. Our bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Our certificate of incorporation provides that any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the stockholder designated pursuant to our stockholders agreement and holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Our certificate of incorporation prohibits stockholder action by written consent in lieu of a meeting of stockholders at any time our Sponsors and its affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors; *provided* that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Supermajority Provisions

Our certificate of incorporation and bylaws provides that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our certificate of incorporation. For as long as our Sponsor and its affiliates beneficially own, in the aggregate, at least 30% of the total voting power of all then outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least $66\frac{2}{3}$% of the total voting power of all then outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation provides that at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least $66\frac{2}{3}$% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

- the provision requiring a $66\frac{2}{3}$% supermajority vote for stockholders to amend our bylaws;

- the provisions providing for a classified board of directors (the election and term of our directors);

- the provisions regarding resignation and removal of directors;

5

- the provisions regarding competition and corporate opportunities;

- the provisions regarding entering into business combinations with interested stockholders;

- the provisions regarding stockholder action by written consent;

- the provisions regarding calling special meetings of stockholders;

- the provisions regarding filling vacancies on our board of directors and newly created directorships;

- the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

- the provisions regarding forum selection; and

- the amendment provision requiring that the above provisions be amended only with a $66\frac{2}{3}\%$ supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters' Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders' Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder's stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or the Company's stockholders, (iii) action asserting a claim against the Company or any current or former director, officer, employee or stockholder of the Company arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws, or (iv) action asserting a claim against the Company or any director, officer, employee or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware. Our certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Our certificate of incorporation will provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and to have provided consent to the forum provisions in our certificate of incorporation. However, we note that there is uncertainty as to whether a court would enforce our forum selection provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries' employees. Our certificate of incorporation provides that, to the fullest extent permitted by law, none of our Sponsor or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, whether directly or through a suit brought derivatively on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director's duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

Our bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our Class A common stock is listed on Nasdaq under the symbol "TASK."

Exhibit 10.31

RESTRICTED STOCK UNIT GRANT NOTICE
UNDER THE
TASKUS, INC.
2021 OMNIBUS INCENTIVE PLAN
TIME-BASED VESTING AWARD

       TaskUs, Inc., a Delaware corporation (the "Company"), pursuant to its 2021 Omnibus Incentive Plan (as it may be amended and/or restated from time to time, the "Plan"), hereby grants to the Participant the number of Restricted Stock Units set forth below. The Restricted Stock Units are subject to all of the terms and conditions as set forth herein, in the Restricted Stock Unit Agreement (attached hereto or previously provided to the Participant in connection with a prior grant) and all other exhibits, appendices, and addenda attached thereto, and in the Plan, all of which are incorporated herein in their entirety. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Plan.

Participant: [*Insert Participant Name*]

Date of Grant: [●]

Vesting Reference Date: [●]

Number of
Restricted Stock Units: [●]

Vesting Schedule: Provided the Participant has not undergone a Termination at the time of the applicable vesting date (or event):

- [   ] of the Restricted Stock Units (rounded down to the nearest whole share) will vest on the first anniversary of the Vesting Reference Date;

- [Insert Vesting Schedule]

  Notwithstanding the foregoing, if (i) in connection with a Change in Control, the Restricted Stock Units would not otherwise be continued, converted, assumed, or replaced by the Company, a member of the Company Group or a successor entity thereto, then such Restricted Stock Units shall vest in full upon such Change in Control; or (ii) at any time following a Change in Control in which the Restricted Stock Units are continued, converted, assumed, or replaced by the Company, a member of the Company Group or a successor entity thereto, the Participant undergoes a Termination by (x) the Service Recipient without Cause or (y) reason of the Participant's death or Disability, in each of cases (x) and (y), then such Restricted Stock Units shall vest in full upon such Termination.

  For the avoidance of doubt, no Termination shall occur unless the Participant is no longer providing any services (whether as an employee, director, consultant or otherwise) to any member of the Company Group.

  *   *   *

TASKUS, INC.

_____
By:
Title:

THE UNDERSIGNED PARTICIPANT ACKNOWLEDGES RECEIPT OF THIS RESTRICTED STOCK UNIT GRANT NOTICE, THE RESTRICTED STOCK UNIT AGREEMENT AND ALL OTHER EXHIBITS, APPENDICES, AND ADDENDA ATTACHED THERETO, AND THE PLAN, AND, AS AN EXPRESS CONDITION TO THE GRANT OF RESTRICTED STOCK UNITS HEREUNDER, AGREES TO BE BOUND BY THE TERMS OF THIS RESTRICTED STOCK UNIT GRANT NOTICE, THE RESTRICTED STOCK UNIT AGREEMENT AND ALL OTHER EXHIBITS, APPENDICES, AND ADDENDA ATTACHED THERETO, AND THE PLAN.

PARTICIPANT[1]

(Electronic signature to be captured via E*TRADE online acceptance)
_____

---

[1] To the extent that the Company has established, either itself or through a third-party plan administrator, the ability to accept this award electronically, such acceptance shall constitute the Participant's signature hereto.

TIME-BASED RESTRICTED STOCK UNIT AGREEMENT
UNDER THE
TASKUS, INC.
2021 OMNIBUS INCENTIVE PLAN

Pursuant to the Restricted Stock Unit Grant Notice (the "***Grant Notice***") delivered to the Participant (as defined in the Grant Notice), and subject to the terms of this Restricted Stock Unit Agreement (this "***Restricted Stock Unit Agreement***") and all other exhibits, appendices, and addenda attached hereto, and the TaskUs, Inc. 2021 Omnibus Incentive Plan, as it may be amended and restated from time to time (the "***Plan***"), TaskUs, Inc., a Delaware corporation (the "***Company***"), and the Participant agree as follows. Capitalized terms not otherwise defined herein shall have the same meaning as set forth in the Plan.

1. **Grant of Restricted Stock Units**. Subject to the terms and conditions set forth herein and in the Plan, the Company hereby grants to the Participant the number of Restricted Stock Units provided in the Grant Notice (with each Restricted Stock Unit representing an unfunded, unsecured right to receive one share of Class A Common Stock). The Company may make one or more additional grants of Restricted Stock Units to the Participant under this Restricted Stock Unit Agreement by providing the Participant with a new grant notice, which may also include any terms and conditions differing from this Restricted Stock Unit Agreement to the extent provided therein. The Company reserves all rights with respect to the granting of additional Restricted Stock Units hereunder and makes no implied promise to grant additional Restricted Stock Units.

2. **Vesting**. Subject to the conditions contained herein and in the Plan, the Restricted Stock Units shall vest as provided in the Grant Notice.

3. **Settlement of Restricted Stock Units**. Subject to any election by the Committee pursuant to Section 9(d)(ii) of the Plan, the Company will deliver to the Participant, without charge, as soon as reasonably practicable (and, in any event, within two and one-half months) following the applicable vesting date, one share of Class A Common Stock for each Restricted Stock Unit (as adjusted under the Plan, as applicable) which becomes vested hereunder and such vested Restricted Stock Unit shall be canceled upon such delivery. The Company shall either (a) deliver, or cause to be delivered, to the Participant a certificate or certificates therefore, registered in the Participant's name or (b) cause such shares of Class A Common Stock to be credited to the Participant's account at the third party plan administrator. Notwithstanding anything in this Restricted Stock Unit Agreement to the contrary, the Company shall have no obligation to issue or transfer any shares of Class A Common Stock as contemplated by this Restricted Stock Unit Agreement unless and until such issuance or transfer complies with all relevant provisions of law and the requirements of any stock exchange on which the Company's shares of Class A Common Stock are listed for trading.

4. **Treatment of Restricted Stock Units upon Termination**. The provisions of Section 9(c)(ii) of the Plan are incorporated herein by reference and made a part hereof, subject to the Vesting Schedule as provided in the Grant Notice (and for the avoidance for doubt, in the event of any conflict of the Grant Notice and Section 9(c)(ii) of the Plan, the provisions of the Grant Notice will prevail).

5. **Company; Participant**.

(a) The term "Company" as used in this Restricted Stock Unit Agreement with reference to employment or service shall include the applicable Service Recipient.

(b) Whenever the word "Participant" is used in any provision of this Restricted Stock Unit Agreement under circumstances where the provision should logically be construed to apply to the executors, the administrators, or the person or persons to whom the Restricted Stock Units may be transferred in accordance with Section 13(b) of the Plan, the word "Participant" shall be deemed to include such person or persons.

6. **Non-Transferability**. The Restricted Stock Units are not transferable by the Participant except to Permitted Transferees in accordance with Section 13(b) of the Plan. Except as otherwise provided herein, no assignment or transfer of the Restricted Stock Units, or of the rights represented thereby, whether voluntary or involuntary, by operation of law or otherwise, shall vest in the assignee or transferee any interest or right herein whatsoever, but immediately upon such assignment or transfer the Restricted Stock Units shall terminate and become of no further effect.

7. **Rights as Stockholder**. Subject to any payments to be provided to the Participant in accordance with the Grant Notice and Section 13(c)(iii) of the Plan, the Participant or a Permitted Transferee shall have no rights as a stockholder with respect to any share of Class A Common Stock underlying a Restricted Stock Unit unless and until the Participant shall have become the holder of record or the beneficial owner of such Class A Common Stock, and no adjustment shall be made for dividends or distributions or other rights in respect of such share of Class A Common Stock for which the record date is prior to the date upon which the Participant shall become the holder of record or the beneficial owner thereof.

8. **Tax Withholding**. The provisions of Section 13(d) of the Plan are incorporated herein by reference and made a part hereof.

9. **Notice**. Every notice or other communication relating to this Restricted Stock Unit Agreement between the Company and the Participant shall be in writing, which may include by electronic mail, and shall be mailed to or delivered to the party for whom it is intended at such address as may from time to time be designated by such party in a notice mailed or delivered to the other party as herein provided; *provided*, that, unless and until some other address be so designated, all notices or communications by the Participant to the Company shall be mailed or delivered to the Company at its principal executive office, to the attention of the Company's VP Legal, Corporate Secretary or its designee, and all notices or communications by the Company to the Participant may be given to the Participant personally or may be mailed to the Participant at the Participant's last known address, as reflected in the Company's records. Notwithstanding the above, all notices and communications between the Participant and any third-party plan administrator shall be mailed, delivered, transmitted or sent in accordance with the procedures established by such third-party plan administrator and communicated to the Participant from time to time.

10. **No Right to Continued Service**. This Restricted Stock Unit Agreement does not confer upon the Participant any right to continue as an employee or service provider to the Service Recipient or any other member of the Company Group.

11. **Binding Effect**. This Restricted Stock Unit Agreement shall be binding upon the heirs, executors, administrators and successors of the parties hereto.

12. **Waiver and Amendment.** Except as otherwise set forth in Section 12 of the Plan, any waiver, alteration, amendment or modification of any of the terms of this Restricted Stock Unit Agreement shall be valid only if made in writing and signed by the parties hereto; *provided, however*, that any such waiver, alteration, amendment or modification is consented to on the Company's behalf by the Committee. No waiver by either of the parties hereto of their rights hereunder shall be deemed to constitute a waiver with respect to any subsequent occurrences or transactions hereunder unless such waiver specifically states that it is to be construed as a continuing waiver.

13. **Clawback/Forfeiture**. This Restricted Stock Unit Agreement shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) Applicable Law. In addition, if the Participant receives any amount in excess of what the Participant should have received under the terms of this Restricted Stock Unit Agreement for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the Participant shall be required to repay any such excess amount to the Company.

14. **Detrimental Activity**. Notwithstanding anything to the contrary contained herein or in the Plan, if the Participant has engaged in or engages in any Detrimental Activity, as determined by the Committee, then the Committee may, in its sole discretion, take actions permitted under the Plan, including, but not limited to: (i) cancelling any and all Restricted Stock Unit, or (ii) requiring that the Participant forfeit any gain realized on the settlement of the Restricted Stock Unit or the disposition of any Class A Common Stock received upon settlement of the Restricted Stock Units, and repay such gain to the Company.

15. **Right to Offset**. The provisions of Section 13(x) of the Plan are incorporated herein by reference and made a part hereof.

16. **Governing Law**. This Restricted Stock Unit Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Notwithstanding anything contained in this Restricted Stock Unit Agreement, the Grant Notice or the Plan to the contrary, if any suit or claim is instituted by the Participant or the Company relating to this Restricted Stock Unit Agreement, the Grant Notice or the Plan, the Participant hereby submits to the exclusive jurisdiction of and venue in the courts of Delaware.

17. **Plan**. The terms and provisions of the Plan are incorporated herein by reference. In the event of a conflict or inconsistency between the terms and provisions of the Plan and the provisions of this Restricted Stock Unit Agreement (including the Grant Notice), the Plan shall govern and control.

18. **Section 409A**. It is intended that the Restricted Stock Units granted hereunder shall be exempt from Section 409A of the Code pursuant to the "short-term deferral" rule applicable to such section, as set forth in the regulations or other guidance published by the Internal Revenue Service thereunder and shall be interpreted as such.

19. **Imposition of Other Requirements**. The Company reserves the right to impose other requirements on the Participant's participation in the Plan, on the Restricted Stock Unit and on any shares of Class A Common Stock acquired under the Plan, to the extent that the Company, in its sole discretion, determines it is necessary or advisable for legal or administrative reasons, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

20. **Electronic Delivery and Acceptance**. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

21. **Entire Agreement**. This Restricted Stock Unit Agreement (including, without limitation, all exhibits attached hereto), the Grant Notice and the Plan constitute the entire agreement of the parties hereto in respect of the subject matter contained herein and supersede all prior agreements and understandings of the parties, oral and written, with respect to such subject matter.

Exhibit 1

COUNTRY SPECIFIC ADDENDUM

General. This Addendum includes additional country-specific notices, disclaimers, and/or terms and conditions that apply to individuals who are working or residing in the countries listed below, if any, and that may be material to the Participant's participation in the Plan. Such notices, disclaimers, and/or terms and conditions may also apply, as from the date of grant, if the Participant moves to or otherwise is or becomes subject to the applicable laws or company policies of any country listed below. Otherwise, the terms of the original Restricted Stock Unit Agreement apply.

Capitalized terms not defined in this Country Specific Addendum but defined in the Restricted Stock Unit Agreement or the Plan shall have the same meaning as in the Restricted Stock Unit Agreement or the Plan. The Committee shall interpret the terms of the Restricted Stock Unit Agreement, the Grant Notice, the Plan and any Country Specific Addendum, and all determinations made by the Committee shall be final and binding. In the event of a conflict between any term or provision contained in the Restricted Stock Unit Agreement and a term or provision of the Country Specific Addendum, the applicable term and provision of the Country Specific Addendum shall govern and prevail provided it does not contravene any material provisions of the Plan.

(Intentionally left blank. See following pages for the Country Specific Addendum)

Exhibit 10.32



March, 1 2024

**Compensation
Change Memo**

Balaji Sekar EID:

Dear Balaji,

Congratulations! Effective February 26, 2024, your base salary as CFO will increase to $400,000.

Current Base Annual Salary	$350,000
New Base Annual Salary	**$400,000**
Bonus Target (% of Annual Salary)	60%

You will be paid in accordance with TaskUs' standard payroll practices and subject to all withholdings and deductions as required by law. Please note that nothing in this Memo changes the terms of employment outlined in your employment offer letter or contract. If you have any questions or concerns regarding this memo or the changes set forth above, please feel free to contact the Human Resources Team.

Sincerely,

/s/ Brandy Zimmerman_____

Brandy Zimmerman
DVP, Global People Strategy

Agreed to and accepted by:

/s/ Balaji Sekar_____
Employee Name / Balaji Sekar

Exhibit 10.33



March, 1 2024

**Compensation
Change Memo**

Jarrod Johnson EID:

Dear Jarrod,

Congratulations! Effective February 26, 2024, your base salary as CCO will increase to $400,000.

Current Base Annual Salary	$350,000
New Base Annual Salary	**$400,000**
Bonus Target (% of Annual Salary)	100%

You will be paid in accordance with TaskUs' standard payroll practices and subject to all withholdings and deductions as required by law. Please note that nothing in this Memo changes the terms of employment outlined in your employment offer letter or contract. If you have any questions or concerns regarding this memo or the changes set forth above, please feel free to contact the Human Resources Team.

Sincerely,

/s/ Brandy Zimmerman_____

Brandy Zimmerman
DVP, Global People Strategy

Agreed to and accepted by:

/s/ Jarrod Johnson_____

Employee Name / Jarrod Johnson

Exhibit 10.34



March, 1 2024

**Compensation
Change Memo**

Stephan Daoust EID:

Dear Stephan,

Congratulations! Effective February 26, 2024, your base salary as COO will increase to $450,000.

Current Base Annual Salary	$350,000
New Base Annual Salary	**$450,000**
Bonus Target (% of Annual Salary)	60%

You will be paid in accordance with TaskUs' standard payroll practices and subject to all withholdings and deductions as required by law. Please note that nothing in this Memo changes the terms of employment outlined in your employment offer letter or contract. If you have any questions or concerns regarding this memo or the changes set forth above, please feel free to contact the Human Resources Team.

Sincerely,

/s/ Brandy Zimmerman_____

Brandy Zimmerman
DVP, Global People Strategy

Agreed to and accepted by:

/s/ Stephan Daoust_____

Employee Name / Stephan Daoust

Exhibit 10.35



March, 1 2024

**Compensation
Change Memo**

Claudia Walsh EID:

Dear Claudia,

Congratulations! Effective February 26, 2024, your base salary as General Counsel will increase to $400,000.

Current Base Annual Salary	$350,000
New Base Annual Salary	**$400,000**
Bonus Target (% of Annual Salary)	60%

You will be paid in accordance with TaskUs' standard payroll practices and subject to all withholdings and deductions as required by law. Please note that nothing in this Memo changes the terms of employment outlined in your employment offer letter or contract. If you have any questions or concerns regarding this memo or the changes set forth above, please feel free to contact the Human Resources Team.

Sincerely,

/s/ Brandy Zimmerman_____

Brandy Zimmerman
DVP, Global People Strategy

Agreed to and accepted by:

/s/ Claudia Walsh_____

Employee Name / Claudia Walsh

Exhibit 21.1

Subsidiaries of TaskUs, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
TU MidCo, Inc.	Delaware
TU BidCo, Inc.	Delaware
TaskUs Holdings, Inc.	Delaware
LizardBear Tasking Inc.	Philippines
Ridiculously Good Outsourcing, Inc.	Canada
TaskUs Colombia SAS	Colombia
TaskUs Greece Single Member Société Anonyme	Greece
TaskUs India Private Limited	India
TaskUs Ireland Private Limited	Ireland
TaskUs Limited	United Kingdom
TaskUs USA, LLC	Delaware
TaskUs Holdings, Inc., Taiwan Branch	Taiwan
TaskUs, S.A. de C.V.	Mexico
TaskUs Japan, G.K.	Japan
TaskUs Outsourcing Japan, G.K.	Japan
TaskUs Outsourcing Philippines Inc.	Philippines
TaskUs Malaysia Sdn, Bhd.	Malaysia
TaskUs Croatia d.o.o.	Croatia
TaskUs SB d.o.o. Beograd	Serbia

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-256996) on Form S-8 of our report dated March 8, 2024, with respect to the consolidated financial statements of TaskUs, Inc.

/s/ KPMG LLP

Los Angeles, California

March 8, 2024

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bryce Maddock, certify that:

1.   I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2023 of TaskUs, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2024

                                                         /s/ Bryce Maddock
                                                         _____
                                                         Bryce Maddock
                                                         Chief Executive Officer
                                                         (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 SARBANES-OXLEY ACT OF 2002

I, Balaji Sekar, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2023 of TaskUs, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2024

/s/ Balaji Sekar
_____
Balaji Sekar
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of TaskUs, Inc. (the "Company") for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bryce Maddock, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Bryce Maddock
Bryce Maddock
Chief Executive Officer
(Principal Executive Officer)

Date: March 8, 2024

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of TaskUs, Inc. (the "Company") for the fiscal year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Balaji Sekar, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Balaji Sekar
_____
Balaji Sekar
Chief Financial Officer
(Principal Financial Officer)

Date: March 8, 2024

Exhibit 97.1

TaskUs, Inc.
Incentive Compensation
Clawback Policy

1.   **Overview**. The Compensation Committee (the "***Committee***") of the Board of Directors (the "***Board***") of TaskUs, Inc. (the "***Company***") has adopted this Incentive Compensation Clawback Policy (the "***Policy***") which requires the recoupment of certain incentive-based compensation in accordance with the terms herein and is intended to comply with Listing Rule 5608, as promulgated by The Nasdaq Stock Market LLC, as such rule may be amended from time to time (the "***Listing Rules***"). Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms under Section 12 of this Policy.

2.   **Interpretation and Administration**. The Committee shall have full authority to interpret and enforce the Policy; provided, however, that the Policy shall be interpreted in a manner consistent with its intent to meet the requirements of the Listing Rules. As further set forth in Section 10 below, this Policy is intended to supplement any other clawback policies and procedures that the Company may have in place from time to time pursuant to other applicable law, plans, policies or agreements.

3.   **Covered Executives**. The Policy applies to each current and former Executive Officer of the Company who serves or served as an Executive Officer at any time during a performance period in respect of which Incentive Compensation is Received, to the extent that any portion of such Incentive Compensation is (a) Received by the Executive Officer during the last three completed Fiscal Years or any applicable Transition Period preceding the date that the Company is required to prepare a Restatement (regardless of whether any such Restatement is actually filed) and (b) determined to have included Erroneously Awarded Compensation. For purposes of determining the relevant recovery period referenced in the preceding clause (a), the date that the Company is required to prepare a Restatement under the Policy is the earlier to occur of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. Executive Officers subject to this Policy pursuant to this Section 3 are referred to herein as "***Covered Executives***."

4.   **Recovery of Erroneously Awarded Compensation**. If any Erroneously Awarded Compensation is Received by a Covered Executive, the Company shall reasonably promptly take steps to recover such Erroneously Awarded Compensation in a manner described under Section 5 of this Policy.

5.   **Forms of Recovery**. The Committee shall determine, in its sole discretion and in a manner that effectuates the purpose of the Listing Rules, one or more methods for recovering any Erroneously Awarded Compensation hereunder in accordance with Section 4 above, which may include, without limitation: (a) requiring cash reimbursement; (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the amount to be recouped from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law, as determined by the Committee. To the extent the Covered Executive refuses to pay to the Company an amount equal to the Erroneously Awarded Compensation, the Company shall have the right to sue for repayment and/or enforce the Covered Executive's obligation to make payment through the reduction or cancellation of outstanding and future compensation. Any reduction, cancellation or forfeiture of compensation shall be done in

compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

        6.   **No Indemnification**. The Company shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation for which the Committee has determined to seek recoupment pursuant to this Policy.

        7.   **Exceptions to the Recovery Requirement**. Notwithstanding anything in this Policy to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Policy if the Committee determines that recovery would be impracticable as a result of any of the following:

        (a)   the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

        (b)   recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

        8.   **Committee Determination Final**. Any determination by the Committee with respect to the Policy shall be final, conclusive and binding on all interested parties.

        9.   **Amendment**. The Policy may be amended by the Committee from time to time, to the extent permitted under the Listing Rules.

        10.   **Non-Exclusivity**. Nothing in the Policy shall be viewed as limiting the right of the Company or the Committee to pursue additional remedies or recoupment under or as required by any similar policy adopted by the Company or under the Company's compensation plans, award agreements, employment agreements or similar agreements or the applicable provisions of any law, rule or regulation which may require or permit recoupment to a greater degree or with respect to additional compensation as compared to this Policy (but without duplication as to any recoupment already made with respect to Erroneously Awarded Compensation pursuant to this Policy). This Policy shall be interpreted in all respects to comply with the Listing Rules.

        11.   **Successors**. The Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

12. **Defined Terms**.

"*Covered Executives*" shall have the meaning set forth in Section 3 of this Policy.

"*Erroneously Awarded Compensation*" shall mean the amount of Incentive Compensation actually Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, and computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in a Restatement:

    (A)   The calculation of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and

    (B)   The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

"*Exchange*" shall mean The Nasdaq Stock Market LLC.

"*Executive Officer*" shall mean the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company, in each case, as identified by the Company under Item 401(b) of Regulation S-K. Executive officers of the Company's parent(s) or subsidiaries shall be deemed executive officers of the Company if they perform such policy making functions for the Company. The term "policy-making function" does not include policy-making functions that are not significant.

"*Financial Reporting Measures*" shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures, including, without limitation, stock price and total shareholder return (in each case, regardless of whether such measures are presented within the Company's financial statements or included in a filing with the Securities and Exchange Commission).

"*Fiscal Year*" shall mean the Company's fiscal year; provided that a Transition Period between the last day of the Company's previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

"*Incentive Compensation*" shall mean any compensation (whether cash or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and may include, but shall not be limited to, performance bonuses and long-term incentive awards such as stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other equity-based awards. For the avoidance of doubt, Incentive Compensation does not include (i) awards that are granted, earned and vested exclusively upon completion of a specified employment period, without any performance condition, and
(ii) bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures. Notwithstanding the foregoing, compensation amounts shall not be considered "Incentive Compensation" for purposes of the Policy unless such compensation is

Received (1) while the Company has a class of securities listed on a national securities exchange or a national securities association and (2) on or after October 2, 2023, the effective date of the Listing Rules.

"***Listing Rules***" shall have the meaning set forth in Section 1 of this Policy.

Incentive Compensation shall be deemed "***Received***" in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

"***Restatement***" shall mean an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the Company's previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

"***Transition Period***" shall mean any transition period that results from a change in the Company's Fiscal Year within or immediately following the three completed Fiscal Years immediately preceding the Company's requirement to prepare a Restatement.

Adopted on: September 6, 2023

Acknowledgment of Incentive Compensation Clawback Policy

      Reference is made to the Incentive Compensation Clawback Policy of TaskUs, Inc., as adopted pursuant to Nasdaq Rule 5608 (the "***Policy***"). Capitalized terms used herein without definition have the meanings assigned to such terms under the Policy.

      By signing below, the undersigned acknowledges, confirms and agrees that:

- the undersigned has received and reviewed a copy of the Policy;
- the undersigned is, and will continue to be, subject to the Policy to the extent provided therein;
- the Policy may apply both during and after termination of the undersigned's employment with the Company and its affiliates; and
- the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation to the Company pursuant to the Policy.

_____
Signature

_____
Print Name

_____
Date

Exhibit 99.1

Section 13(r) Disclosure

The disclosure reproduced below was initially included in the Annual Report on Form 10-K filed with the Securities and Exchange Commission by Blackstone Inc. ("Blackstone") with respect to its fiscal year ended December 31, 2023, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended, in regard to Mundys S.p.A. (formerly Atlantia S.p.A.). Mundys S.p.A. may be, or may have been at the time considered to be, an affiliate of Blackstone, and therefore an affiliate of TaskUs, Inc. ("TaskUs"). TaskUs did not independently verify or participate in the preparation of the disclosure reproduced below.

Blackstone included the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2023:

Mundys S.p.A (formerly "Atlantia S.p.A.") provided the disclosure reproduced below in connection with activities during the quarter ended December 31, 2023. We have not independently verified or participated in the preparation of this disclosure.

"Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934. Funds affiliated with Blackstone first invested in Mundys S.p.A. on November 18, 2022 in connection with the voluntary public tender offer by Schema Alfa S.p.A. for all of the shares of Mundys S.p.A., pursuant to which such funds obtained a minority non-controlling interest in Mundys S.p.A. Mundys S.p.A. owns and controls Aeroporti di Roma S.p.A. ("ADR"), an operator of airports in Italy including Leonardo da Vinci-Fiumicino Airport. Iran Air has historically operated periodic flights to and from Leonardo da Vinci-Fiumicino Airport as authorized, from time to time, by an aviation-related bilateral agreement between Italy and Iran, scheduled in compliance with European Regulation 95/93, and approved by the Italian Civil Aviation Authority. ADR, as airport operator, is under a mandatory obligation to provide airport services to all air carriers (including Iran Air) authorized by the applicable Italian authority. The relevant turnover attributable to these activities (whose consideration is calculated on the basis of general tariffs determined by such independent Italian authority) in the quarter ended December 31, 2023 was less than €210,000. Mundys S.p.A. does not track profits specifically attributable to these activities."

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Board of Directors

Bryce Maddock
Chairman, CEO and Co-Founder, TaskUs, Inc.

Jaspar Weir
President and Co-Founder, TaskUs, Inc.

Amit Dixit
Senior Managing Director, Blackstone Inc.

Michelle Gonzalez
Corporate Vice President, M12 (Microsoft)

Jill A. Greenthal
Former Senior Managing Director, Blackstone Inc.

Susir Kumar
Chair, VFS Global

Mukesh Mehta
Senior Managing Director, Blackstone Inc.

Jacqueline D. Reses
Chair and CEO, Lead Bank

Kelly Tuminelli
CFO, TriNet

Executive Officers

Bryce Maddock
Chief Executive Officer

Jaspar Weir
President

Balaji Sekar
Chief Financial Officer

Jarrod Johnson
Chief Customer Officer

Stephan Daoust
Chief Operating Officer

Claudia Walsh
General Counsel and Corporate Secretary

Form 10-K Report

A copy of our Form 10-K for fiscal year 2023 filed with the Securities and Exchange Commission is available at no charge by contacting Investor Relations or on our website at https://ir.taskus.com/

Transfer Agent

Broadridge Corporate Issuer Solutions
844-998-0339 (Toll Free)
303-562-9304 (Toll)
shareholder@broadridge.com

Common Stock

TaskUs, Inc. Class A Common Stock is listed on the Nasdaq Stock Market under the symbol "TASK"

TaskUs, Inc.
IR@taskus.com